Coinstar 2002 Annual Report

it's not just about change
it's all about change



about the company

Coinstar Inc. owns and operates the only nationwide multi-national network of supermarket-based machines that offer self-service coin counting and other electronic services. The company has more than 10,000 machines linked by a sophisticated interactive network throughout the United States, as well as in Canada and the United Kingdom.

financial highlights


dollars in millions, except per share data


12,000
10,000
8,000
6,000
4,000
2,000
0
4,813
6,943
8,482
9,327
10,174
1998
1999
2000
2001
2002

Installed Units


$160
$140
$120
$100
$80
$60
$40
$20
0
$47.7
$77.6
$102.2
$127.8
$149.6
1998
1999
2000
2001
2002

Revenue
(dollars in millions)

north american core business

The following financial information represents the results of the North American core business only. Consolidated financial information prepared in accordance with accounting principles generally accepted in the United States of America is presented in the enclosed Annual Report on Form 10-K.

	2002	2001	2002/2001 percent change
Revenue	$149.6	$127.8	17.1%
Operating income	26.2	11.0	138.2%
Net income from continuing operations before income tax benefit	23.4	4.2	457.1%
Net income per diluted share before income tax benefit	$1.03	$0.19	442.1%
Weighted shares outstanding (000)	22,723	21,845	
Net cash provided by continuing operating activities	$50.3	$47.7	5.5%
EBITDA*	51.7	37.3	38.6%


$60
$50
$40
$30
$20
$10
0
-$10
$-0.9
$15.7
$22.5
$37.3
$51.7
1998
1999
2000
2001
2002



EBITDA*
(dollars in millions)


$30
$20
$10
0
-$10
-$20
-$30
$-23.4
$-13.5
$-8.1
$4.2
$23.4
1998
1999
2000
2001
2002



Net Income from continuing operations before income tax benefit
(dollars in millions)

* EBITDA, which is presented in this 2002 Annual Report (including the enclosed Form 10-K), represents earnings before interest, taxes, depreciation and amortization, and non-cash stock-based compensation. For reconciliation of net cash provided by operating activities to EBITDA, please see "five year summary" on page 7.

fellow shareholders

Coinstar is not just about change: quarters, dimes, nickels and pennies. We're about change: preparing for and meeting future challenges. The Coinstar team achieved a number of financial and operational goals in 2002 – small milestones that taken in combination translated into significantly improved results relative to fiscal 2001.

In April 2002 we secured a $90 million Syndicated Senior Credit Facility with Bank of America N.A. as lead agent. The financing allowed us to retire $36 million of our 13% senior subordinated notes, as well as pay off an existing $15.5 million senior loan. The attractive terms of the facility provided flexibility and security, which we will require as we grow our business. It also allowed us to significantly reduce our interest expense. The new financing saved us approximately $2.4 million during the year, and markedly improved our balance sheet.

Continuing our tradition of double-digit annual revenue growth, consolidated revenue for the full year 2002 increased 21% to $156 million from $129 million in 2001. This includes a 17% increase in Coinstar North American sales, as well as an impressive jump in overseas revenue from our United Kingdom operations. We continued to expand the business in 2002, surpassing the 10,000-install milestone and growing the annualized revenue per average unit.

In the second quarter of the year we rolled out the latest Coinstar machine design. The new "backlit" design serves two purposes: increasing revenue and enabling new products and services. The machine's bright, translucent panels are lit from behind, providing greater in-store visibility, which results in an incremental volume lift over time. Additionally, the machine is designed to accept new hardware, making rapid and cost-effective deployment of new products and services feasible. This is one way we are planning for success. The Coinstar team achieved its 2002 goal by strategically placing 1,500 backlit units by the end of the year, a telling measure of our execution capabilities and the progress we continue to make with technological innovation.

During the year we initiated pilots of Coinstar machines installed in locations outside our traditional base of high-traffic supermarkets. Other pilots involve relationships with third-party service providers. Working with these partners, we hope to find ways to expand our machine installations in more rural markets, as well as other channels of distribution such as high-traffic drug stores and mass merchandisers. We believe there could be significant installation growth opportunities resulting from these partnerships.


{ Randy Overturf }
{ Alex Camara }
{ Don Rench }
{ John Reilly }
Gretchen Marks }
{ Mike Doran }

While testing these ancillary markets, we continue to invest in our core business. We exceeded our new-unit installation goals both domestically and in the United Kingdom. Through a combination of television and radio advertising, public relations and national and local promotions, we are driving more consumers to Coinstar Centers and boosting same-unit volumes. Research shows that nearly 80% of first-time users become repeat users. Ultimately, our core business represents a unique, full-service platform that generates excellent per-square-foot economics for our supermarket partners.

Finally, Coinstar continues to explore the possibility of launching new consumer services through our existing and established infrastructure. We made steady progress in 2002 toward our goal of having a pipeline of new product pilots in test. We began one pilot with Prizm Technology, Inc. that allows prepaid wireless phone users to recharge their account balances at Coinstar Centers, and another with PhotoWorks Kiosks to provide photo processing services and photo CDs to digital camera users. We are actively exploring other product areas such as prepaid cards, bill payment and money transfer services. These pilots are designed to create long-term shareholder value by taking advantage of the operating leverage inherent in our business model.

In closing, we reiterate our belief that Coinstar is in excellent financial and operational condition. We ended 2002 with over $41.5 million in cash, 43% less debt than in 2001, and significant free cash flow generated. Moreover, we exceeded earnings expectations in each of the year's four quarters. We have over 500 talented employees who are the true source of the success we've enjoyed. Looking to 2003 and beyond, we will continue to respond to an ever-changing environment, but adhere to a prudent philosophy that manages risk and focuses on shareholder value. With these principles in mind, we are excited about the next twelve months and look forward to addressing our diverse and growing shareholder base again next year.

Very Truly Yours,

David W. Cole, Chief Executive Officer



Richard P. Stillman, Chief Operating Officer



{ Rich Stillman } { Bill Booth }

{ Dave Cole } { Sara White } { Peter Rowan }

five year summary

dollars in thousands, except per share data

Revenue

Revenue per average installed unit

Regional sales and marketing expense

Product research and development expense

Selling, general and administrative expense

Depreciation and amortization expense

Non-cash stock-based compensation expense

Interest and other expense, net

Net income (loss)[2] from continuing operations before income tax benefit

Net income (loss) per share, diluted

Net cash provided by continuing operating activities

EBITDA[3]

EBITDA margin[4]

north american core business

five year summary of selected financial data and operating results for the north american core business[1]

2002	2001	2000	1999	1998
$149,615	$127,816	$102,201	$77,575	$47,674
15,436	14,575	13,151	13,133	11,942
8,221	8,770	11,368	6,381	3,778
4,931	3,962	3,266	4,179	4,744
20,294	21,171	17,140	12,647	13,433
24,580	26,128	24,460	19,744	13,237
878	195	505	—	—
2,834	6,787	5,662	9,453	9,210
$23,395	$4,201	$(8,109)	$(13,526)	$(23,387)
$1.03	$0.19	$(0.40)	$(0.76)	$(1.54)
$50,282	$47,729	$26,786	$27,116	$9,558
51,687	37,311	22,518	15,671	(940)
34.5%	29.2%	22.0%	20.2%	(2.0)%

[1] Note: The above financial information represents the results of the North American core business only. Consolidated financial information prepared in accordance with accounting principles generally accepted in the United States of America is presented in the enclosed Annual Report on Form 10-K.

[2] Excludes extraordinary loss due to early extinguishment of debt totaling $3,942,000 and $3,250,00 in 2002 and 1999, respectively, net of income tax effect. Also excludes income tax benefit of $40,189,000 in 2002.

Reconciliation of GAAP measurement to EBITDA measurement.	2002	2001	2000	1999	1998
Net cash provided by continuing operating activities	$ 50,282	$47,729	$26,786	$27,116	$9,558
Changes in operating assets and liabilities	(510)	(16,884)	(8,992)	(11,913)	(9,325)
Other non-cash items	(919)	(321)	(938)	(8,985)	(10,383)
Net interest and other expense	2,834	6,787	5,662	9,453	9,210
EBITDA	$51,687	$37,311	$22,518	$15,671	$(940)

We believe EBITDA is an important non-GAAP measure that provides useful cash flow information regarding our ability to service, incur or pay down indebtedness and repurchase our common stock.

[3] EBITDA margin represents EBITDA as a percentage of Revenue.

information



board of directors



Keith D. Grinstein	Chairman of the Board
Deborah L. Bevier	Former President and Chief Executive Officer | Laird Norton Financial Group
David W. Cole	Chief Executive Officer | Coinstar, Inc.
Frances M. Conley	Chairwoman and Chief Executive Officer | Cutter & Buck, Inc.
David M. Eskenazy	Vice President | R.C. Hedreen Company
Robert D. Sznewajs	President and Chief Executive Officer | West Coast Bancorp
Ronald B. Woodard	Chairman | MagnaDrive Corporation



officers



David W. Cole	Chief Executive Officer
Richard P. Stillman	Chief Operating Officer
William W. Booth	Senior Vice President of Retail Development
Michael L. Doran	Senior Vice President of Software Technology
Alexander C. Camara	Vice President of U.K. Operations
Gretchen J. Marks	Vice President of Marketing
Randy S. Overturf	Vice President of Field Operations
John P. Reilly	Vice President of Coin Services
Donald R. Rench	Vice President, General Counsel and Corporate Secretary
Peter D. Rowan	Vice President of New Business Innovation
Sara L. White	Vice President of Human Resources
Richard C. Deck	Chief Accounting Officer

stockholder information



corporate headquarters	1800 114th Avenue SE | Bellevue, WA 98004 | **425.943.8000**
annual meeting	The annual meeting of stockholders will be held on Thursday, June 12, 2003, at 10:00 a.m. Pacific time at corporate headquarters.
stockholder inquiries	Stockholder inquiries may be directed to **425.943.8234**, or to Investor Relations | P.O. Box 91258 | Bellevue, WA 98009
legal counsel	Perkins Coie LLP | 1201 Third Avenue, 48th floor | Seattle, WA 98101
independent auditors	Deloitte & Touche LLP | 700 Fifth Avenue, Suite 4500 | Seattle, WA 98104
transfer agent and registrar	Computershare Trust Company, Inc. | 350 Indiana Street, Suite 800 | Golden, CO 80401 | 303.262.0600
stock exchange listing	Coinstar common stock is traded on the Nasdaq National Market System under the symbol CSTR.
web site	www.coinstar.com

SAFE HARBOR STATEMENT: This annual report contains forward-looking statements relating to Coinstar's anticipated growth and future operating results that involve a number of risks and uncertainties. These forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "intend", "anticipate", variations of such words and sir expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. Forward-looking statements in this report include, witl limitation, statements with respect to Coinstar's financial performance for the remainder of the 2003 fiscal year, Coinstar's plan to expand its service in the United Kingdom, expected volume lift from newly introduced mac design, growth opportunities from pilot programs, and the ability of Coinstar to effectively introduce and successfully market new products and services. Actual results may vary significantly from the results expressed or imp in such statements. Refer to the most recent reports filed with the Securities and Exchange Commission by Coinstar, Inc., including the Annual Report on Form 10-K enclosed herein, for factors that may impact future res

Annual report produced by Coinstar, Seattle, WA ; Photo Portrait: Jules Frazier, Seattle, WA | Printer: Rainier Color, Seattle, WA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~ AR/S

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

Commission File Number: 000-22555

COINSTAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3156448**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
1800 114th Avenue SE, Bellevue, Washington	**98004**
(Address of principal executive offices)	(Zip Code)

(425) 943-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ☒ No ☐

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based upon the closing price of Common Stock on June 28, 2002 as reported on the NASDAQ National Market, was approximately $378,192,000. Shares of Common Stock held by each executive officer and director and by each shareholder whose beneficial ownership exceeds 5% of the outstanding Common Stock at June 28, 2002 have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2003, there were 21,674,424 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for the annual meeting of stockholders to be held on June 12, 2003 are incorporated by reference in Part III of this Form 10-K. The definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which the report relates.

FORM 10-K
Index

PART I

Item 1. Business.

Our disclosure and analysis in this Annual Report on Form 10-K contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Summary

We were incorporated in the state of Delaware on October 12, 1993. We own and operate the only nationwide fully-automated network of self-service coin-counting machines. Our machines are installed primarily in supermarkets across the United States, Canada and in the United Kingdom. We have relationships with 19 of the 20 largest supermarket chains (excluding mass merchandisers) in the United States, a well-trained field service organization and a sophisticated, highly secure and scalable two-way, wide-area communications network.

We refer to our United States and Canada coin-counting business as our North American core business segment. We launched our North American core business with the installation of the first Coinstar unit in 1993. Since inception, our core business has counted and processed more than 137 billion coins worth over $6.4 billion in more than 190 million customer transactions. With over 260 retail partners (including supermarket chains and independent operators), we currently operate more than 10,170 Coinstar® units in 137 regional markets across North America with installations in 47 states, the District of Columbia and Canada.

Our other business segment consists of our United Kingdom coin-counting operation. In the United Kingdom we have agreements with Asda Stores Ltd. and Sainsbury's Supermarkets Ltd., two of the three largest supermarket chains in the United Kingdom, and we are testing our service in selected Tesco Stores Ltd. and Makro Self Service Wholesalers Ltd. locations. To date, we have installed over 530 machines in the United Kingdom.

The Coinstar coin-counting unit is highly accurate, durable, easy to use, easy to service and capable of processing up to 600 coins per minute. Consumers feed loose change into the unit, which sorts and counts the change and dispenses vouchers that list the dollar value of coins counted, less our transaction fee. The vouchers may be applied to retail purchases or redeemed for cash at the retail partner's store. Our coin-counting service provides consumers with a convenient and reliable means of converting loose coins into spendable cash. Our service also benefits our retail partners by providing an additional source of revenue, increasing store traffic, promoting sales and reducing internal store coin handling expenses.

Each Coinstar unit is powered by a Pentium® PC and is designed to operate as part of a scalable, two-way, wide-area communications network. Our sophisticated fully-automated network enables us to track each machine 24 hours a day and provides key financial data and operating statistics to our field service representatives, coin transportation partners, processing partners, banks and our headquarters for analysis and back-up.

Our internal field service organization of approximately 250 technicians is linked to the Coinstar network, and each field service technician receives a report every morning via modem detailing which units in his or her

technical service territory require maintenance or repair work. In addition, each technician receives real-time information throughout the day via wireless paging. The field service organization, which provides highly responsive service to our customers and retail partners by performing preventive maintenance and repair on our Coinstar units, enables us to maintain a system-wide unit availability of greater than 95%.

Our transportation partners are also linked to the Coinstar network and receive daily reports that detail which Coinstar units need to be emptied of accumulated change enabling dynamic route scheduling. The transportation partners pick up the accumulated change and deliver it to a commercial processing facility where the coins are sorted. The counts are then re-verified and checked against the Coinstar network's unit count to ensure accuracy. When the verification process is complete, the coins are deposited in the local bank. Funds representing 91.1% of the coin value processed are wired to the supermarket retailer as reimbursement for cash paid to the consumer or amounts applied towards retail purchases. We retain the remaining coin value, which represents our revenue, as our own transaction fee. On a quarterly basis we pay a percentage of our coin-counting revenue to our supermarket retailers, which we refer to as revenue share.

Financial Information about Industry Segments

See Note 14 to our consolidated financial statements for a summary of net revenue from unaffiliated customers, net income (loss) from continuing operations and identifiable assets attributable to our business segments for fiscal years ended 2002, 2001 and 2000.

Significant Coin–Counting Opportunity in the United States

We believe the market for coin-counting services is very large. Traditionally, banks and other depository institutions have been the primary means by which consumers could convert coins into cash, but they typically have provided the service only to their customers and generally only after the customer has pre-sorted, counted and wrapped the coins—a very inefficient and labor intensive process. The prevalence of coins in cash transactions and the lack of a convenient alternative for converting coins into cash have resulted in the continual accumulation of coins.

Growth Strategy

Our objective is to drive trial and repeat usage of the Coinstar service, both in North America and in the United Kingdom, and to develop new, value-added products and services that can be delivered through the Coinstar network. Key elements of our growth strategy include:

Increasing consumer use of our coin-counting service. In October 2002, we commissioned NFO WorldGroup, an independent research company, to perform a study regarding customer awareness and usage of our machines. This study indicated that only approximately 17.5% of the people living in markets where Coinstar machines have been installed for 12 months or more have tried our service. However, we enjoy high repeat usage of the Coinstar service. According to an earlier study performed by NFO WorldGroup, 78% of the people who have tried our service indicate a likelihood to use it again. We believe that through effective marketing we can build greater awareness of our service that will drive repeat usage to create recurring revenue streams and enhance the revenue growth of our coin recycling business.

Expanding the Coinstar network. We plan to selectively expand our presence in North America and the United Kingdom in high traffic supermarkets as our primary retail locations because of the prevalence of large regional chains, geographic concentration of stores and recurring consumer traffic. We believe an opportunity exists to increase the number of Coinstar units installed through increased penetration of existing supermarket partner stores as well as by entering into contracts with new supermarket partners. Supermarkets offer a large market of potential consumers, a convenient location for multiple consumer visits and opportunities for large-scale deployments. We estimate that our viable universe of installments, or the number of retail locations in

which we can profitably operate our coin-counting services, is between 13,000 to 15,000 stores in North America and approximately 1,000 stores in the United Kingdom.

In addition to targeting high traffic supermarkets, we continue exploring ways to reduce the cost of servicing our Coinstar machines and/or the cost structure of unit production to allow us to profitably penetrate lower density geographic markets and new distribution formats, such as high traffic drug stores, convenience stores and mass merchandisers. If we are successful in creating new business models with reduced cost structures and can make the unit economics more attractive in new markets and new distribution formats, we may be able to significantly expand our viable universe of installations beyond the estimated 13,000 to 15,000 supermarket locations we currently view as our target market. There can be no assurance, however, that any of the proposed new business models will result in expansion of our viable universe.

Leveraging the North American core business platform in the United Kingdom. We are continuing to expand in the United Kingdom. To date, we have installed over 530 Coinstar units in Sainsbury's Supermarkets Ltd. and Asda Stores Ltd. and, on a pilot basis, in Tesco Stores Ltd. and Makro Self Service Wholesalers Ltd. These retailers represent the three largest grocery retailers and the second largest wholesale warehouse club in the United Kingdom. We believe the United Kingdom offers an attractive market opportunity given the higher coin value of British currencies and similar customer profiles to the United States. We estimate that approximately 1,000 supermarket locations in the United Kingdom are viable primary retail locations.

Leveraging our existing network of over 10,700 machines, our core relationships and prime retail locations to provide value-added new products and services to consumers and our retail partners. Our network of over 10,700 machines, our relationships with leading supermarket chains and our prime retail locations form a strategic platform from which we are able to deliver additional value-added new products and services to consumers and our retail partners and create additional revenue streams independent of coin counting. We envision the Coinstar unit as the touch-point for a range of consumer products and services and are currently testing various concepts through our Coinstar machines such as prepaid wireless services, other prepaid stored value cards and digital image processing. There can be no assurance, however, that these concepts will prove successful enough to justify full-scale rollouts.

The Coinstar Network

Coinstar Unit

Our coin processing unit is comprised of a coin input and cleaning process, a coin counter that is designed to be jam-resistant, coin collection bins, a computer, a thermal printer, an input keypad, an internal phone and a color monitor. Our Coinstar unit is highly accurate, durable, easy to use, easy to service and capable of processing up to 600 coins per minute. The coin-counting system in our Coinstar unit detects and removes foreign coins, slugs, debris and damaged coins and directs the coins processed to collection trolleys located inside the Coinstar unit. Our proprietary technology has enabled our coin processing units to be available to customers more than 95% of the time. In the event of any malfunction, our units have a telephone handset so our retail partners can connect directly to our customer service center using a toll-free number.

Intelligent Communications and Information Systems

Each Coinstar unit is controlled by an internal computer that runs a multi-tasking operating system and is designed to operate as part of a scalable, two-way, wide-area communications network. In addition to controlling and coordinating coin sorting and other functions, the computer electronically records nearly all unit operations. For each coin-counting and processing transaction, the unit produces a unique transaction number, records the dollar amount, time and duration of the transaction and identifies the number of each type of coin processed and the number of rejected coins. Our network allows Coinstar units to transmit these key financial data and operating statistics to our headquarters for analysis and backup generally every 24 hours. We use this information

to accurately track unit coin flow and operating performance, enabling us to schedule timely coin pick-ups, provide unit service and perform essential accounting and reporting functions. In addition, this network enables us to configure and update the units remotely with a variety of operational and marketing data. The network and associated features provide the following key benefits:

- *Downloadable Information, Software Programs and Systems Enhancements.* With a scalable, two-way, wide-area communications network, we can send customized information to each Coinstar unit including store-specific advertising, on-screen promotions and coupons. In addition, our network enables us to download new versions of application and operating system software to Coinstar units. This ability to perform multiple functions remotely eliminates costly on-site visits and lowers our per unit operating costs.

- *Enhancement of Field Service Productivity.* Every Coinstar unit generates performance and operating reports that are transmitted daily over the network to our headquarters for consolidation. We can then electronically distribute this information through our network to our field service employees, which enables us to better utilize field service and transportation personnel. Information on individual unit usage and operations help us manage the efficiency of coin collection and transportation activities and reduce downtime resulting from units that are full of coins.

- *Financial Reporting and Reconciliation.* We receive financial data and operating statistics through the network on a daily basis. The financial and accounting information is reconciled with bank records and coin collection and transportation processing data logged into the network to ensure the accuracy and speed of each deposit. In addition, our retail partners automatically receive periodic facsimile or email reports generated by the network detailing information such as transaction volumes and deposits made for each store.

- *Automated Tracking of Coin Collection, Processing and Deposits.* Our two-way, wide-area communications network is securely linked using sophisticated networking equipment that enables us to accurately track all coin flow activity from the Coinstar unit to the depository institution. The Coinstar network is linked with our transportation and coin processing partners, which enables us to generate key coin tracking data.

- *Coinstar Network Scalability.* The Coinstar network is scalable to support the increasing demands resulting from our installation of Coinstar units. The components of the Coinstar network that reside at headquarters operate on widely available personal computers with certain reliability features. In addition, we have built an extensive and secure Intranet on top of our infrastructure using standard client/server tools provided by leading industry vendors, allowing for efficient and effective communication among our employees, supermarket partners and armored car carriers.

Field Service Organization

We retain approximately 250 dedicated field service employees, supporting personnel as well as third party providers. Our field service organization provides responsive service to our retail partners by ensuring the efficient collection and handling of coins and by performing preventive maintenance and repairs. Key components of the field service organization include:

- *Field Service Personnel.* In all our markets, our field service employees have the primary direct contact with our consumers and retail partners. Each field service team member is connected to our two-way, wide-area communications network by laptop computer, mobile phone and pager. Each Coinstar unit provides specific service information to the responsible field service employee by directly paging the employee with current operating information based on a series of predetermined performance criteria.

- *Transportation and Processing Services.* Some of our employees provide limited transportation services for our coins. However, we primarily contract with third parties to transport and process coins deposited in Coinstar units. We believe the use of these contracted resources allows growth with minimal

investment in facilities and equipment. The transportation service typically includes removing the coin trolleys, tagging them for deposit, cleaning the Coinstar unit, transporting the coins for processing at the coin processing facilities and depositing the coins to our local depository. We have an automated tracking system for tracking each deposit to each retail partner's account, as well as our bank account.

- *Installation Personnel.* An individual account manager manages each installation. For a typical installation, an operations representative visits the store prior to the delivery of the Coinstar unit to coordinate with the store manager on the location of the Coinstar unit within the store and review site requirements. On the day of delivery, our field service representative unpacks the unit and conducts a training and orientation session for store personnel.

Key Benefits of the Coinstar Network to Our Retail Partners

Our retail partner marketing strategy is to significantly increase our penetration with existing leading retail partners as well as to establish relationships with new leading retail partners in the largest metropolitan areas in the United States and in the United Kingdom. We highlight the benefits of our service, which include:

- *Increased Revenues to Our Partners.* We provide our retail partners an additional source of revenue by paying them a percentage of our coin-counting revenue, which we refer to as revenue share.
- *Increased Store Traffic.* We believe the Coinstar unit helps to increase store traffic by providing consumers with a fun, accurate and convenient means of converting accumulated change into cash. A January 2001 research study by NFO WorldGroup indicated that 59% of the Coinstar users were "very likely" or "somewhat likely" to visit another store to use a Coinstar unit if no unit were installed in the store they regularly visit.
- *Promotes Sales.* The research study by NFO WorldGroup also found that Coinstar units promote incremental sales for retailers by putting new disposable income in shoppers' hands. This study indicated that 40% of Coinstar users spend part or all of their cash vouchers in the store. Consumers often view their coin jars as "found money" and retailers enjoy access to this additional disposable income.
- *Reduces Internal Coin Handling Expenses.* We offer our retail partners the ability to process and count their coins without any processing fee subject to certain restrictions, such as day of the week. We believe that this service reduces our retail partners' internal coin handling labor expenses and losses.

Our Marketing Strategy

Our marketing strategy includes promoting use of the Coinstar unit through commercial media, such as selective television and radio advertising, national and local promotions and through our Coins that Count® program. We are conducting national promotions that increase usage and awareness while delivering additional value and products to consumers in a retail environment. For example, during 2002 we ran national promotions with Sony Pictures Entertainment and Nickelodeon. We also sponsored our own promotion, "Win Free Groceries for a Year." These types of national promotions through which the customer receives something in return if they utilize the Coinstar machine help drive increased traffic to the Coinstar machine and attract new consumers. On a local basis, we work closely with our retail supermarket partners to market to their existing customer bases. This includes communication through advertising media already used by our partners, such as cooperative newspaper advertisements and direct mail circulars, window signs, bag stuffers and development of local market promotions.

We are also building awareness and attracting new customers by offering the opportunity to donate coins to non-profit organizations through our machines, which we call our Coins that Count® program. This philanthropic service provides consumers with a simple means for making tax-deductible donations. Instead of receiving vouchers to be redeemed at the retail partner's checkout counter, consumers receive printed receipts evidencing the value of their donations. A customer who makes a donation through a Coinstar machine receives a receipt for

100% of the coins deposited, which is fully tax deductible, and the non-profit organization receives 92.5% of the total funds, which is one of the highest pass-through rates for non-profit organizations. Since 1998, we have had a continuing national relationship with the U.S. Fund for UNICEF as the designated coin processor for their annual Trick or Treat for UNICEF program. Since 2000, we have had a relationship with the American Red Cross whereby the Coinstar network helps raise money for Red Cross disaster relief. We have had a national relationship with the Leukemia and Lymphoma Society since 2001. We also work closely with our supermarket partners to support numerous other local and regional non-profit organizations.

We continue to test new marketing tactics in order to increase efficiency of spending. We plan to continue to use effective promotional opportunities in new markets and in the expansion of existing markets with new and existing retail partners. These efforts include incorporating features of our Coinstar units as part of our marketing strategy. The Coinstar unit is generally located near the primary entrance areas of our retail partners and in clear view of the checkout counters or service centers. We continually phase in machine design and user interface improvements to attract consumers and stimulate trial and repeat use.

Product Research and Development

Since inception, we have focused our research and development efforts on developing and enhancing our operating system and support network for continued expansion of our network and addition of value-added services. We employ software engineers, information technology specialists and other professional staff in these efforts. We also contract with a number of specialized outside consultants for additional services.

Manufacturing and Supply

Coinstar units are currently assembled by two contract manufacturers: NPI Plus and Fabrication Services, Inc. NPI Plus, a division of Plexus Corporation, is located in Bothell, Washington and Fabrications Services, Inc. is located in Kent, Washington. Both are manufacturers that utilize several sub-suppliers to provide components and subassemblies. Each Coinstar unit is manufactured to our proprietary designs and specifications. We own all designs, documentation, tooling, specialized fixtures and test equipment. Our contract manufacturers inspect and test each unit for quality assurance prior to shipment. The use of contract manufacturers has several advantages including decreasing capital investment in property, plant and equipment, the ability to leverage contract manufacturers' purchasing relationships for lower material costs, minimal fixed costs of maintaining unused manufacturing capacity, greater capacity flexibility and the ability to utilize suppliers' broad technical and process expertise.

Proprietary Rights

We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have also entered into confidentiality and invention assignment agreements with our employees and contractors.

We have made several technological advances relating to self-service coin counting, distribution of card-related products, and performing certain financial transactions that we believe are important to the successful operation of the Coinstar unit in a self-service environment. These advancements can be implemented mechanically, electrically and through our wide-area network software. For example, these technologies enable the Coinstar unit to operate effectively in light of moisture, dust, lint, dirt, paper, paper clips and other debris with infrequent clogging or malfunctioning. In addition, these technologies enhance the coin discrimination capability of the Coinstar unit and significantly reduce the possibility of miscount or a fraudulent coin going undetected. Since October 1996, Coinstar has received 25 United States patents and 20 international patents relating to aspects of coin cleaning, voucher authentication, networking, coin discriminating, machine security, and coin dejamming.

Competition

We are the first and only company to own and operate a national network of self-service coin processing machines. We believe that our key competitive advantages include our technology and expertise developed over the past ten years, the nationwide Coinstar network, our dedicated field service organization, the strong relationships we have with a substantial majority of the leading supermarket chains in the United States and in the United Kingdom and our proven ability to execute our rollout strategy. We face competition from supermarket retailers and banks that purchase and service their own coin-counting equipment. We compete indirectly with manufacturers of devices that enable consumers to count or sort coins themselves, and we also compete directly or indirectly with banks and similar depository institutions for coin conversion customers. Banks are the primary alternative available to consumers for converting coins into cash, and they generally do not charge a fee for accepting rolled coins. As the market for coin processing develops, banks and other businesses may decide to offer additional coin processing services, either as a customer service or on a self-service basis, and compete directly with us.

Employees

As of December 31, 2002, we employed 519 full-time employees and 38 part-time employees. Our employees are not represented by a union and management believes our employee relations are good.

Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Our business is dependent on maintaining our retail partner relationships which are highly concentrated. The success of our business depends on the willingness of existing and potential retail partners, primarily supermarket chains, to agree to the installation of Coinstar units in their stores and to the continued retention of those units. We must continue to demonstrate that our Coinstar units provide a benefit to our retail partners, including but not limited to additional revenue generated from revenue sharing, attracting customers to the supermarkets and allowing our partners to use our machines for coin counting free of charge, so that such partners do not request deinstallation of units, develop or purchase their own coin-counting system or request significant changes to our existing contracts with them.

We have separate agreements with each of our retail partners to provide coin processing services in retail locations. Our typical contract is for three years, with renewal provisions. There are variations on contract terms with some of our retail partners. The Coinstar units located in three supermarket chains, The Kroger Co., Albertson's, Inc. and Safeway, Inc., accounted for approximately 23.0%, 12.2% and 10.1%, respectively, of our revenue in the year ended December 31, 2002. The termination, non-renewal or renegotiation on materially adverse terms of our contracts with any one or more of our retail partners could seriously harm our business, financial condition and results of operations.

Our future success may depend on our ability to develop and commercialize new products and services. We have derived, and expect to derive for the near term, substantially all of our revenue from the operation of our coin-counting units. In order to continue our unit installation growth, we will need to develop operational or unit production cost efficiencies that make it feasible for us to penetrate lower density markets and/or new distribution channels and to develop and successfully commercialize new products, services and enhancements. Our efforts to progress in these areas are subject to a variety of technical challenges. With respect to our efforts to penetrate new markets with our coin-counting services, we may be unable to drive down costs

relating to the manufacture, installation or servicing of Coinstar units or transportation and coin-processing costs to levels that would enable us to operate profitably in such markets. With respect to our efforts to develop new products or services, we may be required to enhance the capabilities of our units and our network and hire additional qualified employees. Furthermore, we may need to enter into relationships with third parties to assist in the development and commercialization of new products and enhancements. We may be unable to establish third party relationships necessary to develop and commercialize additional products or services and, once established, such relationships may not prove successful.

We face competition. We face competition from supermarket retailers and banks that purchase and service their own coin-counting equipment. In addition, we may face new competition as we seek to develop new products, services and enhancements. Moreover, new products that we are developing, such as those involving pre-paid cards and other similar products, may subject us to competition from companies with significantly greater marketing, technological and capital resources and experience.

Many of our potential competitors with respect to the development of new products, services and enhancements have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, marketing and public relations resources than we have. These potential competitors may succeed in developing technologies, products or services that are more effective, less costly or more widely used than those that have been or are being developed by us or that would render our technologies or products obsolete or noncompetitive. Competitive pressures could seriously harm our business, financial condition and results of operations.

We depend upon key personnel. Our performance is substantially dependent on the continued services of our executive officers and key employees. Our long-term success will depend on our ability to retain and motivate highly skilled personnel. Competition for such personnel is intense. We have at times experienced difficulties in recruiting qualified personnel, and we may experience difficulties in the future. Our chief financial officer, Diane Renihan, resigned effective as of February 28, 2003. We have been conducting a search for a new financial officer to fill the vacancy left by Ms. Renihan. The inability to attract and retain a new chief financial officer or other essential technical and managerial personnel could seriously harm our business, financial condition and results of operations.

Our business is subject to federal, state, local and foreign laws and government regulation. Our current business is subject to federal, state, local and international laws and government regulation, including government regulation relating to coins, consumer protection, vehicle safety, access to machines in public places, charitable fundraising, the transfer of money or things of value, and sweepstakes and contests. Given the unique nature of our business and new products and services we may develop in the future, the application of various laws and regulations to our business is or in the future may be uncertain. The application of existing laws and regulations, changes in or enactment of new laws and regulations that apply or may in the future apply to our current or future products or services, or changes in governmental authorities' interpretation of the application of various government regulations to our business, may materially impact our business in the future.

There are risks associated with conducting business in the United Kingdom. We intend to continue increasing our deployment of Coinstar units in the United Kingdom. We began our expansion in the United Kingdom in 2001 and, accordingly, have limited experience operating in the United Kingdom. Exposure to exchange rate risks, restrictions on the repatriation of funds, adverse changes in tax, tariff and trade regulations, difficulties with foreign distributors and difficulties in managing an organization that is not based in North America are risks that could seriously harm the development of our business in the United Kingdom.

Our future operating results may fluctuate. Our future operating results will depend significantly on our ability to continue to drive new and repeat customer utilization of our coin-counting service. Our future operating results also may fluctuate based upon many other factors, including:

- the processing fee we charge consumers to use our service and the amount of our fee that we share with our retail partners,

- the timing of, and our ability to, develop and successfully commercialize product enhancements and new products,
- the level of product and price competition,
- our success in maintaining and expanding our network and managing our growth,
- the successful operation of our coin processing network,
- our ability to control costs, and
- activities of and acquisitions by competitors.

We depend upon third-party manufacturers, suppliers and service providers. We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties to manufacture Coinstar units and key components of these units. We intend to continue to expand our installed base both in North America and in the United Kingdom and such expansion may be limited by the manufacturing capacity of our third-party manufacturers and suppliers. Although we expect that our current contract manufacturers will be able to produce sufficient units to meet projected demand, they may not be able to meet our manufacturing needs in a satisfactory and timely manner. If there is an unanticipated increase in demand for Coinstar unit installations, we may be unable to meet such demand due to manufacturing constraints.

We obtain some key hardware components used in the Coinstar units from a limited number of suppliers. We may be unable to continue to obtain an adequate supply of these components in a timely manner or, if necessary, from alternative sources. If we are unable to obtain sufficient quantities of components or to locate alternative sources of supply on a timely basis, we may experience delays in installing or maintaining Coinstar units, either of which could seriously harm our business, financial condition and results of operations.

We rely on third-party service providers for substantial support and service efforts that we currently do not provide directly. In particular, we contract with armored carriers and other third-party providers to arrange for pick-up, processing and deposit of coins. We generally contract with a single transportation provider and coin processor to service a particular region. Many of these service providers do not have long-standing relationships with us and either party generally can terminate the contracts with advance notice ranging from 30 to 90 days. We do not currently have nor do we expect to have in the foreseeable future the internal capability to provide back up coin processing service in the event of a sudden disruption in service from a commercial coin processor. Any failure by us to maintain our existing coin processing relationships or to establish new relationships on a timely basis or on acceptable terms would harm our business, financial condition and results of operations.

Our stock price has been and may continue to be volatile. Our stock price has fluctuated substantially since our initial public offering in July 1997. The market price of our stock could decline from current levels or continue to fluctuate. The market price of our stock may be significantly affected by the following factors:

- operating results below market expectations and changes in, or our failure to meet, financial estimates by securities analysts or our own guidance,
- trends and fluctuations in the use of our Coinstar units,
- period-to-period fluctuations in our financial results,
- release of analyst reports,
- announcements regarding the establishment, modification or termination of relationships regarding the development of new products and services,
- the termination or non-renewal of one or more retail partner relationships,
- announcements of technological innovations or new products or services by us or our competitors,
- industry developments and
- economic or other external factors.

In addition, the securities markets have experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may seriously harm the market price of our common stock.

Future acquisitions and investments may harm our business. As part of our business strategy, we may seek to acquire or invest in businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition or investment opportunity, we may not be able to negotiate the terms of that transaction successfully, finance it, or effectively integrate it into our existing business and operations. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, will divert management time and other resources. We may have to use a substantial portion of our available cash or incur additional indebtedness to consummate a transaction. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular transaction, even if successfully completed, will ultimately benefit our business.

We have substantial indebtedness. As of December 31, 2002, we had outstanding indebtedness of $36.7 million which included $34.7 million of term debt and lease obligations totaling approximately $2.0 million. The credit agreement governing our indebtedness contains financial and other covenants that could impair our flexibility and restrict our ability to pursue growth opportunities. The credit agreement contains negative covenants and restrictions on actions by us including, without limitation, restrictions on common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, and fundamental changes or dispositions of our assets, among other restrictions. In addition, the credit agreement requires that we meet certain financial covenants, ratios and tests, including maintaining a minimum quarterly consolidated net worth and quarterly consolidated EBITDA, a minimum fixed charge coverage ratio, a maximum consolidated leverage ratio and a minimum net cash balance, all as defined in the agreement. If the covenants are not met our lenders would be entitled, under certain circumstances, to declare such indebtedness due and payable.

We may be unable to adequately protect or enforce our patents and proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements, without infringing the proprietary rights of third parties. We have significant United States and international patents relevant to aspects of self-service coin counting. We also have additional patent applications pending in the United States and several foreign jurisdictions directed to this technology.

Our patents may not be held valid if challenged, pending patent applications may not be issued, and other parties may claim rights in or ownership of our patents and other proprietary rights. Moreover, patents issued to us may be circumvented or fail to provide adequate protection to our technologies. Further, our competitors might independently develop or patent technologies that are substantially equivalent or superior to our technologies.

Since many patent applications in the United States are not publicly disclosed until the patent issues, others may have filed applications, which, if issued as patents, could cover our products. Accordingly, others may assert claims of patent infringement or misappropriation against us based on current or pending United States and/or foreign patents, copyrights or trade secrets. If such claims were successful, our business could be harmed. In addition, defending our company and our retail partners against these types of claims, regardless of their merits, could require us to incur substantial costs and divert the attention of key personnel. Parties making these types of claims may be able to obtain injunctive or other equitable relief which could effectively block our ability to provide our coin processing service and use our processing equipment in the United States and abroad, and could result in an award of substantial damages. If third parties have or obtain proprietary rights that our products infringe, we may be unable to obtain necessary licenses from others at a reasonable cost or at all. We are engaged in discussions with a former supplier, ScanCoin, in an effort to clarify certain contract rights and obligations as well as ownership of certain of our intellectual property.

We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with our employees, consultants and corporate partners, these parties may breach these agreements, we may have inadequate remedies for any breach and our trade secrets may otherwise become known or be discovered independently by our competitors. The failure to protect our intellectual property rights effectively or to avoid infringing the intellectual property rights of others could seriously harm our business, financial condition and results of operations.

Defects, lack of confidence in, or failures of our operating system could harm our business. We collect financial and operating data and monitor performance of Coinstar units, through a wide-area communications network connecting each of the Coinstar units with a central computing system at our headquarters. This information is used to track the flow of coins, verify coin counts and schedule maintenance and repair services and coin pick-up. The operation of Coinstar units depends on sophisticated software, computing systems and communication services that may contain undetected errors or may be subject to failures. These errors may arise particularly when new services or service enhancements are added. The accuracy of the coin-counting functionality of our machines is important to our customers and our retail partners. The failure to maintain customer confidence in our technology and systems could harm our business. Although each Coinstar unit is designed to store all data collected, this functionality may fail. Our inability to collect the data from our Coinstar units could lead to a delay in processing coins and crediting the accounts of our retail partners for vouchers that have already been redeemed. The design of the operating systems to prevent loss of data may not operate as intended. Any loss or delay in collecting coin processing data could seriously harm our operations.

We have in the past experienced limited delays and disruptions resulting from upgrading or improving our operating systems. Although such disruptions have not had a material effect on our operations, future upgrades or improvements could result in delays or disruptions that may seriously harm our operations.

We rely on a long distance telecommunication network that is not owned by us and is subject to service disruptions. Further, while we have taken significant steps to protect the security of our network, security breaches may result from intentional acts of third parties or from computer viruses. Any service disruptions, whether due to errors or delays in our software or computing systems, interruptions or breaches in the communications network, or security breaches of the system, could seriously harm our business, financial condition and results of operations.

Some anti-takeover provisions may affect the price of our common stock and make it harder for a third party to acquire us without the consent of our board of directors. We have implemented anti-takeover provisions that may discourage takeover attempts and depress the market price of our stock. Provisions of our certificate of incorporation, bylaws and rights plan could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between us and any acquirer of 15% or more of our outstanding common stock. Furthermore, Washington law may impose additional restrictions on mergers and other business combinations between us and any acquirer of 10% or more of our outstanding common stock. These provisions may make it harder for a third party to acquire us without the consent of our board of directors, even if the offer from a third party may be considered beneficial by some stockholders.

Where You Can Get Information We File with the SEC

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You can read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers such as us that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

We also maintain an Internet site at http://www.coinstar.com. We make available free of charge on or through our Internet site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We will voluntarily provide electronic or paper copies of our filings free of charge upon request.

Item 2. Properties.

Our principal administrative, marketing and product development facility is located in a 46,070 square foot facility in Bellevue, Washington, under a lease that expires in August 2004. We also lease a 24,367 square foot warehouse facility in Kent, Washington under an agreement that expires in March 2005.

Item 3. Legal Proceedings.

We are subject to various legal proceedings and claims arising in the ordinary course of business. Our management does not expect that the results in any of these legal proceedings would have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters.

Market Information

Our common stock is traded on the Nasdaq National Market under the symbol "CSTR." The following table sets forth the high and low bid prices per share as reported by the Nasdaq National Market for our common stock for each quarter during the last two fiscal years. The quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Fiscal 2001:		
First Quarter	$20.25	$12.50
Second Quarter	22.25	14.75
Third Quarter	26.51	15.01
Fourth Quarter	25.80	17.55
Fiscal 2002:		
First Quarter	$34.00	$23.55
Second Quarter	34.98	23.25
Third Quarter	34.20	21.81
Fourth Quarter	32.40	22.40

The last reported sale price of our common stock on the Nasdaq National Market on February 28, 2003 was $15.84 per share.

Holders

As of February 28, 2003, there were 124 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Dividends

We have never paid cash dividends on our common stock. We may choose to retain any future earnings to fund the development and growth of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Furthermore, our credit agreement contains restrictions on the payment of dividends.

Recent Sales of Unregistered Securities

We did not complete any sales of unregistered securities during our fiscal year ended December 31, 2002.

Item 6. Selected Financial and Other Data.

The following selected financial data is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Coinstar, Inc. and related Notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share, per unit data and where noted)				
Consolidated Statements of Operations:					
Revenue	$ 155,675	$ 129,352	$ 102,609	$ 77,688	$ 47,674
Expenses:					
Direct operating	67,788	58,072	48,184	38,836	26,565
Regional sales and marketing	9,273	9,188	11,368	6,279	3,778
Product research and development	4,997	4,162	3,497	4,892	4,744
Selling, general and administrative	22,140	22,245	18,177	13,542	14,112
Depreciation and amortization	25,810	26,349	24,460	20,267	13,237
Income (loss) from operations	25,667	9,336	(3,077)	(6,128)	(14,762)
Other income (expense):					
Interest income	360	767	1,482	2,350	1,367
Interest expense	(3,710)	(8,302)	(8,517)	(11,165)	(10,817)
Other income (expense)	(51)	(60)	258	(768)	240
Income (loss) from continuing operations before income tax benefit	22,266	1,741	(9,854)	(15,711)	(23,972)
Income tax benefit	40,189	—	—	—	—
Income (loss) from continuing operations	62,455	1,741	(9,854)	(15,711)	(23,972)
Discontinued operations:					
Loss related to discontinued operations	—	(9,127)	(12,840)	(2,412)	—
Extraordinary item:					
Loss related to early retirement of debt, net of tax benefit of $2,366 in 2002	(3,942)	—	—	(3,250)	—
Net income (loss)	$ 58,513	$ (7,386)	$ (22,694)	$(21,373)	$(23,972)
Net income (loss) per share:					
Basic:(1)					
Continuing operations	$ 2.86	$ 0.08	$ (0.49)	$ (0.86)	$ (1.58)
Discontinued operations	—	(0.43)	(0.63)	(0.16)	—
Extraordinary loss	(0.18)	—	—	(0.18)	—
Net income (loss) per share	$ 2.68	$ (0.35)	$ (1.12)	$ (1.20)	$ (1.58)
Diluted:(1)					
Continuing operations	$ 2.75	$ 0.08	$ (0.49)	$ (0.86)	$ (1.58)
Discontinued operations	—	(0.42)	(0.63)	(0.16)	—
Extraordinary loss	(0.17)	—	—	(0.18)	—
Net income (loss) per share	$ 2.58	$ (0.34)	$ (1.12)	$ (1.20)	$ (1.58)
Selected Operating Data—North American core business:(2)					
Number of new Coinstar units installed during the period, net	847	845	1,539	2,130	1,609
Installed base of Coinstar units at end of the period	10,174	9,327	8,482	6,943	4,813
Average age of network for the period (months)	39.5	32.7	25.3	20.1	15.5
Designated marketing areas	137	130	122	104	85
Dollar value of coins processed	$1,680,497	$1,434,448	$1,148,037	$871,517	$623,258
Revenue	$ 149,615	$ 127,816	$ 102,201	$ 77,575	$ 47,674
Revenue per average installed unit(3)	15,436	14,575	13,151	13,133	11,942
Direct contribution(4)	85,133	71,214	54,292	38,878	21,015
Direct contribution margin(% of revenue)	56.9%	55.7%	53.1%	50.1%	44.1%
Direct contribution per average installed unit(3)(4)	$ 8,783	$ 8,115	$ 7,004	$ 6,588	$ 5,285
Regional sales and marketing	8,221	8,770	11,368	6,381	3,778
Product research and development	4,931	3,962	3,266	4,179	4,744
Selling, general and administrative	20,294	21,171	17,140	12,647	13,433
EBITDA(5)	51,687	37,311	22,518	15,671	(940)
EBITDA margin(% of revenue)	34.5%	29.2%	22.0%	20.2%	(2.0)%
Depreciation and amortization	$ 24,580	$ 26,128	$ 24,460	$ 19,744	$ 13,237
Non-cash stock-based compensation	878	195	505	—	—
Interest and other expense, net	2,834	6,787	5,662	12,703	9,210
Income (loss) from continuing operations before income tax benefit	23,395	4,201	(8,109)	(16,776)	(23,387)
Income (loss) per share from continuing operations before income tax benefit:					
Basic	$1.07	$0.20	$(0.40)	$(0.94)	$(1.54)
Diluted	$1.03	$0.19	$(0.40)	$(0.94)	$(1.54)

	Year Ended December 31,				
	2002	2001	2000	1999	1998(6)
	(in thousands, except per share, per unit data and where noted)				
Selected Operating Data—United Kingdom business:(2)					
Number of new Coinstar units installed during the period	283	222	19	8	
Installed base of Coinstar units at end of the period	532	249	27	8	
Average age of network for the period (months)	9.1	7.4	9.4	5.1	
Dollar value of coins processed	$ 80,803	$ 21,937	$ 5,452	$ 1,532	
Revenue	$ 6,060	$ 1,645	$ 408	$ 115	
Revenue per average installed unit(3)	14,852	16,563	20,879	16,417	
Direct contribution(4)	2,754	123	(97)	15	
Direct contribution margin(% of revenue)	45.4%	7.5%	—	13.0%	
Direct contribution per average installed unit(3)(4)	6,748	1,237	(4,954)	2,096	
Regional sales and marketing	1,052	461	—	—	
Product research and development	66	77	21	43	
Selling, general and administrative	967	991	546	97	
EBITDA(5)	669	(1,406)	(664)	(125)	
EBITDA margin(% of revenue)	11.0%	—	—	—	
Depreciation and amortization	1,230	222	—	—	
Interest and other expense, net	568	222	29	—	
Net loss	(1,129)	(1,850)	(693)	(125)	
Net loss per share(1):					
Basic	(0.05)	(0.09)	(0.03)	(0.01)	
Diluted	(0.05)	(0.08)	—	—	

	December 31,				
Consolidated Balance Sheet Data:(7)	2002	2001	2000	1999	1998
Cash, cash equivalents and short-term investments(8)	$ 102,843	$ 105,935	$ 70,684	$ 87,991	$ 41,871
Total assets	216,636	171,187	156,037	162,443	98,833
Total debt, including current portion	36,746	62,643	62,735	61,831	88,056
Common stock	187,473	171,059	161,339	159,053	62,372
Total stockholders' equity (deficit)	105,251	37,227	34,842	55,267	(20,039)

(1) See Note 11 to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income (loss) per share information, basic and diluted.

(2) Some of the data includes intercompany amounts that are eliminated in our consolidated statements of operations.

(3) Based on actual yearly results divided by the monthly averages of units in operation over the applicable period.

(4) Direct contribution is defined as revenue less direct operating expenses. We use direct contribution as a measure of operating performance to assist in understanding our operating results. Direct contribution is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP) and should not be considered in isolation or as an alternative to gross margin, income (loss) from operations, net income (loss) or any other measure of performance under GAAP.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation, amortization, non-cash compensation expense and other income/expense. EBITDA does not represent and should not be considered as an alternative to net income (loss) or cash flow from operations as determined by GAAP. We, however, believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness.

(6) United Kingdom business installed its first Coinstar units during 1999. Selected operating data for the United Kingdom is not significant in years prior to 1999.

(7) Excludes balances related to Meals.com, as the operations were discontinued during 2001. See Note 7 to Consolidated Financial Statements.

(8) Cash, cash equivalents and short-term investments include cash due to retailers of $61.3 million, $53.7 million, $42.6 million, $31.4 million and $23.0 million at December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Cash due to retailers represent amounts in transit to our supermarket partners that are being processed by armored car carriers or residing in Coinstar units.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Annual Report on Form 10-K. Except for the historical information, the following discussion contains forward-looking statements that involve risks and uncertainties, such as our objectives, expectations and intentions. Our actual results could differ materially from results that may be anticipated by such forward-looking statements and discussed elsewhere herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, those discussed under the caption "Risk Factors" and those discussed elsewhere in this Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Overview

We currently derive substantially all our revenue from coin processing services generated by our installed base of Coinstar units located in supermarket chains and financial institutions in 47 states across the United States, the District of Columbia and Canada as well as in the United Kingdom. We generate revenue based on a processing fee charged on the total dollar amount of coins processed in a transaction. We recognize coin processing fee revenue at the time the customers' coins are counted by the Coinstar units. Overall revenue growth is primarily dependent on the growth in coin processing volumes of our installed base and, to a lesser degree, the rate of new installations. Our results to date show that coin processing volumes per unit generally increase with the length of time the unit is in operation as usage levels of the service increase, driving initial trial and repeat usage for the service. There can be no assurance, however, that unit volumes will continue to increase as a function of the time the unit is in operation. We believe that coin processing volumes per unit may also be affected by other factors such as (i) public relations, advertising and other activities that promote trial and usage of the units, (ii) the amount of consumer traffic in the stores in which the units are located and (iii) seasonality. We believe the seasonality affecting our coin processing volumes mirrors the seasonality patterns of our supermarket partners.

We launched our North American core business with the installation of the first Coinstar unit in 1993. With over 260 retail partners in North America (including supermarket chains, independent operators and financial institutions) we currently operate more than 10,170 Coinstar units in 137 regional markets across 47 states, the District of Columbia and Canada. Since inception, our North American core business has counted and processed more than 137 billion coins worth over $6.4 billion in more than 190 million customer transactions.

In May 2001, we announced plans to rollout the Coinstar coin-counting service in the United Kingdom and reached agreements with Asda Stores Ltd and Sainsbury's Supermarkets Ltd to begin installing additional machines in their stores. We are continuing a pilot with Tesco Stores Ltd. and announced a new pilot with Makro Self Service Wholesalers Ltd., the second largest wholesale warehouse club in the United Kingdom. We currently operate over 530 Coinstar units in the United Kingdom.

In June 2001, we announced that we were taking steps to sell the assets of our Meals.com subsidiary in order to pursue an orderly wind-down of the business. We formed this subsidiary in December 1998 to explore the development and deployment of e-services technology. In October 2001, we sold certain assets of Meals.com to Nestle USA, Inc., including certain contracts, website content and database information, applicable trademarks, as well as specified software and licenses relating to the Meals.com website. All other operations of Meals.com ceased as of September 30, 2001.

Our direct operating expenses are comprised of the regional expenses associated with our coin-counting unit operations and support and consist primarily of coin pick-up, transportation and processing, field operations support and related expenses, retail operations support and the amount of our service fee that we share with our retail partners, which we refer to as revenue sharing. Direct operating expenses also consist of refurbishment expenses, which represent costs to bring machines to a like-new condition. Coin pick-up, transportation and processing costs, which represent a large portion of direct operating expenses, vary based on the level of total coin processing volume and the density of the units within a region. Field service operations and related expenses vary depending on the number of geographic regions in which Coinstar units are located and the density of the units within a region. Regional sales and marketing expenses are comprised of ongoing marketing, advertising and public relations efforts in existing market regions and, to a lesser degree, startup marketing expenses incurred to launch our services in new regional markets. Product research and development expenses consist of the development costs of the Coinstar unit software, network applications, Coinstar unit improvements and new product development. Selling, general and administrative expenses are comprised of administrative support for field operations, our customer service center, sales and marketing support, systems and engineering support, computer network operations, finance, human resources, occupancy expenses, legal expenses and insurance. Depreciation and amortization consists primarily of depreciation charges on Coinstar units, and to a lesser extent, depreciation on computer equipment, leased automobiles, furniture and fixtures, leasehold improvements and amortization of our deferred financing fees.

Since 1995, we have devoted significant resources to building our sales and marketing organization, adding administrative personnel and developing the network systems and infrastructure to support the rapid growth of our installed base of Coinstar coin-counting units. The cost of this expansion and the significant depreciation expense of our installed network have resulted in significant operating losses in prior years. We expect to continue to evaluate new marketing and promotional programs to increase the breadth and rate of customer utilization of our Coinstar service. We also intend to continue to engage in systems and product research and development. We believe our prime retail locations form a strategic platform from which we will be able to deliver additional value-added new products and services to consumers and our retail partners that may create additional revenue streams independent of coin counting. In the future we envision the Coinstar unit as the touch-point for a range of consumer products and services such as prepaid cards, prepaid cellular services, bill payment and person-to-person money transfers.

We believe that our future coin-counting revenue growth, operating margin gains and profitability will depend on the success of our efforts to increase customer usage, expand our installed base with retail partners in existing markets, expand into new geographies and distribution formats and undertake ongoing marketing and promotional activities that will sustain the growth in unit coin volume over time. Given the unpredictability of the timing of installations with retail partners and the resulting revenues, the growth in coin processing volumes of our installed base and the continued market acceptance of our services by consumers and retail partners, our operating results for any future periods may be subject to significant variation, and we believe that period-to-period comparisons of our results of operations are not necessarily predictive and should not be relied on as indications of future performance.

Prizm Acquisition: On February 6, 2003, we acquired substantially all of the assets and assumed certain liabilities of Prizm Technologies, Inc., a privately held corporation. Prizm's proprietary technology allows consumers to conduct a range of automated prepaid wireless transactions at its Top-Up™ terminals, such as adding minutes to a prepaid wireless handset. We believe Prizm's technology will facilitate our faster market penetration in new product areas and in new distribution channels. The purchase was accounted for as a business combination under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. The fair value of the assets acquired and liabilities assumed will be included in our financial statements as of February 6, 2003, the acquisition date.

Under the terms of the asset purchase agreement, the shareholders of Prizm may be eligible to receive additional consideration based primarily on achieving certain financial targets during 2003. If achieved, the

additional consideration paid to these shareholders will be recorded as goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* which will be tested periodically for impairment.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to property and equipment, stock-based compensation, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment: Property and equipment are depreciated over their useful lives based on the method disclosed in Note 2 of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. We have estimated the useful life of our Coinstar units and are depreciating the respective cost over a five-year period. We have determined a life of five years is appropriate based on our analysis that included a review of historical data and trends as well as other relevant factors. We will continue to evaluate the useful life of our Coinstar units, as well as our other property and equipment as necessary, and will determine the need to make changes when and if appropriate. Any changes to our estimated lives may cause actual results to differ based on different assumptions or conditions.

Stock-based Compensation: We have several stock-based compensation programs which are described more fully in Note 9 of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. We account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* If we had determined compensation cost for our stock-based compensation consistent with the method prescribed in SFAS No. 123, *Accounting for Stock-Based Compensation*, our net income would have increased by $451,000 in 2002 and our net loss would have increased in 2001 by $4.7 million. The increase in net income in 2002 is mainly due to a one-time income tax benefit recognized in the current year from stock options outstanding in years prior to 2002.

Deferred Tax Assets and Income Tax Benefit: Deferred tax assets totaling $49.8 million were recognized on our balance sheet in the fourth quarter of 2002 resulting in a one-time income tax benefit of $42.6 million. Prior to this time, we provided a full valuation allowance against our deferred tax assets. The deferred tax assets primarily represent the income tax benefit of net operating losses we have incurred since inception. As required by SFAS No. 109, *Accounting for Income Taxes,* we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets related to our North American operations would be realized on future tax returns. We have retained a valuation allowance against our deferred tax asset resulting from our International operations. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable consolidated net income for the foreseeable future, we now believe it is more likely than not that the deferred tax assets will be fully utilized. We will reevaluate our ability to utilize our NOL carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments that may be material to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL carryforwards actually used in future quarters. The future impact on net income may therefore be positive or negative, depending on the net result of such adjustments and charges.

Discontinued Operations: We have discontinued the operations of our subsidiary, Meals.com. This business segment is accounted for as discontinued operations in accordance with APB Opinion No. 30, *Reporting*

the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB No. 30").

In accordance with APB No. 30, the disposal of our Meals.com business resulted in a loss of $3.4 million, which was recorded in the fiscal year ended December 31, 2001. Included in this amount is a $2.4 million loss primarily related to the write-down of assets as well as operating losses of $1.0 million resulting from the wind-down of the Meals.com business.

Results of Continuing Operations

Our consolidated financial information presents the net effect of discontinued operations separate from the results of our continuing operations. Historical financial information has been reclassified to present consistently the discontinued operations. The discussion and analysis that follows generally focuses on continuing operations.

The following table shows revenue and expenses as a percent of revenue for the last three years:

	Year Ended December 31,		
	2002	2001	2000
Revenue	100.0%	100.0%	100.0%
Expenses:			
Direct operating	43.5	44.9	47.0
Regional sales and marketing	6.0	7.1	11.1
Product research and development	3.2	3.2	3.4
Selling, general and administrative	14.2	17.2	17.7
Depreciation and amortization	16.6	20.4	23.8
Income (loss) from operations	16.5%	7.2%	(3.0)%

Years Ended December 31, 2002 and 2001

Revenue

Revenue increased to $155.7 million in 2002 from $129.4 million in 2001. Revenue grew principally as a result of an increase in the number of users and frequency of use, the increase in the number of Coinstar units in service during 2002 and the volume of coins processed by the units in service during this period. The total installed base of Coinstar units increased to 10,706 as of December 31, 2002 from 9,576 units as of December 31, 2001. The total dollar value of coins processed worldwide increased to $1.8 billion during 2002 from $1.5 billion in 2001.

Direct Operating Expenses

Direct operating expenses increased to $67.8 million in 2002 from $58.1 million in 2001. Direct operating expenses increased primarily due to an increase in the amount paid to our retail partners in the form of revenue sharing resulting from a 20.3% increase in coin processing revenue, an increase in coin pick-up and processing costs resulting from the increased coin volumes processed during the year, and increases in field service expenses related to our expansion into seven new international and domestic regional markets during 2002. Direct operating expenses as a percentage of revenue decreased to 43.5% in the 2002 period from 44.9% in 2001. The decrease in direct operating expenses as a percentage of revenue resulted from a decrease in per unit field service expenses as a percentage of revenue as we increased our density in our existing markets, the realization of coin pick-up and transportation cost economies attributable to regional densities and utilization of cheaper, more efficient coin pick-up methods.

Regional Sales and Marketing

Regional sales and marketing expenses of $9.3 million in 2002 were relatively flat compared to regional sales and marketing expenses of $9.2 million in 2001. We were able to hold regional marketing expenses

relatively flat primarily due to our use of a different allocation of advertising media in 2002 including a decreased level of television advertising and an increased level of radio and print advertising. During 2002, we focused on advertising more efficiently by eliminating less productive markets from our general advertising campaigns. Regional sales and marketing as a percentage of revenue decreased to 6.0% in 2002 from 7.1% in 2001.

Product Research and Development

Product research and development expenses increased to $5.0 million in 2002 from $4.2 million in 2001. Product research and development expenses grew primarily as the result of an increase in staffing levels to support research and development to design complementary new product ideas and continue our ongoing efforts to enhance our existing coin processing system. Product research and development expenses as a percentage of revenue remained the same at 3.2% for both 2002 and 2001.

Selling, General and Administrative

Selling, general and administrative expenses decreased to $22.1 million in 2002 from $22.2 million in 2001. Selling, general and administrative expenses decreased primarily as a result of decreased consulting expense and professional fees, including consulting expense and professional fees incurred during 2001 associated with our analysis of strategic business alternatives performed by JP Morgan, and other infrequent or non-recurring expenses incurred during 2001. These decreased expenses were partially offset by increased expenses associated with non-cash stock option compensation for retiring executives and Board of Director members as well as increased insurance expense. Selling, general and administrative expenses as a percentage of revenue decreased to 14.2% in 2002 from 17.2% in 2001.

Depreciation and Amortization

Depreciation and amortization expense decreased to $25.8 million in 2002 from $26.3 million in 2001. Depreciation expense declined primarily due to the net decrease in the number of Coinstar units being depreciated. A greater number of Coinstar units became fully depreciated between December 31, 2001 and December 31, 2002 than were newly installed in the same period. Depreciation and amortization as a percentage of revenue decreased to 16.6% in 2002 from 20.4% in 2001.

Other Income and Expense

Interest income decreased to $360,000 in 2002 from $767,000 in 2001. The decrease in interest income was attributed to lower interest rates earned on investments in the year ended December 31, 2002 than in the prior year.

Interest expense decreased to $3.7 million in 2002 from $8.3 million in 2001. The decrease was attributed to the repurchase of $61.0 million of our 13% senior subordinated discount notes during the first half of 2002. The long term debt was retired using cash and $43.0 million of term and revolving debt from a new $90.0 million credit facility provided by a syndicate of financial institutions led by Bank of America. The combination of greatly reduced interest rates and the decreased amount of outstanding debt during 2002 resulted in the $4.6 million decrease of interest expense in 2002. As of December 31, 2002, we had $34.7 million of long term debt outstanding on our credit facility.

Income (Loss) from Continuing Operations Before Income Tax Benefit

In 2002, income from continuing operations before income tax benefit was $22.3 million compared to $1.7 million in 2001. Income from continuing operations before income tax benefit increased primarily from our increased revenue and our improved direct operating margin as well as a reduction in interest expense.

Income Tax Benefit

During the fourth quarter of 2002, we recognized deferred tax assets resulting in an income tax benefit $42.6 million, of which $40.2 million is recorded as an income tax benefit from operations and $2.4 million is included as an extraordinary item from the early extinguishment of debt. The deferred tax assets primarily represent the income tax benefit of net operating losses we have incurred since inception. As required by SFAS No. 109, *Accounting for Income Taxes,* we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets would be realized on future tax returns. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable consolidated net income for the foreseeable future, we now believe it is more likely than not that the deferred tax assets will be fully utilized and accordingly recognized an income tax benefit of $42.6 million in the fourth quarter of 2002. We will reevaluate our ability to utilize our NOL carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments which may be material to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL carryforwards actually used in future quarters. The future impact on net income may therefore be positive or negative, depending on the net result of such adjustments and charges.

Years Ended December 31, 2001 and 2000

Revenue

Revenue increased to $129.4 million in 2001 from $102.6 million in 2000. The increase was due principally to the increase in the number of Coinstar units in service during 2001 and the increase in the volume of coins processed by the units in service during this period. The total installed base of Coinstar units increased to 9,576 as of December 31, 2001 from 8,509 units as of December 31, 2000. The total dollar value of coins processed worldwide increased to $1.5 billion during 2001 from $1.2 billion in 2000.

Direct Operating Expenses

Direct operating expenses increased to $58.1 million in 2001 from $48.2 million in 2000. The increase in direct operating expenses was attributable primarily to an increase in the amount paid to our retail partners in the form of revenue sharing resulting from a 26.1% increase in coin processing revenue, an increase in coin pick-up and processing costs resulting from the increased dollar volumes processed during the year, and increases in field service and machine refurbishment expenses related to our expansion into 16 new international and domestic regional markets during 2001. Direct operating expenses as a percentage of revenue decreased to 44.9% in the 2001 period from 47.0% in 2000. The decrease in direct operating expenses as a percentage of revenue was the result of (i) the realization of coin pick-up and processing cost economies from regional densities and the utilization of cheaper, more efficient coin pick-up methods, and (ii) a decrease in field service expenses as a percentage of revenue as we increased the number and density of our machines in our existing markets.

Regional Sales and Marketing

Regional sales and marketing expenses decreased to $9.2 million in 2001 from $11.4 million in 2000. The decrease in regional marketing expense was primarily the result of using a different allocation of advertising media in 2001 including a decreased level of television advertising and an increased level of radio advertising and national and local promotions. During 2001, we focused on advertising more efficiently by eliminating less productive markets from our general advertising campaigns. Regional sales and marketing as a percentage of revenue decreased to 7.1% in 2001 from 11.1% in 2000.

Product Research and Development

Product research and development expenses increased to $4.2 million in 2001 from $3.5 million in 2000. The increase in product research and development was due primarily to (i) compensation costs related to our

ongoing efforts to enhance our existing coin processing system and, to a lesser degree, (ii) an increase in staffing levels related to research and development costs for developing incremental complementary new product ideas. Product research and development as a percentage of revenue decreased to 3.2% in 2001 from 3.4% in 2000.

Selling, General and Administrative

Selling, general and administrative expenses increased to $22.2 million in 2001 from $18.2 million in 2000. The principal component of such expenses was (i) increased compensation expenses and (ii) increased professional and administrative expenses related to professional fees and other general administrative costs associated with our ongoing operations. Selling, general and administrative expenses as a percentage of revenue decreased to 17.2% in 2001 from 17.7% in 2000.

Depreciation and Amortization

Depreciation and amortization expense increased to $26.3 million in 2001 from $24.5 million in 2000. The increase was due primarily to the increase in the installed base of Coinstar units and certain capital upgrades and periodic replacements of certain machine components to existing Coinstar units. Depreciation and amortization as a percentage of revenue decreased to 20.4% in 2001 from 23.8% in 2000. The decrease in depreciation and amortization as a percentage of revenue was the result of a larger increase in coin processing volumes processed through the network (resulting in higher revenue) compared to a smaller increase in depreciation and amortization expense.

Other Income and Expense

Interest income decreased to $767,000 in 2001 from $1.5 million in 2000. The decrease in interest income was attributed to lower interest rates earned on investments in the twelve months ended December 31, 2001 than in the comparable period in the prior year.

Interest expense decreased to $8.3 million in 2001 from $8.5 million in 2000. The decrease was attributed, in part, to a decrease in interest rates from 2000 as well as an adjustment recorded in 2000 following the amendment to our credit agreement with Comerica Bank.

Other income, net of other expense, was not significant in 2001. In 2000 we generated other income of $258,000, net of other expense. Other income during 2000 was due primarily to subleasing our excess office space.

Income (Loss) from Continuing Operations

In 2001, income from continuing operations was $1.7 million compared to a loss from continuing operations of $9.9 million in 2000. Income from continuing operations was due primarily to our improved direct operating margin and a reduction in regional sales and marketing expenditures.

Liquidity and Capital Resources

As of December 31, 2002, we had cash, cash equivalents and cash due to retailers totaling $102.8 million, which consisted of cash and cash equivalents available to fund our operations of $41.5 million and cash due to retailers of $61.3 million. Cash due to retailers represents cash being processed by armored car carriers or residing in Coinstar units which is payable to our retail partners. Working capital was $25.8 million at December 31, 2002.

Net cash provided by continuing operating activities was $50.7 million for the year ended December 31, 2002, compared to net cash provided by continuing operating activities of $45.4 million for the year ended December 31, 2001. Cash provided by operating activities increased primarily as the result of a $20.1 million

increase in our net income from continuing operations, before income tax benefit, offset by decreased cash provided by changes in operating assets and liabilities during the year ended December 31, 2002. The cash provided from operating assets and liabilities decreased in 2002 primarily due to interest payments made in connection with the early extinguishment of debt, capitalized financing fees incurred to acquire a $90.0 million credit facility with Bank of America and a reduction of cash provided by changes in accounts payable balances.

Net cash used by investing activities from continuing operations for the year ended December 31, 2002 was $22.1 million compared to $19.1 million in the prior year period. Net cash used by investing activities consisted of capital expenditures made in 2002 and 2001, mainly for the purchase of Coinstar units. We have entered into certain purchase agreements with suppliers of Coinstar units, which require aggregate purchases in the amount of $9.0 million in 2003.

Net cash used by financing activities for the year ended December 31, 2002 was $31.9 million, representing cash used to retire our senior subordinated discount notes totaling $61.0 million, the payment of $4.9 million in premiums associated with the retirement of this debt and cash used to repurchase 299,500 shares of our own stock for $7.5 million in December 2002. These payments were offset by cash provided by financing activities in the form of new borrowings totaling $34.7 million on our lower interest credit facility and proceeds from the exercise of stock options and employee stock purchases of $8.3 million. Net cash provided by financing activities for the year ended December 31, 2001 was $7.5 million primarily related to proceeds from the exercise of stock options and employee stock purchases of $8.5 million offset by principal payments on capital lease obligations.

As of December 31, 2002, we had three irrevocable letters of credit that totaled $10.3 million. These letters of credit, which expire between December 31, 2002 and April 30, 2003, are available to collateralize certain obligations to third parties. We expect to renew these letters of credit and have an agreement with Bank of America to automatically renew one of the letters of credit, in three-month increments, through December 31, 2004. As of December 31, 2002, no amounts were outstanding under these letters of credit agreements.

On July 30, 2002 the Board of Directors approved a stock repurchase program authorizing purchases of up to $15.0 million of common stock in the open market or in private transactions. During 2002, 299,500 shares of common stock were repurchased at a cost of approximately $7.5 million. On February 4, 2003 the Board of Directors authorized the purchase of an incremental $15.0 million of common stock subject to a maximum of $7.5 million per fiscal year, plus additional amounts equal to proceeds received from option exercises or other equity purchases under our equity compensation plans. Under our current debt covenants, if we purchase more than $7.5 million in any fiscal year (not counting purchases made with proceeds from the option exercises or other equity purchases under the equity purchase plans) then we must simultaneously pay down our term debt on a dollar-for-dollar basis. In addition, we may only make purchases if the purchase would not cause us to breach any covenants in our credit agreement. The increase brought the authorization to $22.5 million plus the proceeds from the equity programs. Shares may be repurchased from time to time during the term of our current credit facility. On February 18, 2003, we repurchased an additional 125,000 shares of common stock at a cost of approximately $2.0 million and on February 20, 2003 we repurchased an additional 64,000 shares of common stock at a cost of approximately $1.0 million.

On April 18, 2002, we entered into a credit agreement with Bank of America, N.A., for itself and as agent for US Bank National Association, Silicon Valley Bank, KeyBank National Association and Comerica Bank-California. The credit agreement provides for a senior secured credit facility of $90.0 million, consisting of a revolving loan commitment of $50.0 million and a term loan commitment of $40.0 million. Loans made pursuant to the credit agreement are secured by a first priority security interest in substantially all of our assets and the assets of our subsidiaries, including the pledge of its capital stock.

Advances under this credit facility may be made as either base rate loans or LIBOR rate loans at our election. Applicable interest rates are based upon either the LIBOR or base rate plus an applicable margin dependent upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (to be calculated in

accordance with the terms specified in the credit agreement). Initially, interest rates payable upon advances were based upon either an initial rate of LIBOR plus 225 basis points or the base rate plus 75 basis points. As of January 15, 2003, we qualified for an interest rate of LIBOR plus 175 basis points or the base rate plus 25 basis points.

The credit facility contains standard negative covenants and restrictions on actions by us including, without limitation, restrictions on common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, fundamental changes or dispositions of our assets, among other restrictions. In addition, the credit agreement requires that we meet certain financial covenants, ratios and tests, including maintaining a minimum quarterly consolidated net worth and quarterly consolidated EBITDA, a minimum fixed charge coverage ratio, a maximum consolidated leverage ratio and a minimum net cash balance, all as defined in the agreement.

Quarterly principal payments on the outstanding term loan began on September 30, 2002 and are based upon the repayment terms as specified in the agreement. Our first two quarterly principal payments of $2.7 million each were paid September 30, 2002 and December 31, 2002. Our principal payments will increase to $3.8 million per quarter beginning June 30, 2003 and ultimately will increase to $4.3 million per quarter beginning June 30, 2004, with all remaining principal and interest due May 20, 2005, the maturity date of the credit facility. Commitment fees on the unused portion of the facility, initially equal to 40 basis points, may vary and are based on our maintaining certain consolidated leverage ratios. As of January 15, 2003 we qualified for a commitment fee on the unused portion of the facility equal to 20 basis points.

Deferred Tax Assets and Income Tax Benefit

Deferred tax assets of $49.8 million were recognized on our balance sheet in the fourth quarter of 2002. Prior to this time, we provided a full valuation allowance against our deferred tax assets. The deferred tax assets primarily represent the income tax benefit of net operating losses we have incurred since inception. As required by SFAS No. 109, *Accounting for Income Taxes,* we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets would be realized on future tax returns. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable consolidated net income for the foreseeable future, we now believe it is more likely than not that the deferred tax assets will be fully utilized and accordingly have recognized deferred tax assets on our balance sheet and an income tax benefit on our income statement. We will reevaluate our ability to utilize our NOL carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments which may be material to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL carryforwards actually used in future quarters. The future impact on net income may therefore be positive or negative, depending on the net result of such adjustments and charges.

Early Extinguishment of Debt

During the first two quarters of 2002, we repurchased our 13% senior subordinated discount notes with our available cash, and $43.0 million of debt from a newly acquired $90.0 million credit facility with Bank of America. In connection with these repurchases, we recorded an extraordinary charge of $3.9 million, net of tax. This repurchase resulted in a $6.3 million write-off of the remaining debt acquisition costs and the payment of premium associated with the early retirement of the indebtedness net of a $2.4 million tax benefit associated with the retirement of the debt. As of December 31, 2002, the outstanding balance of our credit facility with Bank of America was a $34.7 million term loan.

The tables below summarize our contractual obligations and other commercial commitments as of December 31, 2002:

Contractual Obligations As of December 31, 2002	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	Payments Due by Period (in thousands)				
Long-term debt	$34,667	$13,917	$20,750	$—	$—
Capital lease obligations	2,079	999	1,080	—	—
Operating leases	2,146	1,238	908	—	—
Purchase obligations*	8,972	8,972	—	—	—
Total contractual cash obligations	$47,864	$25,126	$22,738	$—	$—

* Purchase obligations consist of outstanding purchase orders issued in the ordinary course of our business.

Other Commercial Commitments As of December 31, 2002	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	Amount of Commitment Expiration Per Period (in thousands)				
Lines of credit	$ —	$ —	$—	$—	$—
Letters of credit	10,295	10,295	—	—	—
Guarantees	—	—	—	—	—
Total commercial commitments	$10,295	$10,295	$—	$—	$—

We believe existing cash, cash equivalents, short-term investments and amounts available to us under our new credit facility will be sufficient to fund our cash requirements and capital expenditure needs for at least the next 12 months. After that time, the extent of additional financing needed, if any, will depend on the success of our business. If we significantly increase installations beyond planned levels or if unit coin processing volumes generated are lower than historical levels, our cash needs may increase. Our future capital requirements will depend on a number of factors, including customer usage, the timing and number of installations, the type and scope of service enhancements, our expansion in the United Kingdom and the cost of developing potential new product and service offerings and enhancements.

Quarterly Financial Results

Our quarterly financial information for 2001 presents the net effect of discontinued operations separate from the results of our continuing operations. Historical financial information has been reclassified to present consistently the discontinued operations.

The following table sets forth selected unaudited quarterly financial information and operating data for the last eight quarters. This information has been prepared on the same basis as our audited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of the quarterly results for the periods. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

	Three month periods ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(in thousands, except per share, per unit data and where noted) (unaudited)							
Consolidated Statements of Operations:								
Revenue	$41,651	$42,941	$37,918	$33,165	$35,731	$35,176	$31,245	$27,200
Expenses:								
Direct operating	18,010	18,141	16,448	15,189	15,729	15,667	13,798	12,878
Regional sales and marketing	3,239	2,711	2,789	534	3,141	3,176	2,501	370
Product research and development	1,249	1,170	1,344	1,234	1,068	1,108	989	997
Selling, general and administrative	5,510	5,284	5,572	5,774	5,931	5,400	5,946	4,968
Depreciation and amortization	6,428	6,409	6,363	6,610	6,709	6,394	6,483	6,763
Income from operations	7,215	9,226	5,402	3,824	3,153	3,431	1,528	1,224
Other expense, net	(365)	(468)	(930)	(1,638)	(1,961)	(1,862)	(1,873)	(1,899)
Income (loss) from continuing operations before income tax benefit	6,850	8,758	4,472	2,186	1,192	1,569	(345)	(675)
Income tax benefit	40,189	—	—	—	—	—	—	—
Income (loss) from continuing operations	47,039	8,758	4,472	2,186	1,192	1,569	(345)	(675)
Discontinued operations:								
Loss from discontinued operations	—	—	—	—	—	—	(2,376)	(3,361)
Income (loss) on disposal of discontinued operations	—	—	—	—	162	—	(3,552)	—
Net income (loss) from discontinued operations	—	—	—	—	162	—	(5,928)	(3,361)
Income (loss) before extraordinary item	47,039	8,758	4,472	2,186	1,354	1,569	(6,273)	(4,036)
Extraordinary item:								
Gain (loss) related to early retirement of debt(6)	2,366	—	(3,836)	(2,472)	—	—	—	—
Net income (loss)	$49,405	$ 8,758	$ 636	$ (286)	$ 1,354	$ 1,569	$(6,273)	$ (4,036)
Net income (loss) per share, basic:(1)								
Continuing operations	$ 2.14	$ 0.40	$ 0.21	$ 0.10	$ 0.05	$ 0.07	$ (0.02)	$ (0.03)
Discontinued operations	—	—	—	—	0.01	—	(0.28)	(0.17)
Extraordinary items	0.11	—	(0.18)	(0.11)	—	—	—	—
Net income (loss) per share	$ 2.25	$ 0.40	$ 0.03	$ (0.01)	$ 0.06	$ 0.07	$ (0.30)	$ (0.20)
Net income (loss) per share, diluted:(1)								
Continuing operations	$ 2.07	$ 0.38	$ 0.20	$ 0.10	$ 0.05	$ 0.07	$ (0.02)	$ (0.03)
Discontinued operations	—	—	—	—	0.01	—	(0.28)	(0.17)
Extraordinary items	0.10	—	(0.17)	(0.11)	—	—	—	—
Net income (loss) per share	$ 2.17	$ 0.38	$ 0.03	$ (0.01)	$ 0.06	$ 0.07	$ (0.30)	$ (0.20)

	Three month periods ended							
	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
	(in thousands, except per share, per unit data and where noted) (unaudited)							
Selected Operating Data — North American core business:(2)								
Number of new Coinstar units installed during the period, net	276	239	140	192	487	70	193	95
Installed base of Coinstar units at end of period	10,174	9,898	9,659	9,519	9,327	8,840	8,770	8,577
Average age of network for the period (months)	42.1	40.4	38.7	36.8	35.3	33.8	31.9	29.7
Designated marketing areas	137	133	132	130	130	124	123	123
Dollar value of coins processed	$444,750	$461,207	$411,933	$362,607	$393,186	$389,208	$348,255	$ 303,799
Revenue	39,596	41,062	36,675	32,282	35,005	34,652	31,029	27,130
Annualized revenue per average installed unit (3)	15,769	16,785	15,375	13,739	15,371	15,737	14,406	12,696
Direct contribution (4)	22,625	23,959	20,879	17,670	19,968	19,412	17,461	14,373
Direct contribution margin (% of revenue)	57.1%	58.3%	56.9%	54.7%	57.0%	56.0%	56.3%	53.0%
Annualized direct contribution per average installed unit (3)(4)	$ 9,010	$ 9,794	$ 8,753	$ 7,520	$ 8,768	$ 8,816	$ 8,102	$ 6,708
Regional sales and marketing	2,837	2,203	2,761	420	2,858	3,000	2,535	377
Product research and development	1,249	1,147	1,307	1,228	1,019	1,083	945	915
Selling, general and administrative	5,304	4,919	5,110	4,961	5,586	4,958	5,685	4,942
EBITDA (5)	13,235	15,690	11,701	11,061	10,505	10,371	8,296	8,139
EBITDA margin (% of revenue)	33%	38%	32%	34%	30%	30%	27%	30%
Depreciation and amortization	$ 6,026	$ 6,050	$ 6,080	$ 6,424	$ 6,559	$ 6,323	$ 6,483	$ 6,763
Non-cash stock-based compensation	(38)	42	266	608	20	146	29	—
Interest and other expense, net	202	314	792	1,526	1,845	1,786	1,791	1,365
Income (loss) from continuing operations before income tax benefit	$ 7,045	$ 9,284	$ 4,563	$ 2,503	$ 2,081	$ 2,116	$ (7)	$ 11
Income (loss) per share from continuing operations before income tax benefit:(1)								
Basic	$ 0.32	$ 0.42	$ 0.21	$ 0.12	$ 0.10	$ 0.10	$ 0.00	$ 0.00
Diluted	$ 0.31	$ 0.41	$ 0.20	$ 0.11	$ 0.09	$ 0.10	$ 0.00	$ 0.00
United Kingdom business:(2)								
Number of new Coinstar units installed during the period	58	28	111	86	99	64	59	—
Installed base of Coinstar units at end of period	532	474	446	335	249	150	86	27
Average age of network for the period (months)	11.6	9.8	7.6	7.3	5.8	6.1	7.3	10.3
Dollar value of coins processed	$ 27,405	$ 25,052	$ 16,756	$ 11,770	$ 9,678	$ 6,992	$ 3,221	$ 2,046
Revenue	2,055	1,879	1,243	883	726	524	242	153
Annualized revenue per average installed unit (3)	16,227	16,410	12,520	13,062	14,244	19,243	16,804	22,737
Direct contribution (4)	1,016	841	591	306	34	98	(17)	8
Direct contribution margin (% of revenue)	49.4%	44.7%	47.5%	34.6%	4.6%	18.7%	—%	5.2%
Annualized direct contribution per average installed unit (3)(4)	$ 8,014	$ 7,346	$ 5,960	$ 4,519	$ 666	$ 3,582	$ (1,188)	$ 1,248
Regional sales and marketing	402	508	28	114	283	177	1	—
Product research and development	—	23	37	6	46	14	17	—
Selling, general and administrative	243	323	196	205	328	307	249	107
EBITDA (5)	371	(13)	330	(19)	(623)	(400)	(284)	(99)
EBITDA margin (% of revenue)	18.1%	—	26.5%	—	—	—	—	—
Depreciation and amortization	$ 402	$ 359	$ 283	$ 186	$ 151	$ 70	$ 1	$ —
Interest and other expense, net	164	154	138	112	105	78	25	14
Loss from continuing operations	$ (195)	$ (526)	$ (91)	$ (317)	$ (879)	$ (548)	$ (310)	$ (113)

(1) See Note 11 to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income (loss) per share information, basic and diluted.

(2) Some of the data includes intercompany amounts that are eliminated in our consolidated statements of operations.

(3) Calculated and based on annualized quarterly results divided by the monthly averages of units in operation over the applicable period.

(4) Direct contribution is defined as revenue less direct operating expenses. We use direct contribution as a measure of operating performance to assist in understanding our operating results. Direct contribution is not a measure of financial performance under accounting principles generally accepted in the United States of America (GAAP) and should not be considered in isolation or as an alternative to gross margin, income (loss) from operations, net income (loss) or any other measure of performance under GAAP.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation, amortization, non-cash compensation expense and other income/expense. EBITDA does not represent and should not be considered as an alternative to net income (loss) or cash flow from operations as determined by GAAP. We, however, believe that EBITDA provides useful information regarding our ability to service and/or incur indebtedness.

(6) In accordance with SFAS No. 109, Accounting for Income Taxes, we recognized an income tax benefit of $2.4 million in the fourth quarter of 2002 as a result of the early extinguishment of debt that occurred in each of the quarters ended March 31, and June 30, 2002.

Seasonality

Our coin-processing volumes appear to be affected by seasonality. In particular, coin-processing volumes generally have been lowest in the first quarter of the year and volumes generally have been highest in the third quarter, followed by the fourth quarter of the year. An exception to our usual seasonality trend occurred in 2001 from events surrounding September 11, 2001. We believe this event shifted certain coin-processing volumes from the third quarter to the fourth quarter of that year. There can be no assurance however that the seasonal trends we experienced in 2002 will continue, as our 2001 quarterly results have shown. Any projections of future seasonality are inherently uncertain due to our lack of comparable companies engaged in the coin-processing business.

In addition to fluctuations in revenue resulting from factors affecting customer usage, timing of unit installations will result in significant fluctuations in quarterly results. The rate of installations does not follow a regular pattern, as it depends principally on installation schedules determined by agreements between us and our retail partners, variable length of partner trial periods and the planned coordination of multiple partner installations in a given geographic region.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk.

We are subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of our credit agreement with Bank of America and investment activities that generally bear interest at variable rates. Because our investments have maturities of three months or less, and our credit facility interest rates are based upon either the LIBOR or base rate plus an applicable margin, we believe that the risk of material loss is low and that the carrying amount approximates fair value.

The table below presents principal amounts, at book value, by year of maturity and related weighted average interest rates.

Liabilities* (in thousands)	Expected Maturity Date 2003	2004	2005	2006	2007	December 31, 2002 Total	Fair Value
Long-term debt:							
Variable rate	$13,917	$16,500	$4,250	—	—	$34,667	$ 34,667
Average interest rate	*	*	*	—	—	3.42%	*
Interest rate derivatives:							
Interest rate swaps:							
Variable to fixed	—	$10,000	—	—	—	$10,000	—
Average pay rate	2.50%	2.50%	—	—	—	2.50%	
Average receive rate	1.38%	1.73%	—	—	—	1.42%	

* Interest rates may increase or decrease based on the fluctuations in the LIBOR rate as well as Coinstar's consolidated leverage ratio. As of January 15, 2003, interest rates are based on LIBOR plus 175 basis points. We have entered into an interest rate swap covering $10.0 million of our long-term debt. Please refer to the following discussion about the interest rate swap.

On July 26, 2002, we entered into an interest rate swap in order to manage our exposure to future interest rate and cash flow changes related to our floating interest rate debt. We entered into this swap in order to comply with certain of our credit facility requirements with Bank of America. The notional principal amount of the swap is $10.0 million, the maturity date is August 21, 2004 and the interest rate reset dates of the swap match those of the underlying debt.

The fair value of the interest rate swap at December 31, 2002 resulted in a liability of approximately $148,000. Any change in the fair value of the interest rate swap is reported in accumulated other comprehensive income. Because the critical terms of the interest rate swap and the underlying obligation are the same, there was no ineffectiveness recorded in the consolidated statements.

Item 8. Financial Statements and Supplementary Data.

See Item 15 for an index to the financial statements and supplementary data required by this item.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements between Coinstar and our accountants on any matter of accounting principles or practices or financial statement disclosure.

PART III

Item 10. Directors and Executive Officers of the Registrant.

We will furnish to the Securities and Exchange Commission a definitive Proxy Statement not later than 120 days after the close of the fiscal year ended December 31, 2002. The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated herein by reference to the Proxy Statement.

Item 14. Controls and Procedures.

We maintain a set of disclosure controls and procedures and internal controls designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our chief executive officer and chief accounting officer have evaluated our disclosure controls and procedures within 90 days prior to the filing of this annual report on Form 10-K and have determined that such disclosure controls and procedures are effective.

Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

The financial statements required by this item are submitted in a separate section beginning on page 36 of this Annual Report on Form 10-K.

(a)(2) Index to Financial Statement Schedules
All schedules have been omitted because they are not applicable or not required, or the required information is included in the financial statements or notes thereto.

(a)(3) Exhibit Index:

Exhibit Number	Description of Document
3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2(1)	Amended and Restated Bylaws of the Registrant.
4.1	Reference is made to Exhibits 3.1 through 3.2.
4.2(1)	Specimen Stock Certificate.
4.3(1)	Second Amended and Restated Investor Rights Agreement, dated August 27, 1996, between the Registrant and certain investors, as amended October 22, 1996.
4.4(3)	Rights Agreement dated as of November 12, 1998 between Registrant and American Securities Transfer and Trust, Inc.
4.5(3)	Registrant's Certificate of Designation of Series A Preferred Stock. Reference is made to Exhibit A of Exhibit 4.4.
4.6(3)	Form of Rights Certificate. Reference is made to Exhibit B of Exhibit 4.4.
4.7(10)	Credit Agreement dated as of April 18, 2002 among Registrant and Bank of America, N.A., for itself and as agent for US Bank National Association, Silicon Valley Bank, KeyBank National Association and Comerica Bank – California.
4.8	Amendment No. 1 to the Credit Agreement dated as of April 18, 2002 between the Registrant and Bank of America, N.A., for itself and as agent for US Bank National Association, Silicon Valley Bank, KeyBank National Association and Comerica Bank – California.
10.1(1)	Amended and Restated Registrant's 1997 Equity Incentive Plan.
10.2(1)	Registrant's 1997 Employee Stock Purchase Plan.
10.3(8)	Amended and Restated Registrant's 1997 Non-Employee Directors' Stock Option Plan.
10.4(1)	Form of Indemnity Agreement between the Registrant and its Executive Officers and Directors.
10.5(1)	Lease Agreement between Registrant and Spieker Properties, L.P. dated January 29, 1997.
10.6(2)	Manufacturing Agreement between Registrant and SeaMed Corporation dated May 14, 1998.
10.7(1)	Purchase Agreement between Registrant and Smith Barney Inc. dated October 22, 1996.
10.8(8)	Registrant's 2000 Equity Incentive Plan.
10.9(5)	Amendment No. 1 to Registrant's 1997 Equity Incentive Plan dated March 15, 2001.

Exhibit Number	Description of Document
10.10(5)	Amendment No. 1 to Registrant's 2000 Equity Incentive Plan dated March 15, 2001.
10.11(10)	Registrant's Outside Directors' Deferred Compensation Plan.
10.12(6)	Securities Purchase Agreement Among the Registrant and Certain Stockholders of Meals.com, Inc., dated as of June 21, 2001.
10.13(6)	Form of Release Agreement.
10.14(7)	Employment Agreement between David W. Cole and the Registrant dated October 3, 2001.
10.15(9)	Coinstar, Inc. Stock Option Agreement, Grant to Chief Executive Officer.
10.16(10)	Registrant's Executive Deferred Compensation Plan.
10.17(6)	Form of Release Agreement.
10.18	Agreement between Diane L. Renihan and the Registrant dated as of February 7, 2003.
10.19(11)	Form of Stock Option Agreement Grant to Non-Employee Directors.
12.1	Ratio of Earnings to Fixed Charges.
21.1(4)	Subsidiaries.
23.1	Consent of Deloitte & Touche LLP.
99.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Accounting Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certification of Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-33233).

(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1998 (File Number 000-22555).

(3) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1998 (File Number 000-22555).

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 (File Number 000-22555).

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2001 (File Number 000-22555).

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001 (File Number 000-22555).

(7) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2001 (File Number 000-22555).

(8) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 (File Number 000-22555).

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 (File Number 000-22555).

(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2002 (File Number 000-22555).

(11) Incorporated by reference to the Registrant's Form S-8 (File Number 333-100870).

(b) Reports on Form 8-K.

The Registrant filed no reports on Form 8-K during the quarter ended December 31, 2002.

(c) Exhibits.

The exhibits required by this item are listed under Item 15(a)(3).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coinstar, Inc.

By: /s/ RICHARD C. DECK
Richard C. Deck
Chief Accounting Officer
Date: March 21, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID W. COLE David W. Cole	Chief Executive Officer and Director	March 21, 2003
/s/ RICHARD C. DECK Richard C. Deck	Chief Accounting Officer	March 21, 2003
/s/ KEITH D. GRINSTEIN Keith D. Grinstein	Chairman of the Board	March 21, 2003
/s/ DEBORAH L. BEVIER Deborah L. Bevier	Director	March 21, 2003
/s/ FRAN M. CONLEY Fran M. Conley	Director	March 21, 2003
/s/ DAVID M. ESKENAZY David M. Eskenazy	Director	March 21, 2003
/s/ ROBERT D. SZNEWAJS Robert D. Sznewajs	Director	March 21, 2003
/s/ RONALD B. WOODARD Ronald B. Woodard	Director	March 21, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Coinstar, Inc. and Subsidiary
Bellevue, Washington

We have audited the accompanying consolidated balance sheets of Coinstar, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coinstar, Inc. and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

February 14, 2003
Seattle, Washington

COINSTAR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 41,560	$ 52,267
Cash due to retailers	61,283	53,668
Deferred income taxes	10,096	—
Prepaid expenses and other current assets	2,409	1,978
Total current assets	115,348	107,913
PROPERTY AND EQUIPMENT:		
Coinstar units	156,182	137,308
Computers	8,882	7,751
Office furniture and equipment	1,291	1,490
Leased vehicles	4,314	4,183
Leasehold improvements	681	572
Total property and equipment	171,350	151,304
Accumulated depreciation	(110,807)	(89,215)
Total property and equipment, net	60,543	62,089
DEFERRED INCOME TAXES	39,719	—
OTHER ASSETS	1,026	1,185
TOTAL ASSETS	$216,636	$ 171,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,176	$ 5,810
Accrued liabilities payable to retailers	61,283	53,668
Accrued liabilities	10,180	11,839
Current portion of long-term debt and capital lease obligations	14,916	898
Total current liabilities	89,555	72,215
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	21,830	61,745
Total liabilities	111,385	133,960
COMMITMENTS (Note 6)		
STOCKHOLDERS' EQUITY:		
Convertible preferred stock, $0.001 par value—Authorized, 5,000,000 shares; no shares issued and outstanding at 2002 or 2001	—	—
Common stock, $0.001 par value—Authorized, 45,000,000 shares; issued and outstanding, 21,832,344 and 21,403,656 shares at 2002 and 2001, respectively	187,473	171,059
Accumulated deficit	(75,353)	(133,866)
Treasury stock	(7,496)	—
Accumulated other comprehensive income	627	34
Total stockholders' equity	105,251	37,227
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$216,636	$ 171,187

See notes to consolidated financial statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
REVENUE	$155,675	$129,352	$102,609
EXPENSES:			
Direct operating	67,788	58,072	48,184
Regional sales and marketing	9,273	9,188	11,368
Product research and development	4,997	4,162	3,497
Selling, general and administrative	22,140	22,245	18,177
Depreciation and amortization	25,810	26,349	24,460
Income (loss) from operations	25,667	9,336	(3,077)
OTHER INCOME (EXPENSE):			
Interest income	360	767	1,482
Interest expense	(3,710)	(8,302)	(8,517)
Other	(51)	(60)	258
Income (loss) from continuing operations before income tax benefit	22,266	1,741	(9,854)
Income tax benefit	40,189	—	—
Income (loss) from continuing operations	62,455	1,741	(9,854)
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	—	(5,737)	(12,840)
Loss on disposal of discontinued operations	—	(3,390)	—
Total loss from discontinued operations	—	(9,127)	(12,840)
Income (loss) before extraordinary item	62,455	(7,386)	(22,694)
EXTRAORDINARY ITEM:			
Loss related to early retirement of debt, net of tax benefit of $2,366	(3,942)	—	—
NET INCOME (LOSS)	$ 58,513	$ (7,386)	$(22,694)
NET INCOME (LOSS) PER SHARE:			
Basic:			
Continuing operations	$ 2.86	$ 0.08	$ (0.49)
Discontinued operations	—	(0.43)	(0.63)
Extraordinary item	(0.18)	—	—
Net income (loss) per share	$ 2.68	$ (0.35)	$ (1.12)
Diluted:			
Continuing operations	$ 2.75	$ 0.08	$ (0.49)
Discontinued operations	—	(0.42)	(0.63)
Extraordinary item	(0.17)	—	—
Net income (loss) per share	$ 2.58	$ (0.34)	$ (1.12)

See notes to consolidated financial statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
	Shares	Amount					
BALANCE, December 31, 1999	20,141,207	$159,053	$(103,786)	$ —	$ (1)	$ 55,266	
Issuance of shares under employee stock purchase plan	82,484	784				784	
Exercise of stock options	165,014	997				997	
Stock-based compensation expense		505				505	
Comprehensive loss:							
Net loss			(22,694)			(22,694)	$(22,694)
Unrealized loss on short-term investments available for sale					(3)	(3)	(3)
Foreign currency translation adjustments					(13)	(13)	(13)
Total comprehensive loss							$(22,710)
BALANCE, December 31, 2000	20,388,705	161,339	(126,480)		(17)	34,842	
Issuance of common stock	3,324	64				64	
Issuance of shares under employee stock purchase plan	54,319	760				760	
Exercise of stock options	867,697	7,701				7,701	
Net exercise of common stock warrants	36,955	—				—	
Stock issued in connection with purchase of minority interest of subsidiary	52,656	1,000				1,000	
Stock-based compensation expense		195				195	
Comprehensive loss:							
Net loss			(7,386)			(7,386)	$ (7,386)
Foreign currency translation adjustments					51	51	51
Total comprehensive loss							$ (7,335)
BALANCE, December 31, 2001	21,403,656	171,059	(133,866)		34	37,227	
Issuance of shares under employee stock purchase plan	39,325	816				816	
Exercise of stock options	688,253	7,445				7,445	
Stock-based compensation expense	610	893				893	
Tax benefit on options and employee stock purchase plan		7,260				7,260	
Repurchase of common stock	(299,500)			(7,496)		(7,496)	
Comprehensive income:							
Net income			58,513			58,513	$58,513
Foreign currency translation adjustments					741	741	741
Interest rate swap on long-term debt					(148)	(148)	(148)
Total comprehensive income:							$59,106
BALANCE, December 31, 2002	21,832,344	$187,473	$ (75,353)	$(7,496)	$ 627	$105,251	

See notes to consolidated financial statements

COINSTAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income (loss)	$ 58,513	$ (7,386)	$(22,694)
Loss from discontinued operations	—	5,737	12,840
Loss from disposal of discontinued operations	—	3,390	—
Loss related to early retirement of debt	3,942	—	—
Income (loss) from continuing operations	62,455	1,741	(9,854)
Adjustments to reconcile income (loss) from continuing operations to net cash provided (used) by operating activities:			
Depreciation and amortization	25,810	26,349	24,460
Debt discount amortization	41	126	436
Non-cash stock-based compensation	878	195	505
Unrealized loss on short-term investments available for sale	—	—	(3)
Deferred taxes	(40,189)	—	—
Cash provided (used) by changes in operating assets and liabilities:			
Prepaid expenses and other current assets	(319)	279	350
Other assets	(1,196)	(35)	134
Accounts payable	(2,652)	1,793	(418)
Accrued liabilities payable to retailers	7,380	11,091	11,178
Accrued liabilities	(1,531)	3,834	(1,419)
Net cash provided by continuing operations	50,677	45,373	25,369
Net cash provided (used) by discontinued operations	—	1,429	(19,671)
Net cash provided by operating activities	50,677	46,802	5,698
INVESTING ACTIVITIES:			
Sales and maturities of short-term investments	—	—	9,163
Purchases of fixed assets	(22,375)	(18,502)	(23,322)
Proceeds from sale of fixed assets	263	8	17
Purchase of intangible assets	—	—	(362)
Net cash used by continuing investing activities	(22,112)	(18,494)	(14,504)
Net cash used by discontinued investing activities	—	(617)	(5,681)
Net cash used by investing activities	(22,112)	(19,111)	(20,185)
FINANCING ACTIVITIES:			
Principal payments on long-term debt	(85,846)	(1,016)	(793)
Borrowings under long-term debt obligations	58,000	—	—
Proceeds from sale of common stock, net of issuance costs	—	64	—
Company stock repurchased	(7,496)	—	—
Proceeds from exercise of stock options and issuance of shares under employee stock purchase plan	8,276	8,461	1,780
Net cash provided (used) by continuing financing activities	(27,066)	7,509	987
Net cash provided by discontinued financing activities	—	—	5,501
Net cash used for early retirement of debt	(4,878)	—	—
Net cash provided (used) by financing activities	(31,944)	7,509	6,488
Effect of exchange rate changes on cash	287	51	(13)
Total net cash provided by continuing operations	1,499	34,388	11,852
Total net cash provided (used) by discontinued operations	—	812	(19,851)
Total net cash used for early retirement of debt	(4,878)	—	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,092)	35,251	(8,012)
CASH, CASH EQUIVALENTS AND CASH DUE TO RETAILERS:			
Beginning of year	105,935	70,684	78,696
End of year	$102,843	$105,935	$ 70,684
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 5,013	$ 8,160	$ 8,082
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Purchase of vehicles financed by capital lease obligations	$ 1,203	$ 1,027	$ 1,389
Stock issued in connection with purchase of minority interest of subsidiary	—	1,000	—
Financing costs written off upon retirement of debt	1,430	—	—
Cashless exercise of warrants	—	723	—

See notes to consolidated financial statements

NOTE 1: ORGANIZATION AND BUSINESS

General: We develop, own and operate a network of automated, self-service coin-counting and processing machines that provide consumers with a convenient means to convert loose coins into cash. We have increased our installed base every year since inception, and as of December 31, 2002, had a consolidated installed base of 10,706 units located in supermarkets and financial institutions in 47 states, the District of Columbia, the United Kingdom and Canada. The consolidated base includes 10,174 units in North America and 532 units in the United Kingdom.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of our North American core business and our wholly owned International business in the United Kingdom. All significant intercompany balances and transactions have been eliminated in consolidation. The results of the operations of Meals.com are presented as discontinued operations (see Note 7) and the amounts in the financial statements and related notes have been reclassified to reflect the discontinued operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash, cash equivalents and cash due to retailers: We consider all highly liquid securities purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2002, we had cash and cash equivalents of $102.8 million, which consisted of cash and cash equivalents available for our operations of $41.5 million and cash due to retailers of $61.3 million. Cash due to retailers represents cash being processed by armored car carriers or residing in Coinstar units which is payable to our retail partners.

Long-lived assets: We periodically review long-lived assets for impairment to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating expected future cash flows.

Property and equipment: Property and equipment are depreciated using the straight-line method over the following useful lives:

Type Of Asset	Useful Life
Coinstar units	5 years
Office furniture and equipment	5 years
Computers	3 years
Leased vehicles	3 years
Leasehold improvements	5 to 7 years

In order to achieve volume discounts, we purchase certain components of the Coinstar units in advance. When a component is placed into service, the cost is transferred to the appropriate Coinstar equipment account and depreciated accordingly.

Other assets: Other assets include deferred financing fees for our long-term debt as well as other deposits.

Revenue recognition: Coin processing revenue is recognized at the time the customers' coins are counted by the Coinstar unit. The following table represents the units in service with our top three North American retail partners, as a percentage of total consolidated revenue:

	Year ended December 31,		
	2002	2001	2000
The Kroger Company	23.0%	25.3%	27.6%
Albertson's, Inc.	12.2%	13.3%	11.4%
Safeway, Inc.	10.1%	10.8%	11.3%

Start-up activities: All start-up costs incurred by us relating to the development of domestic and international markets and other similar services are expensed as incurred.

Fair value of financial instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The carrying amounts for cash and cash equivalents approximate fair value, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. The fair value of our Bank of America term loan, at December 31, 2002, approximated the carrying amount due to its variable rate of interest.

The fair value of our senior subordinated discount notes, which were repurchased in 2002, was based on the quoted market price on the last day of the year. At December 31, 2001, the carrying amount and estimated fair value were $60,986 and $66,358, respectively.

Foreign currency translation: Our functional and reporting currency is the U.S. dollar. We translate assets and liabilities related to foreign operations to U.S. dollars at the exchange rate in effect at the date of the consolidated balance sheet; we convert revenues and expenses into U.S. dollars using the average monthly exchange rates. Translation gains and losses are reported as a separate component of accumulated other comprehensive income.

Stock-based compensation: We have several stock-based compensation programs which are described more fully in Note 9. We account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.*

All options granted under these plans had an exercise price equal to the fair market value of the stock at the date of grant. Accordingly, no compensation expense has been recognized for our stock option grants. We accelerated the vesting of stock options for certain former employees pursuant to employment agreements and recorded compensation expense of $893,000, $195,000 and $505,000 in 2002, 2001 and 2000 respectively. The following illustrates the effect on net income (loss) and net income (loss) per share had we applied the fair value recognition provision of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, to the stock option awards.

	Year ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net income (loss) as reported:	$58,513	$(7,386)	$(22,694)
Add:			
Total stock-based employee compensation expense included in the determination of net income as reported, net of related tax effect	558	195	505
Prior year tax effect recognized in 2002	(263)	—	—
	295	195	505
Deduct:			
Total stock-based employee compensation determined under fair value method for all awards, net of related tax effect	(5,406)	(4,867)	(4,488)
Prior year tax effect recognized in 2002	5,562	—	—
	156	(4,867)	(4,488)
Pro forma net income (loss):	$58,964	$(12,058)	$(26,677)
Net income (loss) per share:			
Basic:			
As reported	$ 2.68	$ (0.35)	$ (1.12)
Pro forma	2.70	(0.58)	(1.32)
Diluted:			
As reported	2.58	(0.34)	(1.12)
Pro forma	2.59	(0.55)	(1.32)

The weighted average fair value of options granted during 2002, 2001 and 2000 were $24.31, $22.66, and $13.63, respectively. The fair value of each option granted during 2002, 2001 and 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: four to five year expected life from date of grant; annualized stock volatility of 74%, 78% and 83% for 2002, 2001, and 2000, respectively; risk-free interest rates from 2.6% to 6.8%; and no dividends during the expected term.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements: In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 142, which was effective January 1, 2002, requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The adoption of SFAS Nos. 141 or 142 did not have a significant impact on our financial position or results of our operations.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs should be capitalized as part of the carrying amount of the long-lived asset. We do not believe that the adoption of SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, will have a significant impact on our financial position or results of our operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of*, and portions of APB No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. SFAS No. 144 requires the use of one accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the definition of discontinued operations. The adoption of SFAS No. 144, which is effective for fiscal years beginning after December 15, 2001, did not have a significant impact on our financial position or results of our operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 requires that only certain extinguishments of debt be classified as an extraordinary item. Further, this statement requires that capital leases, which are modified such that the resulting lease agreement is classified as an operating lease, be accounted for under the sale-leaseback provisions of SFAS No. 98. The provisions of the statement pertaining to debt extinguishments are effective for companies with fiscal years beginning after May 15, 2002. The provisions of the statement pertaining to lease modifications are effective for transactions consummated after May 15, 2002. Implementation of this statement will not impact net income; however, it will result in a reclassification of the extraordinary loss for reporting purposes in 2003. Such amounts will be reported as a separate component of income from continuing operations and the earnings per share effects will not be disclosed on the face of the income statement.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force ("EITF") Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, required an exit cost liability be recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated by a company after December 31, 2002. Implementation of this statement is not anticipated to have a significant impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on existing disclosure of most guarantees, and clarifies when a company must recognize an initial liability for the fair value of obligations it assumes under guarantee agreements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of the Interpretation are effective for our current fiscal year 2002. We do not expect the 2003 adoption of this Interpretation to have a material impact on our consolidated financial position.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of SFAS 123.* SFAS 148 provides additional transition guidance for those entities that elect to voluntarily adopt the provision of SFAS 123, *Accounting for Stock Based Compensation.* In addition, SFAS 148 mandates new disclosures in both interim and year-end financial statements within the Significant Accounting Policies footnote. We have adopted these disclosure requirements for the year ending December 31, 2002 and will apply them to our interim financial statements going forward.

Reclassifications: Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

NOTE 3: ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2002	2001
	(in thousands)	
Payroll related expenses	$ 4,673	$ 4,314
Interest payable	297	1,982
Estimated taxes	1,356	2,013
Service contract providers	1,671	1,538
Other	2,183	1,992
	$10,180	$11,839

NOTE 4: LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

	2002	2001
	(in thousands)	
Bank of America term loan	$34,667	$ —
Senior subordinated discount notes	—	60,980
Senior revolving line	—	500
Less unamortized discounts	—	(494)
	34,667	60,986
Less current portion	(13,917)	—
Long-term debt	$20,750	$60,986

Bank of America term loan: On April 18, 2002, we entered into a credit agreement with Bank of America, N.A., for itself and as agent for US Bank National Association, Silicon Valley Bank, KeyBank National Association and Comerica Bank—California. The credit agreement provides for a senior secured credit facility of $90.0 million, consisting of a revolving loan commitment of $50.0 million and a term loan commitment of $40.0 million. Loans made pursuant to the credit agreement are secured by a first priority security interest in substantially all of our assets and the assets of our subsidiary, including the pledge of its capital stock.

Advances under this credit facility may be made as either base rate loans or LIBOR rate loans at our election. Applicable interest rates are based upon either the LIBOR or base rate plus an applicable margin

dependent upon a consolidated leverage ratio of certain outstanding indebtedness to EBITDA (to be calculated in accordance with the terms specified in the credit agreement). Initially, interest rates payable upon advances were based upon either an initial rate of LIBOR plus 225 basis points or the base rate plus 75 basis points, which we qualified for on July 16, 2002. As of December 31, 2002, interest rates were based upon LIBOR plus 200 basis points or the base rate plus 50 basis points resulting from an improvement in our consolidated leverage ratio. As of January 15, 2003, we qualified for an interest rate of LIBOR plus 175 basis points or the base rate plus 25 basis points resulting from an improvement in our consolidated leverage ratio.

The credit facility contains standard negative covenants and restrictions on actions by us including, without limitation, restrictions on common stock repurchases, liens, investments, capital expenditures, indebtedness, restricted payments including cash payments of dividends, fundamental changes or dispositions of our assets, among other restrictions. In addition, the credit agreement requires that we meet certain financial covenants, ratios and tests, including maintaining a minimum quarterly consolidated net worth and quarterly consolidated EBITDA, a minimum fixed charge coverage ratio, a maximum consolidated leverage ratio and a minimum net cash balance, all as defined in the agreement.

Quarterly principal payments on the outstanding term loan began September 30, 2002 and are based upon the repayment terms as specified in the agreement. Our first two quarterly principal payments of $2.7 million each were paid September 30, 2002 and December 31, 2002. Our principal payments will increase to $3.8 million per quarter beginning June 30, 2003 and ultimately will increase to $4.3 million per quarter beginning June 30, 2004, with all remaining principal and interest due May 20, 2005, the maturity date of the credit facility. Commitment fees on the unused portion of the facility, initially equal to 40 basis points, may vary and are based on our maintaining certain consolidated leverage ratios. As of December 31, 2002, commitment fees on the unused portion of the facility were equal to 30 basis points. As of January 15, 2003 we qualified for a commitment fee on the unused portion of the facility equal to 20 basis points.

Principal payments: As of December 31, 2002, scheduled principal payments on long-term debt are as follows:

	(in thousands)
2003	$13,917
2004	16,500
2005	4,250
	$34,667

Interest rate swap: On July 26, 2002, we entered into an interest rate swap in order to manage our exposure to future interest rate and cash flow changes related to our floating interest rate debt. We entered into this swap in order to comply with certain of our credit facility requirements with Bank of America. The notional principal amount of the swap is $10.0 million, the maturity date is August 21, 2004 and the interest rate reset dates of the swap match those of the underlying debt.

The fair value of the interest rate swap at December 31, 2002 resulted in a liability of approximately $148,000. Any change in the fair value of the interest rate swap is reported in accumulated other comprehensive income. Because the critical terms of the interest rate swap and the underlying obligation are the same, there was no ineffectiveness recorded in the consolidated statements.

The senior subordinated discount notes were redeemable at our option, in whole or in part, at any time on and after October 1, 2001, at specified redemption prices for the relevant year of redemption, plus accrued and unpaid interest to the date of redemption.

NOTE 5: EARLY RETIREMENT OF DEBT

During the first two quarters of 2002, we repurchased our 13% senior subordinated discount notes with our available cash, and $43.0 million of debt from a newly acquired $90.0 million credit facility with Bank of America. In connection with these repurchases, we recorded an extraordinary charge of $3.9 million, net of tax. This new purchase resulted in a $6.3 million write-off of the remaining debt acquisition costs and the payment of premium associated with the early retirement of the indebtedness net of a $2.4 million tax benefit associated with the retirement of the debt.

NOTE 6: COMMITMENTS

Lease commitments: We have entered into two lease agreements for office space that commenced September 1, 1997 and April 1, 2002 and which expire on August 31, 2004 and March 31, 2005, respectively. The agreements require us to pay a portion of operating costs and minimum monthly payments, which escalate annually, based on a stated schedule. Each agreement allows us to renew each lease for one consecutive period of five years and three years, respectively.

We have entered into capital lease agreements to finance the acquisition of certain automobiles. We retain title to such assets. These capital leases have terms of 36 months at imputed interest rates that range from 5.2% to 11.7%. Assets under capital lease obligations aggregated $4.3 million and $4.1 million, net of $1.6 million and $1.8 million of accumulated amortization, at December 31, 2002 and 2001, respectively.

A summary of our minimum lease obligations at December 31, 2002 is as follows:

	Capital Leases	Operating Leases
	(in thousands)	
2003	$1,105	$1,238
2004	800	878
2005	330	30
Total minimum lease commitments	2,235	$2,146
Less amounts representing interest	(156)	
Present value of lease obligation	2,079	
Less current portion	(999)	
Long-term portion	$1,080	

Rental expense was $1.4 million for each of the years ended December 31, 2002, 2001 and 2000, respectively.

Service providers: As of December 31, 2002, we had outstanding service contracts with several service providers. These contracts generally cover a one to two-year period and have cancellation clauses ranging from 30 to 60 days.

Purchase commitments: We have entered into certain purchase agreements with suppliers of Coinstar units, which require aggregate purchases in the amount of $9.0 million in 2003.

Concentration of suppliers: We currently buy a significant component of the Coinstar unit from two suppliers. Although there are a limited number of suppliers for the component, we believe that other suppliers could provide similar equipment, which may require certain modifications. Accordingly, a change in suppliers could cause a delay in manufacturing and a possible slow-down of growth, which could have a materially adverse affect on future operating results.

Letter of credit: At December 31, 2002, we had secured three irrevocable letters of credit with a bank that totaled $10.3 million. These letters of credit, which expire between December 31, 2002 and April 30, 2003, are available to collateralize certain of our obligations to third parties. We expect to renew these letters of credit and have an agreement with Bank of America to automatically renew one of the letters of credit, in three-month increments, through December 31, 2004. At December 31, 2002, no amounts were outstanding under these letter of credit agreements.

NOTE 7: DISCONTINUED OPERATIONS

We have discontinued the operations of our Meals.com subsidiary. Meals.com, Inc., was formed in January 1999 as an online and in-store grocery marketing business. This business segment is accounted for as discontinued operations in accordance with APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB No. 30"). Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operations.

In October 2001, we sold certain assets of Meals.com to Nestle USA, Inc., including certain contracts, website content and database information, applicable trademarks, as well as specified software and licenses relating to the Meals.com branded and Nestle branded websites. All other website operations of Meals.com ceased as of September 30, 2001. The loss on disposal of our Meals.com business was $3.4 million. Included in the loss was a write-down of the value of Meals.com assets totaling $2.4 million and costs incurred as a result of the wind-down of the Meals.com business, which totaled $1.0 million.

Summarized below are the operating results for the Meals.com business, which are included in the accompanying consolidated statements of operations, under the caption "Loss from discontinued operations." Also included below is the loss on the disposal of the Meals.com business, which is reported in the accompanying consolidated statements of operations under the caption "Loss on disposal of discontinued operations."

	2001	2000
	(in thousands)	
Revenue	$ 619	$ 480
Operating expenses	7,321	15,485
Operating loss	(6,702)	(15,005)
Interest, other income and minority interest, net	965	2,165
Loss from discontinued operations	(5,737)	(12,840)
Loss on disposal of discontinued operations	(3,390)	—
Total loss from discontinued operations	$(9,127)	$(12,840)

Agreements with minority stockholders of Meals.com: We entered into a Securities Purchase Agreement dated June 21, 2001, with the minority stockholders of Meals.com, our majority owned subsidiary, pursuant to which we agreed to purchase all outstanding securities (including preferred stock and warrants) of Meals.com held by the minority stockholders for a purchase price of $1.0 million. The purchase price was payable in Coinstar's common stock based on the closing price of the stock on June 8, 2001, which was $18.99. The common stock issued to the minority stockholders of Meals.com was registered with the SEC on Form S-3 in August 2001.

NOTE 8: STOCKHOLDERS' EQUITY

Warrants: Certain warrants issued between June 28, 1993 and December 15, 1995 had expiration dates from June 28, 1998 to December 15, 2000, and have been recorded at amounts that reflect our best estimate of fair value on the date of issuance.

On March 3, 1999, we acquired from Compucook, Inc., assets consisting of Internet domain names, software, fixed assets, contracts, and web site content. In consideration of the purchase, we issued a warrant to purchase 25,000 shares of our common stock at an exercise price of $15.63 per share, which expires on March 2, 2004.

A summary of the warrants outstanding for the three years in the period ended December 31, 2002, follows:

	Common Stock	
	Number of Shares	Exercise Price
OUTSTANDING, December 31, 2000	127,652	$12.18 – $15.63
Exercised	(102,652)	12.18
OUTSTANDING, December 31, 2001	25,000	15.63
Exercised, cancelled or forfeited	—	—
OUTSTANDING, December 31, 2002	25,000	15.63

Treasury stock: On July 30, 2002 the Board of Directors approved a stock repurchase program authorizing purchases of up to $15.0 million of common stock in the open market or in private transactions. During 2002, 299,500 shares of common stock were repurchased at a cost of approximately $7.5 million. On February 4, 2003 the Board of Directors authorized the purchase of an incremental $15.0 million of common stock subject to a maximum of $7.5 million per fiscal year, plus additional amounts equal to proceeds received from option exercises or other equity purchases under our equity compensation plans. Under our current debt covenants, if we purchase more than $7.5 million in any fiscal year (not counting purchases made with proceeds from the option exercises or other equity purchases under the equity purchase plans) then we must simultaneously pay down our term debt on a dollar-for-dollar basis. In addition, we may only make purchases if the purchase would not cause us to breach any covenants in our debt agreements. The increase brought the authorization to $22.5 million plus the proceeds from the equity programs. Shares may be repurchased from time to time during the term of our current credit facility.

NOTE 9: STOCK-BASED COMPENSATION PLANS

Stock options: During 2002, we granted options to employees under the 2000 Equity Incentive Plan (the "2000 Plan") and the 1997 Equity Incentive Plan, as amended, (the "1997 Plan"), which generally vest over four

years and expire after 10 years. The 1997 Plan is an amendment and restatement of our 1992 Stock Option Plan. We have reserved a total of 770,000 shares of common stock for issuance under the 2000 Plan and 4,380,000 shares of common stock for issuance under the 1997 Plan. Stock options have been granted to officers and employees to purchase common stock at prices ranging from $0.25 to $32.79 per share, which represented fair market value at the date of grants and our best estimate of fair market value for grants issued prior to our initial public offering. We did not recognize any compensation expense related to the options issued under either the 2000 Plan or the 1997 Plan.

In March 1997, we adopted the Non-Employee Directors' Stock Option Plan, under which the Board of Directors has provided for the automatic grant of options to purchase shares of common stock to non-employee directors. We have reserved a total of 400,000 shares of common stock for issuance under the Non-Employee Directors' Stock Option Plan. Stock options have been granted to non-employee directors to purchase our common stock at prices of $7.75 and $30.00 per share, which represented the fair market value at the date of grant.

The price ranges of all options exercised were $0.25 to $25.78 in 2002, $0.40 to $19.25 in 2001, and $0.40 to $11.75 in 2000. At December 31, 2002, there were 3,476,247 shares of unissued common stock reserved for issuance under all the Stock Plans of which 784,193 shares were available for future grants. The numbers of common stock options under the plans are as follows as of December 31:

	2002		2001		2000	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Number of common shares under option:						
Outstanding, beginning of year	2,912,350	$14.98	3,025,664	$11.03	2,801,869	$10.03
Granted	559,280	24.31	856,749	22.66	824,000	13.63
Exercised	(705,012)	11.25	(888,724)	9.17	(165,014)	6.04
Canceled or expired	(74,564)	13.58	(81,339)	12.39	(435,191)	11.39
Outstanding, end of year	2,692,054	17.91	2,912,350	14.98	3,025,664	11.03
Exercisable, end of year	1,247,653	14.89	1,201,548	11.57	1,444,443	9.66

The following table summarizes information about common stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Exercise price	Number of options outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number of options exercisable at December 31, 2002	Weighted average exercise price
$ 0.25 – $10.00	236,728	5.16	$ 8.52	214,126	$ 8.40
10.01 – 14.00	677,993	6.59	11.35	499,242	11.39
14.01 – 22.00	641,763	7.96	17.78	291,408	17.58
22.01 – 23.50	884,335	9.42	23.05	119,148	23.30
23.50 – 32.79	251,235	8.87	26.76	123,729	25.81
	2,692,054			1,247,653	

Stock purchase plan: In March 1997, we adopted the Employee Stock Purchase Plan (the "ESPP") under Section 423(b) of the Internal Revenue Code. Under the ESPP, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings. During 2001, shareholders approved an increase of 200,000 shares eligible for issuance under the ESPP, bringing the total number of shares reserved for issuance to 600,000. Eligible employees may participate through payroll deductions in amounts related to their basic compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning of the offering period or the end of a purchase period. During 2002, stock purchases totaling $816,000 were made as a result of payroll deductions from employees. Actual shares purchased by participating employees in 2002 totaled 39,325 at an average price of $20.75.

NOTE 10: INCOME TAXES

The components of income tax expense (benefit) were as follows:

	December 31, 2002 (in thousands)
Deferred tax benefit:	
Federal	$(34,509)
State	(5,680)
Total deferred tax benefit before extraordinary item	(40,189)
Deferred tax benefit, extraordinary item	(2,366)
Total tax benefit	$(42,555)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to the net income or loss from continuing operations before income taxes and extraordinary items. The sources and tax effects of the differences are as follows:

	December 31,		
	2002	2001	2000
Income tax at the federal statutory rate	34.0 %	(34.0)%	(34.0)%
State income taxes, net of federal benefit	3.8 %	(3.5)%	—
Research and development credits	(0.9)%	(6.1)%	—
Other	2.0 %	(4.8)%	(1.0)%
Valuation allowance changes affecting the provision for income taxes	(219.4)%	48.4 %	35.0 %
	(180.5)%	0.0 %	0.0 %

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
	(in thousands)	
Depreciation and amortization	$(5,093)	$ (3,839)
Total deferred tax liabilities	(5,093)	(3,839)
Tax loss and credit carry forwards	55,501	48,518
Subordinated debt discount amortization	—	7,952
Other	806	969
Total deferred tax assets	56,307	57,439
Net deferred tax asset	51,214	53,600
Valuation allowance	(1,399)	(53,600)
	$49,815	$ —

At December 31, 2002, we had approximately $147.2 million of net operating loss and credit carryforwards that expire from the years 2006 to 2021. Changes in ownership, as defined by Section 382 of the Internal Revenue Code, may limit the amount of net operating loss carryforwards used in any one year.

The valuation allowance on the U.S. deferred tax assets was eliminated in 2002 because current operations indicate that realization of the related deferred tax asset is now more likely than not to occur. We maintained a valuation allowance for net operating loss carryovers related to foreign operations. The net change in the valuation allowance during the years ended December 31, 2002, 2001 and 2000 was $(52.2) million, $9.4 million, and $9.0 million, respectively.

For tax purposes, the income tax benefit from stock compensation expense in excess of the amounts recognized for financial reporting purposes was approximately $7.3 million. This amount was credited to common stock in 2002. Of this benefit, approximately $3.9 million related to stock option activity in the current year and the remaining $3.4 million related to stock option activity which occurred during the year ended December 31, 2001.

NOTE 11: INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential common shares outstanding (if dilutive) during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are included in the calculation of diluted net income (loss) per share to the extent such shares are dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Year ended December 31,		
	2002	2001	2000
	(in thousands, except share data)		
Numerator:			
Net income (loss) from continuing operations	$62,455	$ 1,741	$ (9,854)
Net loss from discontinued operations	—	(9,127)	(12,840)
Net loss from extraordinary item	(3,942)	—	—
Net income (loss)	$58,513	$(7,386)	$(22,694)
Denominator:			
Weighted average shares for basic calculation	21,820	20,869	20,271
Warrants	11	22	—
Incremental shares from employee stock options	892	954	—
Weighted average shares for diluted calculation	22,723	21,845	20,271

NOTE 12: RETIREMENT PLAN

In July 1995, we adopted a tax-qualified employee savings and retirement plan under Section 401(k) of the Internal Revenue Code of 1986 for all employees who satisfy the age and service requirements under this plan. This plan is funded by voluntary employee salary deferral of up to 60% of annual compensation (subject to the Federal limitation) and 50% employer matching contributions of up to 6% of annual compensation. Additionally, all participating employees are 100% vested for all Coinstar matched contributions. We contributed $740,000, $566,000 and $443,000 to the plan for the years ended December 31, 2002, 2001 and 2000.

NOTE 13: TERMINATION OF SUPPLIER RELATIONSHIP

Through April 1999, Scan Coin AB of Malmo, Sweden, was our sole source provider of our coin-counting devices. Coinstar and Scan Coin have been in a contract dispute since September 1998, at which time Scan Coin claimed that we had breached the contract and made claims to certain of our intellectual property. On May 5, 1999, Scan Coin terminated its agreement with us and reasserted the breach of contract claim and the claim to certain of our intellectual property. The parties have been working to settle the dispute amicably since that time. There is no assurance, however, that the disagreement will be settled amicably, and litigation may commence.

NOTE 14: BUSINESS SEGMENT INFORMATION

Operating segments as defined in SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, are components of an enterprise for which separate financial information is available and regularly reviewed by the chief operating decision-maker.

We are organized into two reportable business segments: our North American core business (which includes the United States and Canada) and our International business (which includes the United Kingdom). As

mentioned in Note 7, we discontinued operations of our Meals.com segment. Accordingly, information regarding Meals.com has been excluded from the segment disclosure information below.

	Year ended December 31,		
	2002	2001	2000
	(in thousands)		
Revenue:			
North American core business	$149,615	$127,816	$102,201
International business	6,060	1,645	408
Intercompany eliminations and reclassifications	—	(109)	—
Total revenue	$155,675	$129,352	$102,609
Net income (loss) from continuing operations:			
North American core business	$ 63,584	$ 4,201	$ (8,880)
International business	(1,129)	(1,850)	(693)
Intercompany eliminations and reclassifications	—	(610)	(281)
Total net income (loss) from continuing operations	$ 62,455	$ 1,741	$ (9,854)

	December 31,	
	2002	2001
	(in thousands)	
Total assets:		
North American core business	$217,352	$172,598
International business	12,253	6,327
Intercompany eliminations	(12,969)	(7,738)
Total assets	$216,636	$171,187

NOTE 15: SUBSEQUENT EVENT

Business combination: On February 6, 2003, we acquired substantially all of the assets and assumed certain liabilities of Prizm Technologies, Inc., a privately held corporation. Prizm's proprietary technology allows consumers to conduct a range of automated prepaid wireless transactions at its Top-Up™ terminals, such as adding minutes to a prepaid wireless handset. We believe Prizm's technology will facilitate our faster market penetration in new product areas and in new distribution channels. The purchase was accounted for as a business combination under the provisions of SFAS No. 141, *Business Combinations.* The fair value of the assets acquired and liabilities assumed will be included in our financial statements as of February 6, 2003, the acquisition date.

Under the terms of the asset purchase agreement, the shareholders of Prizm may be eligible to receive additional consideration based primarily on achieving certain financial targets during 2003. If achieved, the additional consideration paid to these shareholders will be recorded as goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* which will be tested periodically for impairment.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, David W. Cole, certify that:

1. I have reviewed this annual report on Form 10-K of Coinstar, Inc.
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ DAVID W. COLE

David W. Cole
Chief Executive Officer

CERTIFICATION OF CHIEF ACCOUNTING OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Deck, certify that:

1. I have reviewed this annual report on Form 10-K of Coinstar, Inc.
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ RICHARD C. DECK

Richard C. Deck
Chief Accounting Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Coinstar, Inc. (the "***Company***") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "***Form 10-K***"), I, David W. Cole, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 20, 2003

/s/ DAVID W. COLE

David W. Cole
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Coinstar, Inc. (the "***Company***") on Form 10-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "***Form 10-K***"), I, Richard C. Deck, Chief Accounting Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 20, 2003

/s/ RICHARD C. DECK

Richard C. Deck
Chief Accounting Officer



April 28, 2003

Dear Coinstar Stockholders:

I am pleased to invite you to the Annual Meeting of Stockholders of Coinstar, Inc. The meeting will be held at 10:00 a.m. local time on June 12, 2003 at Coinstar's offices located at 1800 114th Avenue S.E., Bellevue, Washington 98004.

At the meeting, you will be asked to elect one director to our board of directors, approve an amendment to the 1997 Non-Employee Directors' Stock Option Plan, ratify the appointment of Deloitte & Touche LLP as our auditors and transact any other business properly presented at the meeting. You will also have the opportunity to hear a review of our business during the past year and ask questions.

We hope you can join us on June 12th. Regardless of whether you plan to attend the meeting, please read the enclosed proxy statement. When you have done so, please mark your votes on the enclosed proxy card, sign and date the proxy card, and return it to us in the enclosed envelope. Your vote is important, so please return your proxy card promptly.

Sincerely,

Donald R. Rench
VP, General Counsel and Corporate Secretary

TABLE OF CONTENTS

COINSTAR, INC.

1800 114th Avenue S.E.
Bellevue, WA 98004

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 12, 2003

ANNUAL MEETING INFORMATION

The enclosed proxy is solicited on behalf of the board of directors of Coinstar, Inc., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on Thursday, June 12, 2003 at 10:00 a.m. local time, or at any adjournment or postponement of the meeting, for the purposes described below and in the accompanying Notice of Annual Meeting of Stockholders. The annual meeting will be held at our offices located at 1800 114th Avenue S.E., Bellevue, Washington 98004. We mailed this proxy statement and accompanying proxy card on or about April 28, 2003 to the stockholders who owned shares of our common stock as of the record date, April 15, 2003.

Who is entitled to vote?

Only holders of record of common stock at the close of business on April 15, 2003 may vote at the annual meeting. We had approximately 21,680,111 shares of common stock outstanding on that date.

What is a quorum?

The holders of a majority of the shares of the common stock, present in person or by proxy at the annual meeting, constitute a quorum for the transaction of business. There must be a quorum for the meeting to be held.

What am I voting on?

You are being asked to elect one director to our board of directors, approve an amendment to the 1997 Non-Employee Directors' Stock Option Plan and ratify the appointment of Deloitte & Touche LLP as our auditors for the year ending December 31, 2003. We are not aware of any other matters to be presented for action at the annual meeting.

How many votes are required to elect a director?

If a quorum is present at the annual meeting, the nominee for election as a director who receives the greatest number of votes cast for the election of directors by the shares present in person or by proxy represented at the annual meeting will be elected a director. In the election of directors, abstentions will have no effect on the outcome of the election since the affirmative vote of the holders of a specific percentage of the shares present or outstanding is not required. There is no cumulative voting as to any matter, including the election of directors.

How many votes are required to approve the amendment to the 1997 Non-Employee Directors' Stock Option Plan?

An affirmative vote of a majority of all shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to approve the amendment to the 1997 Non-Employee Directors' Stock Option Plan.

How many votes are required to ratify the appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ended December 31, 2003?

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the appointment of Deloitte & Touche LLP. Your ratification of the appointment of independent auditors is not required by our bylaws or otherwise. The board of directors is nonetheless submitting the appointment of Deloitte & Touche LLP to you for ratification as a matter of good corporate practice.

How many votes do I have?

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the annual meeting.

How will my proxy be voted?

All shares represented by proxies will be voted in accordance with the directions set forth in the proxy. If you do not provide any directions, your shares will be voted for all management proposals. We are not aware, as of the date of this proxy statement, of any matters to be voted on at the annual meeting other than as stated in this proxy statement and the accompanying Notice of Annual Meeting of Stockholders. If any other matters are properly presented at the annual meeting, the enclosed proxy gives discretionary authority to the persons named in the proxy to vote the shares in their best judgment.

Who counts the votes?

Computershare Trust Company, Inc., the inspector of election appointed for the meeting, will count all votes. The inspector of election will separately count affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the tabulation of votes cast on proposals presented to the stockholders and will typically have the same effect as negative votes, except with respect to the election of directors, pursuant to which abstentions have no effect.

Can brokers vote on the proposals?

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," and brokers who have received no instructions from their clients do not have discretion to vote on those items. When brokers vote proxies on some but not all of the proposals at a meeting, the missing votes are referred to as "broker non-votes." Broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business, but they are not counted as shares voting. Thus, broker non-votes can have the effect of preventing approval of certain proposals where the number of affirmative votes, though a majority of the votes cast, does not constitute a majority of the required quorum. Brokers will have discretion to vote on all the proposals at the annual meeting, so there will be no broker non-votes on any of the proposals.

Can I revoke my proxy?

Any person giving a proxy may revoke it at any time before it is voted. It may be revoked by filing with our corporate secretary at our principal executive office, 1800 114th Avenue S.E., Bellevue, Washington 98004, a written notice of revocation or a signed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

PROPOSAL 1:
ELECTION OF DIRECTOR

Our Amended and Restated Certificate of Incorporation and Bylaws divide the board of directors into three classes. Each class has a three-year term. Only persons elected by a majority of the remaining directors may fill vacancies on the board of directors. A director elected by the board of directors to fill a vacancy (including a vacancy created by an increase in the size of the board of directors) serves for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor is elected and qualified.

At April 28, 2003 the board of directors was composed of seven members, divided into three classes as follows:

Term Expiring 2003: David W. Cole
Term Expiring 2004: Frances M. Conley, Keith D. Grinstein and Ronald B. Woodard
Term Expiring 2005: Deborah L. Bevier, David M. Eskenazy and Robert D. Sznewajs

If elected at the 2003 annual meeting, David W. Cole would serve until the 2006 annual meeting or until his successor is elected and qualified. Each of Messrs. Grinstein, Woodard, Eskenazy and Sznewajs and Ms. Bevier will continue in office until his or her respective term expires or until his or her successor is elected and qualified. Ms. Conley tendered her resignation from the board of directors effective as of the close of business on April 28, 2003. Effective April 29, 2003, the board of directors will reduce the number of directors to six members. Consequently, at the time of the 2003 annual meeting, no vacancy will exist as a result of Ms. Conley's resignation.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. The person nominated for election has agreed to serve if elected and management has no reason to believe that the nominee will be unable to serve. If the nominee becomes unavailable to serve as a director, the persons named in the enclosed proxy can vote for or against the nominee in accordance with their judgment.

Nominee for election to a three-year term expiring at the 2006 Annual Meeting:

David W. Cole

David W. Cole, 55, has served as our chief executive officer and director since October 2001. Prior to joining Coinstar he served as president of The Torbitt & Castleman Company, a manufacturer of specialty food products from December 1999 through February 2001. From November 1993 through December 1999, he served as president of Paragon Trade Brands, a leading manufacturer of private label disposable diapers. Paragon Trade Brands filed for Chapter 11 Bankruptcy protection on February 16, 1998.

The board of directors recommends a vote in favor of the nominee.

Directors continuing in office until the 2004 Annual Meeting:

Keith D. Grinstein

Keith D. Grinstein, 42, has been a director of Coinstar since August 2001 and has served as its chairman since June 2002. Previously, Mr. Grinstein held a number of senior executive positions at Nextel International, Inc., a telecommunications company serving as its president from January 1996 to March 1999, its chief executive officer from January 1996 to August 1999 and a member of its board of directors from 1996 until 2002. Mr. Grinstein's other past experience includes work at AT&T Wireless Services (formerly McCaw Communications), where he served as president and chief executive officer of the Aviation Communications Division from January 1991 to December 1995. He served as a member of the board of directors of the Ackerly Group between 2000 and 2002 and has been a director of Nextera Enterprises, Inc. since January 2000 and of

F5 Networks, Inc. since December 1999. Mr. Grinstein is currently a partner of Second Avenue Partners, a venture capital fund.

Ronald B. Woodard

Ronald B. Woodard, 60, has been a director of Coinstar since August 2001 and is chairman of Seattle-based MagnaDrive Corporation, a developer of breakthrough technology for torque transfer and speed control. Mr. Woodard co-founded MagnaDrive in April 1999 after a 32-year career with The Boeing Company where he held numerous positions including president of The Boeing Commercial Airplane Group. He currently serves on the board of directors for Atlas Air, Knowledge Anywhere, the Seattle Symphony and the University of Puget Sound.

Directors continuing in office until the 2005 Annual Meeting:

Deborah L. Bevier

Deborah L. Bevier, 51, has been a director of Coinstar since August 2002. Ms. Bevier served as president and chief executive officer of Laird Norton Financial Group and Laird Norton Trust Company, an independent financial adviser, from 1996 until 2003. She also served as chief executive officer of Wentworth, Hauser and Violich, an investment-counseling firm from 2000 until 2003. Previously, she served as chair and chief executive officer of Key Bank of Washington and Key Savings Bank from 1993 to 1996 and as a member of the board of directors of the Ackerly Group from 1998 to 2002. She currently serves on the board of directors of several organizations including Fred Hutchinson Cancer Research Center, Greater Seattle Chamber of Commerce and the YWCA.

David M. Eskenazy

David M. Eskenazy, 41, has been a director of Coinstar since August 2000. Mr. Eskenazy was involved in Coinstar as an investor prior to our initial public offering and, at that time, served in a board observer capacity on behalf of one of our largest stockholders, Hedreen Joint Venture. Mr. Eskenazy has been certified in Washington State as a CPA (inactive) since February 1988 and currently is the chair of our audit committee. He is the vice president of investments for R.C. Hedreen Co. where he has served in various accounting and finance positions since 1987.

Robert D. Sznewajs

Robert D. Sznewajs, 56, has been a director of Coinstar since August 2002. Mr. Sznewajs is president, chief executive officer and a member of the board of directors of West Coast Bancorp, a bank holding company, and has served in these capacities since January 2000. He joined U.S. Bancorp in April 1994 and served as its vice-chairman from 1997 to 1999. From February 1993 to March 1994 he served as president of the Credit Card Division of Bank of America.

BOARD COMMITTEES AND MEETINGS

During the fiscal year ended December 31, 2002 our board of directors held 12 meetings. The board of directors has an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee. The audit committee meets with our independent auditors at least quarterly, prior to releasing our quarterly results, to review the results of the auditors' interim or annual review before they are released to the public or filed with the Securities and Exchange Commission or other regulators. The audit committee also reviews the comments as to the quality of our accounting principles and financial reporting and controls, adequacy of staff, and the results of procedures performed in connection with the audit process. The audit committee operates according to a written charter adopted by the board of directors which is attached as

Appendix A to this proxy statement. Until April 28, 2003, the audit committee was composed of four non-employee directors, David M. Eskenazy, Keith D. Grinstein, Robert D. Sznewajs and Deborah L. Bevier. The audit committee met eight times in 2002. Effective April 29, 2003, Ms. Bevier resigned from the audit committee and was appointed to Coinstar's compensation committee to replace Ms. Conley, who resigned effective April 28, 2003. All of the members of the audit committee are independent within the meaning of Rule 4200(a)(14) of the listing standards for the National Association of Securities Dealers.

Compensation Committee. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our executive officers. In addition, the committee awards stock options to employees and consultants under our stock option plans, and performs other functions regarding compensation as delegated by the board of directors. Until April 28, 2003, the compensation committee was composed of three non-employee directors, Frances M. Conley, Keith D. Grinstein and David M. Eskenazy. The compensation committee met eight times in 2002. Ms. Bevier will replace Frances M. Conley following Ms. Conley's resignation from the board of directors effective April 28, 2003.

Nominating and Governance Committee. The nominating and governance committee makes recommendations to the board of directors concerning candidates for directorships and has also served as our chief executive officer search committee. The nominating and governance committee currently consists of three directors, Keith D. Grinstein, Ronald B. Woodard and Deborah L. Bevier. The nominating and governance committee met three times in 2002. The committee will consider the names and qualifications of candidates for the board of directors submitted by stockholders in accordance with the procedures referred to on page 25 of this proxy statement.

During the fiscal year ended December 31, 2002, each director, except Ms. Bevier, attended at least 75% of the aggregate number of meetings of the board of directors and of the committees on which he or she served. Ms. Bevier attended 70% of the aggregate number of such meetings.

DIRECTORS COMPENSATION

During the third quarter of 2002, our board of directors reconsidered compensation arrangements for our non-employee directors in light of heightened expectations for directors of public companies and increased commitments expected of our directors due to the board of directors' intensified focus on good corporate governance. As a result, our board of directors approved increases to the amount of cash and option compensation payable to our non-employee directors, including incremental additional compensation for chairs of the committees of our board and for the non-employee chairman of our board to reflect increased expectations for and contributions from those persons.

Pursuant to the new director compensation arrangements approved by our board of directors in the third quarter of 2002, each non-employee director receives annual compensation of $20,000 for service on the board of directors, other than our non-employee chairman of the board, who receives annual compensation of $45,000. Each non-employee director also receives $1,000 for attending board meetings in person or $750 if attendance is by telephone. Additionally, non-employee directors receive $1,000 for attending meetings of the audit committee and $500 for attending meetings of the compensation and nominating and governance committees of which they are members. The chair of the audit committee, if not chairman of the board, receives additional annual compensation of $4,000. The chair of the compensation committee or nominating and governance committee, if not chairman of the board, receives additional annual compensation of $2,000. Directors may elect to receive this compensation in the form of cash or Coinstar common stock, which may be deferred at the election of the director.

Each non-employee director also receives stock option grants under the 1997 Non-Employee Directors' Stock Option Plan. This plan provides for automatic initial and annual grants of options to purchase shares of our

common stock to eligible non-employee directors of Coinstar. The maximum number of shares of common stock that may be issued pursuant to options granted under this plan, subject to stockholder approval, is 400,000.

During 2002, pursuant to the 1997 Non-Employee Directors' Stock Option Plan, all non-employee directors received an automatic annual grant of 5,000 options. In addition, pursuant to the terms of the plan, upon joining the board in August 2002, Deborah L. Bevier and Robert D. Sznewajs received an automatic initial grant of 10,000 options. To effect the board's determination in the third quarter of 2002 to increase equity compensation for non-employee directors, each of the non-employee directors received a one-time additional option grant for 2,500 shares, except our chairman, Keith D. Grinstein, who received a one-time additional grant of 7,500 options. All options granted to directors were granted at the fair market value of our common stock on the applicable grant date. The one-time additional grants, totaling 20,000 options, were made outside the 1997 Non-Employee Directors' Stock Option Plan. In order to make permanent the increase in annual option compensation, the board of directors has approved an amendment to this plan to increase the number of options granted to non-employee directors and any non-employee chair of our board pursuant to the annual automatic grant provisions. The amendment has been submitted to the stockholders for approval at this annual meeting. (See Proposal 2.)

PROPOSAL 2:
AMENDMENT TO THE 1997 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

The board of directors is asking the stockholders to approve the amendment of the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to increase the size of the annual stock option grant for non-employee directors (other than any non-employee chair of the board) from 5,000 shares to 7,500 shares and to establish the size of the annual stock option grant for any non-employee chair of the board at 12,500 shares. The amended Directors' Plan was approved by our board of directors on March 20, 2003, but will become effective only upon receipt of approval by the stockholders.

A copy of the Directors' Plan is attached to this proxy statement as Appendix B. The following description of the Directors' Plan is a summary and does not purport to be a complete description. See Appendix B for more detailed information.

Purpose. The purpose of the Directors' Plan is to provide a means by which each of our non-employee directors may purchase our common stock. By means of the Directors' Plan, we seek to secure and retain the services of persons capable of serving as non-employee directors and to provide incentives for such persons to exert maximum efforts for our success.

Stock Subject to the Plan. A total of 400,000 shares of common stock have been reserved for issuance under the Directors' Plan in the form of nonqualified stock options. As of March 31, 2003 there were 152,274 shares available for the grant of new options to non-employee directors.

Administration. Our board of directors administers the Directors' Plan.

Eligibility. Options may only be granted to our non-employee directors.

Non-discretionary Grants. Each person who is elected or appointed for the first time to be a non-employee director automatically receives upon the date of his or her initial election or appointment by the board or stockholders an option to purchase 10,000 shares of our common stock (the "Initial Grant"). In addition, under the Directors' Plan, as amended, each non-employee director (other than any non-employee chair of the board) is automatically granted an option to purchase 7,500 shares of our common stock on the date of each Annual Meting of stockholders (the "Standard Annual Grant"). Under the Directors' Plan, as amended, if we have a non-employee chair of the board, he or she is automatically granted an option to purchase 12,500 shares of our common stock on the date of each Annual Meeting of Stockholders (the "Non-Employee Chair Annual Grant"). We currently have a non-employee chair, Mr. Grinstein.

Stock Option Grants. Options granted under the Directors' Plan are non-statutory stock options. The exercise price for each option may not be less than 100% of fair market value on the date of grant. For purposes of the Directors' Plan, "fair market value" means the closing sales price for our stock as reported by the Nasdaq National Market System for a single trading day. As of March 31, 2003, the closing sales price for our common stock on the Nasdaq National Market System was $16.79 per share.

The term of each option commences on the date it is granted and, unless sooner terminated, expires 10 years from the date of grant. If the optionee's service as a non-employee director terminates for any reason, the option terminates on the earlier of the 10-year anniversary of the date of grant or the date 12 months following the date of termination of service. In any and all circumstances, an option may be exercised following termination of the optionee's service as a director only as to that number of shares as to which it was exercisable on the date of termination of such service.

The non-employee director may elect to make payment of the exercise price with cash at the time of exercise or by delivery of shares of our common stock already owned by the non-employee director, held for the period required to avoid a charge to our reported earnings. Notwithstanding the foregoing, the option may also be exercised pursuant to a broker assisted cashless exercise, to the extent permitted under applicable law.

Transferability. The option is not transferable except by will or by the laws of descent and distribution, and is exercisable during the lifetime of the non-employee director only by him or her or by his or her guardian or legal representative, unless otherwise specified in the option, in which case the option may be transferred upon such terms and conditions as are set forth in the option, including (without limitation) pursuant to a domestic relations order. Notwithstanding the foregoing, the non-employee director may, by delivering written notice to us, in a form satisfactory to us, designate a third party who, in the event of the death of the non-employee director, will thereafter be entitled to exercise the option.

Vesting. Options granted pursuant to the Directors' Plan vest and become exercisable as follows:

- Each Initial Grant is fully vested and exercisable at all times; and
- Each Standard Annual Grant and each Non-Employee Chair Annual Grant vests and becomes exercisable in equal monthly installments over the period from the date of grant until the anniversary of the date of grant, at which time it is fully vested.

Adjustments Upon Changes in Stock. If any change is made in the stock subject to the Directors' Plan, or subject to any option granted under the Directors' Plan, without the receipt of consideration by us (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us), the Directors' Plan will be appropriately adjusted in the class(es) and maximum number of shares subject to the Directors' Plan, and the outstanding options will be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to such outstanding options.

Change of Control. In the event of: (1) a merger or consolidation in which we are not the surviving corporation; (2) a reverse merger in which we are the surviving corporation but our shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (3) any other capital reorganization in which more than 50% of our shares entitled to vote are exchanged, the vesting of options outstanding under the Directors' Plan shall accelerate such that each option may be exercised with respect to 100% of the shares, and the options will terminate if not exercised prior to such event.

Amendment of the Plan. The board at any time, and from time to time, may amend the Directors' Plan. Except for adjustments upon changes in stock, no amendment will be effective unless approved by our stockholders to the extent that stockholder approval is necessary for the Directors' Plan to satisfy any Nasdaq or

securities exchange listing requirements. Rights and obligations under any option granted before any amendment of the Directors' Plan will not be altered or impaired by such amendment unless (i) we request the consent of the person to whom the option was granted and (ii) such person consents in writing.

Termination or Suspension of the Plan. The board may suspend or terminate the Directors' Plan at any time. Unless sooner terminated, the Directors' Plan shall terminate on the 10th anniversary of its adoption by the board or March 28, 2007. No options may be granted under the Directors' Plan while it is suspended or after it is terminated.

Federal Income Tax Consequences. The following is a summary of the material United States federal income tax consequences to us and to participants in the Directors' Plan. The summary is based on the Code and the United States Treasury regulations promulgated thereunder in effect as of the date of the proxy statement, all of which may change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to participants in the Directors' Plan. Therefore, we strongly encourage participants to consult their own tax advisors as to the specific federal income tax or other tax consequences of their participation in the Directors' Plan.

Nonqualified Stock Options. Generally, the grant of a nonqualified stock option will not result in any federal income tax consequences to the participant or to us. Upon exercise of a nonqualified stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the amount paid for the stock upon exercise of the option. Subject to certain limitations, we generally will be entitled to a corresponding business expense deduction equal to the ordinary income recognized by the participant.

Upon disposition of the stock, the participant will recognize capital gain or loss equal to the difference between the amount realized on the disposition of such stock over the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such capital gain or loss will be characterized as short-term or long-term, depending upon how long the stock was held.

The board of directors recommends a vote in favor of the 1997 Amended and Restated Non-Employee Directors' Stock Option Plan.

PROPOSAL 3:
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors has selected Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2003 and has further directed that management submit the appointment of independent auditors for ratification by the stockholders at the annual meeting. Deloitte & Touche LLP has audited our financial statements since our inception in 1991. Representatives of Deloitte & Touche LLP are expected to attend the annual meeting. They will have an opportunity to make a statement, if they choose, and will be available to respond to appropriate questions.

Your ratification of the appointment of Deloitte & Touche LLP as our independent auditors is not required by our bylaws or otherwise. The board of directors nonetheless is submitting the appointment of Deloitte & Touche LLP to you for ratification as a matter of good corporate practice. If you fail to ratify the appointment, the audit committee will reconsider whether to retain them. Even if the appointment is ratified, the audit committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Coinstar and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the appointment of Deloitte & Touche LLP.

The board of directors recommends a vote in favor of the ratification of the appointment of Deloitte & Touche LLP as our independent auditors.

REPORT OF THE AUDIT COMMITTEE

Review with Management and Independent Accountants. The audit committee has met and held discussions with management and the independent auditors regarding our financial statements. The audit committee has reviewed and discussed with management and the independent auditors our audited consolidated financial statements as of and for the fiscal year ended December 31, 2002 and the independent report thereon. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The audit committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Codification of Statement on Auditing Standards*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The audit committee also received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, by the Independence Standards Board, and has discussed with the independent auditors the auditors' independence.

Summary. Based on the reviews and discussions with management and the independent auditors referred to above, the audit committee recommended to the board of directors that our consolidated audited financial statements referred to above be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

In connection with its review of our consolidated audited financial statements for the fiscal year ended December 31, 2002, the audit committee relied on advice and information that it received in its discussions with management and advice and information it received in the audit report and discussions with the independent auditors. This report is submitted over the names of the members of the audit committee.

The Audit Committee

David M. Eskenazy, Chair
Deborah L. Bevier
Keith D. Grinstein
Robert D. Sznewajs

AUDIT AND RELATED FEES

Audit Fees. The aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"), for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2002 and for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for that fiscal year were $166,589.

Financial Information Systems Design and Implementation Fees. There were no fees billed by Deloitte for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002.

All Other Fees. The aggregate fees billed by Deloitte for services rendered to us, other than the services described above under "Audit Fees" for the fiscal year ended December 31, 2002 were $280,690, of which $211,846 related to tax services.

The audit committee has considered, and believes that, the non-audit services provided by Deloitte as described above are compatible with maintaining Deloitte's independence as our principal accountants.

EXECUTIVE AND CORPORATE OFFICERS

The following table sets forth the name, age and position of our executive officers as of March 31, 2003:

Name	Age	Position
David W. Cole	55	Chief Executive Officer
Richard P. Stillman	48	Chief Operating Officer
Michael L. Doran	53	Senior Vice President of Systems Technology
William W. Booth	47	Senior Vice President of Retail Development
Richard C. Deck	33	Chief Accounting Officer
Donald R. Rench	36	Vice President, General Counsel and Corporate Secretary
John P. Reilly	38	Vice President of Coin Services
Randy S. Overturf	44	Vice President of Field Operations
Alexander C. Camara	38	Vice President of UK Operations

The following table sets forth the name, age and position of our other corporate officers as of March 31, 2003:

Gretchen J. Marks	42	Vice President of Marketing
Sara L. White	53	Vice President of Human Resources
Peter D. Rowan	36	Vice President of New Business Innovations

David W. Cole has served as our chief executive officer and director since October 2001. Prior to joining Coinstar he served as president of The Torbitt & Castleman Company, a manufacturer of specialty food products from December 1999 through February 2001. From November 1993 through December 1999, he served as president of Paragon Trade Brands, a leading manufacturer of private label disposable diapers. Paragon Trade Brands filed for Chapter 11 Bankruptcy protection on February 16, 1998.

Richard P. Stillman has served as our chief operating officer since September 2000. He served as our vice president of marketing from September 1999 through August 2000. From April through August 1999, Mr. Stillman served as head of marketing at Onvia.com, a business-to-business e-services company. From August 1996 through January 1999, he co-founded and served as vice president of sales and marketing for Originet, Inc., a start-up technology company providing digital multi-media interactive systems to large retailers.

Michael L. Doran has served as our senior vice president of systems technology since September 2000. He served as our vice president of software technology from September 1998 through August 2000 and as our director of information systems from August 1996 through September 1998. Prior to that, Mr. Doran served as senior manager of application services for Snohomish Public Utility District where he directed automation planning and application development.

William W. Booth has served as our senior vice president of retail development since September 2000. He served as our vice president of retail development from December 1998 through August 2000 and as our director of retail development from April 1995 through December 1998. Prior to that, Mr. Booth served as senior director of retail marketing services for Catalina Marketing Corporation, a consumer marketing company.

Richard C. Deck has served as our chief accounting officer since March 2001 and as our corporate controller and treasurer since December 2000. From October 1996 to September 2000, Mr. Deck served as the corporate controller of Concur Technologies, Inc., a software and service provider of expense management solutions. Prior to that, Mr. Deck was a senior financial analyst at Physio-Control International Corporation, a manufacturer and distributor of cardiac defibrillators. Mr. Deck is a certified public accountant (inactive).

Donald R. Rench has served as our vice president and general counsel since August 2002 and corporate secretary since March 2002. Mr. Rench served as our corporate counsel from March 2000 through August 2002.

From October 1997 through March 2000, Mr. Rench served as corporate counsel for NetManage, Inc., formerly Wall Data, Inc. Prior to that, Mr. Rench was an attorney in private practice in Cincinnati, Ohio.

John P. Reilly has served as our vice president of coin services since September 2000. He served as our director of coin services from September 1998 through August 2000 and as our manager of coin services from March 1996 through September 1998. Prior to that, Mr. Reilly served as an account executive for General Electric Capital Corporation.

Randy S. Overturf has served as our vice president of field operations since November 2001 and as our director of field service since June 1999. Prior to that, Mr. Overturf was our national field service manager since joining Coinstar in July 1995.

Alexander C. Camara has served as our vice president of UK operations since March 2002 and our general manager of Coinstar International's subsidiary, Coinstar Limited, in the United Kingdom since September 1999. From 1982 to 1999, Mr. Camara served in various senior retail and strategic positions at Sainsbury Supermarkets Ltd., a leading retailer based in the United Kingdom with operations also located in the United States.

Gretchen J. Marks has served as our vice president of marketing since November 2001, as our director of marketing from November 2000 through October 2001 and as our product manager from November 1999 to October 2000. From November 1997 through October 1999, Ms. Marks attended Columbia University where she received her masters degree in organizational psychology while working on various marketing consulting projects. Prior to that, Ms. Marks worked at Nabisco, Inc. as director of customer marketing.

Sara L. White has served as our vice president of human resources since March 2002, our director of organizational development and training from July 2001 through February 2002 and our manager of organizational development and training from October 1998 through June 2001. Prior to that, Ms. White served as our coin operations manager since joining Coinstar in January 1997.

Peter D. Rowan has served as our vice president of new business innovations since February 2003 and as our senior director of new business innovations from December 2001 through January 2003. Prior to joining Coinstar, Mr. Rowan provided venture consulting to various early-stage technology companies under the name Interactive Strategy Group. From July 1999 through April 2001, Mr. Rowan was president of T3 Media, Inc. and also served as their vice president of business development from May 1998 through July 1999. Prior to that he was a director for GP Strategies Corp.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned as of March 31, 2003 (except as otherwise noted) by: (i) each director; (ii) each of the Named Executive Officers listed in the Summary Compensation Table on page 14; (iii) the executive officers and directors of Coinstar as a group; and (iv) all those known by us to be beneficial owners of more than 5% of our outstanding common stock. The mailing address for each director and officer listed below is: c/o Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, WA 98004.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Outstanding Shares
Snyder Capital Management, L.P.(2) Snyder Capital Management, Inc. 350 California Street, Suite 1460 San Francisco, CA 94104	1,921,750	8.9%
Hedreen Joint Venture(3) P.O. Box 9006 Seattle, WA 98109	1,706,846	7.9%
Barclays Global Investors, NA(4) 45 Fremont Street San Francisco, CA 94105	1,660,856	7.7%
RS Investment Management Co. LLC(5) 388 Market Street, Suite 1700 San Francisco, CA 94111	1,567,650	7.2%
RS Investment Management L.P.(6) 388 Market Street, Suite 1700 San Francisco, CA 94111	1,523,000	7.0%
David W. Cole(7)	85,434	*
Richard P. Stillman(8)	122,893	*
Diane L. Renihan(9)	33,390	*
Michael L. Doran(10)	56,130	*
William W. Booth(11)	30,939	*
Deborah L. Bevier(12)	16,934	*
Frances M. Conley(13)	75,596	*
David M. Eskenazy(14)	39,361	*
Keith D. Grinstein(15)	25,375	*
Robert D. Sznewajs(16)	18,335	*
Ronald B. Woodard(17)	21,627	*
All directors, director nominees and executive officers as a group (16 persons)	660,373	3.0%

* Represents beneficial ownership of less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of March 31, 2003 are deemed

outstanding. These option shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person (unless otherwise assumed to be outstanding). Except as indicated by footnote, and subject to marital community property laws where applicable, we believe that the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. As of March 31, 2003, we had 21,677,211 shares of common stock outstanding.

(2) Beneficial ownership of shares as reported on Form 13G filed with the Securities and Exchange Commission on February 14, 2003. Snyder Capital Management, L.P. and Snyder Capital Management, Inc. share voting power over all 1,921,750 shares, 1,706,846 shares of which are subject to shared dispositive power by Snyder Capital Management, L.P. and Snyder Capital Management, Inc.

(3) Beneficial ownership of shares as reported on Questionnaire for 5% Stockholders signed by Hedreen Joint Venture on March 25, 2002. Represents 1,706,846 shares that Richard C. Hedreen and Hedreen Joint Venture are deemed to beneficially own pursuant to an operating agreement whereby certain venturers combined their brokerage accounts for certain dispositive purposes. Mr. Hedreen has sole voting power over 815,542 shares and Hedreen Joint Venture does not have the power to vote any of the shares.

(4) Beneficial ownership of shares as reported on Form 13G filed with the Securities and Exchange Commission on February 12, 2003 represents 1,530,549 shares over which Barclays Global Investors, NA has sole dispositive power and 130,307 over which Barclays Global Fund Advisors have sole voting power.

(5) Beneficial ownership of shares as of December 31, 2002 as reported on Form 13G filed with the Securities and Exchange Commission on February 14, 2003.

(6) Beneficial ownership of shares as of December 31, 2002 as reported on Form 13G filed with the Securities and Exchange Commission on February 14, 2003.

(7) Includes 79,167 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(8) Includes 122,626 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(9) Includes 33,120 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003. Ms. Renihan resigned from Coinstar effective February 28, 2003.

(10) Includes 44,609 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(11) Includes 12,916 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(12) Includes 15,625 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(13) Includes 20,625 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(14) Includes 25,625 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(15) Includes 24,375 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(16) Includes 16,980 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

(17) Includes 20,625 shares issuable upon the exercise of options exercisable within 60 days of March 31, 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, to report their stock holdings and transactions to the Securities and Exchange Commission.

To our knowledge, based on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, we were in compliance with all other Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners except as noted.

Deborah L. Bevier and Robert D. Sznewajs inadvertently did not timely file Forms 4 relating to stock received as director compensation on September 30, 2002. Ms. Bevier and Mr. Sznewajs each subsequently filed the required report on December 17, 2002.

The following persons inadvertently did not timely file Forms 4 relating to stock options granted on December 19, 2002: William W. Booth, Alexander C. Camara, Richard C. Deck, Michael L. Doran, Gretchen J. Marks, Randy S. Overturf, John P. Reilly, Donald R. Rench and Sara L. White. They each subsequently filed the required report on January 14, 2003.

David W. Cole and Richard P. Stillman inadvertently did not timely file Forms 4 relating to stock options granted on December 20, 2002. Mr. Cole and Mr. Stillman each subsequently filed the required report on January 14, 2003.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2002, 2001 and 2000, compensation awarded or paid to, or earned by, our chief executive officer and the other four most highly compensated executive officers at December 31, 2002 (the "Named Executive Officers"):

Summary Compensation Table(1)

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	*Year*	*Salary*	*Bonus*	*Securities Underlying Options*	*All Other Compensation*
David W. Cole(2)	2002	$275,000	$217,250	65,000	$98,019
Chief Executive Officer and Director	2001	63,638	—	200,000	11,266
Richard P. Stillman(3)	2002	220,500	139,356	40,500	2,481
Chief Operating Officer	2001	210,000	177,450	70,000	—
	2000	158,958	19,540	95,000	—
Diane L. Renihan(4)	2002	177,650	98,240	—	6,323
Chief Financial Officer	2001	170,000	153,650	45,000	4,314
	2000	119,253	10,730	70,000	3,059
Michael L. Doran(5)	2002	160,000	75,840	16,250	8,783
Senior Vice President of	2001	150,000	63,750	30,000	4,817
Systems Technology	2000	136,250	10,570	40,000	1,033
William W. Booth(6)	2002	140,000	90,300	13,000	6,961
Senior Vice President of	2001	135,000	86,535	15,000	2,192
Retail Development	2000	125,625	44,930	25,000	—

---

(1) As permitted by rules established by the Securities and Exchange Commission, no amounts are shown with respect to certain perquisites where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000.

(2) Mr. Cole was hired as our chief executive officer in October 2001. Mr. Cole's 2002 bonus was paid in February 2003, but was earned in 2002 for performance during 2002. Mr. Cole's 2001 option to purchase 200,000 shares of our common stock was granted outside the Coinstar 1997 Equity Incentive Plan but is subject to the terms and conditions of this plan. The amount set forth under "All Other Compensation" consists of (i) company contributions to Coinstar's 401(k) plan in the amount of $9,990 in 2002, and (ii) payments received for moving expenses pursuant to Mr. Cole's employment agreement in the amount of $88,029 in 2002 and $11,266 in 2001.

(3) Mr. Stillman was hired as our vice president of marketing in September 1999 and was promoted to chief operating officer in September 2000. Mr. Stillman's 2002 bonus was paid in February 2003, but was earned in 2002 for performance during 2002. Of Mr. Stillman's 2001 bonus, $124,950 was paid in February 2002, but was earned in 2001 for performance during 2001 and $52,500 was paid in 2001 as a stay bonus under his employment agreement. Mr. Stillman's 2000 bonus was paid in February 2001, but was earned in 2000 for performance during 2000. The amount set forth under "All Other Compensation" consists of company contributions to Coinstar's 401(k) plan in the amount of $2,481 in 2002.

(4) Ms. Renihan served as our chief accounting officer from February 2000 through September 2000. In September 2000, Ms. Renihan was promoted to chief financial officer. Ms. Renihan's 2002 bonus was paid in February 2003, but was earned in 2002 for performance during 2002. Of Ms. Renihan's 2001 bonus, $101,150 was paid in February 2002, but was earned in 2001 for performance during 2001, $42,500 was paid in 2001 as a stay bonus under her employment agreement and $10,000 was awarded in 2001 as a performance bonus. Ms. Renihan's 2000 bonus was paid in February 2001, but was earned in 2000 for performance during 2000. Ms. Renihan resigned from her position as chief financial officer effective February 28, 2003. Please see "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for a description of Ms. Renihan's separation agreement. The amount set forth under "All Other Compensation" consists of company contributions to Coinstar's 401(k) plan in the amount of $6,323 in 2002, $4,314 in 2001 and $3,059 in 2000.

(5) Mr. Doran has served as our senior vice president of systems technology since September 2000. He served as our vice president of software technology from September 1998 through August 2000. Mr. Doran's 2002 bonus was paid in February 2003, but was earned in 2002 for performance during 2002. Mr. Doran's 2001 bonus was paid in February 2002, but was earned in 2001 for performance during 2001. Mr. Doran's 2000 bonus was paid in February 2001, but was earned in 2000 for performance during 2000. The amount set forth under "All Other Compensation" consists of company contributions to Coinstar's 401(k) plan in the amount of $8,783 in 2002, $4,817 in 2001 and $1,033 in 2000.

(6) Mr. Booth has served as our senior vice president of retail development since September 2000. He served as our vice president of retail development from December 1998 through August 2000 and as our director of retail development from April 1995 through December 1998. Mr. Booth's 2002 bonus was paid in February 2003, but was earned in 2002 for performance during 2002. His 2001 bonus was paid in February 2002, but was earned in 2001 for performance during 2001. His 2000 bonus was paid in February 2001, but was earned in 2000 for performance during 2000. The amount set forth under "All Other Compensation" consists of company contributions to Coinstar's 401(k) plan in the amount of $6,961 in 2002 and $2,192 in 2001.

Stock Option Grants and Exercises

The following tables show, for the fiscal year ended December 31, 2002, certain information regarding options granted to, exercised by, and held at year-end by the Named Executive Officers.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted in Fiscal 2002(2)	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
					5%($)	10%($)
David W. Cole	65,000	13.4%	$23.22	12/20/12	$949,191	$2,405,436
Richard P. Stillman	40,500	8.4%	$23.22	12/20/12	591,419	1,498,771
Diane L. Renihan(4)	—	—	—	—	—	—
Michael L. Doran	16,250	3.4%	$22.60	12/19/12	230,962	585,302
William W. Booth	13,000	2.7%	$22.60	12/19/12	184,769	468,242

(1) The per share exercise price is the fair market value of Coinstar common stock on the date of grant, and the term of the options is ten years, subject to earlier termination in the event of termination of employment. Options generally vest over four years with 25% vesting after the first year and an additional 2.08333% of the shares vesting upon completion of each full month thereafter. The options may be accelerated in the event of specified types of corporate reorganizations. The exercise price may be paid either in cash or at the discretion of the plan administrator by delivery of other Coinstar common stock owned for six months, pursuant to a deferred payment arrangement or in any other form of legal consideration acceptable to the plan administrator.

(2) Based on an aggregate of 484,265 shares subject to options granted to our employees in the fiscal year ended December 31, 2002, including the Named Executive Officers.

(3) The potential realizable value calculated based on the term of the option at the time of grant (10 years). Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent a prediction of our stock price performance. Actual gains, if any, are dependent on the actual future performance of our common stock, and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

(4) Ms. Renihan resigned from her position as chief financial officer effective February 28, 2003. Please see "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for a description of Ms. Renihan's separation agreement.

Aggregated Option Exercises in Last Fiscal Year and Year-end Option Values

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised In-the-Money Options at December 31, 2002(2)	
			Exerciseable	Unexerciseable	Exerciseable	Unexercisable
David W. Cole	—	$ —	58,333	206,667	$ 82,250	$199,750
Richard P. Stillman	18,000	344,540	99,188	148,312	620,041	521,649
Diane L. Renihan(3)	23,500	395,044	27,911	68,125	147,118	344,944
Michael L. Doran	50,208	996,453	34,734	63,208	303,290	219,960
William W. Booth	81,476	1,772,201	6,499	40,625	30,876	157,842

(1) Based on the difference between the fair market value on the date of exercise and the exercise price.

(2) Based on the difference between the fair market value on December 31, 2002 ($22.65 per share) and the exercise price.

(3) Ms. Renihan resigned from her position as chief financial officer effective February 28, 2003. Please see "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for a description of Ms. Renihan's separation agreement.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 about the number of shares of Coinstar's common stock that may be issued upon the exercise of outstanding stock options under our currently existing equity compensation plans and the number of shares remaining available for future issuance. Our stockholder approved equity compensation plans consist of our 1997 Equity Incentive Plan, our 1997 Non-Employee Directors' Stock Option Plan, and our Employee Stock Purchase Plan, as amended. Our non-stockholder approved equity compensation plans consist of our 2000 Equity Incentive Plan and an individual arrangement made outside our 1997 Equity Incentive Plan, but subject to the terms of such plan, with our chief executive officer in connection with his employment. In addition, in 2002, we granted each of our non-employee directors, other than our chairman, 2,500 options outside the 1997 Non-Employee Directors' Stock Option Plan and we granted our chairman 7,500 options outside such plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,804,681	$16.33	1,011,007(1)
Equity compensation plans not approved by security holders	887,373(2)	$21.15	21,024
Total	2,692,054	$17.91	1,032,031

(1) Of these shares, there were 247,838 shares issuable in connection with our Employee Stock Purchase Plan as of December 31, 2002.

(2) This number includes the non-plan grant to our chief executive officer pursuant to his grant agreement described below to purchase 200,000 shares of common stock and the non-plan grants totaling 20,000 options made in the third quarter of 2002 to our non-employee directors pursuant to grant agreements described below.

Description of Non-Stockholder Approved Equity Arrangements

2000 Equity Incentive Plan. On December 14, 2000, our board of directors approved our 2000 Equity Incentive Plan (the "2000 Plan").

Purpose. The purpose of the 2000 Plan is (i) to attract and retain the best available personnel; (ii) to provide additional incentives to our employees and consultants; and (iii) to promote the success of our business.

Stock Subject to the Plan. Subject to adjustment for stock splits, a maximum of 770,000 shares are available for issuance under the 2000 Plan. The shares issued under the 2000 Plan are from authorized but unissued shares of our common stock or from shares subsequently acquired as treasury shares. As of March 31, 2003, there are 7,411 shares available for grant under the 2000 Plan.

Administration. The 2000 Plan may be administered by our board of directors or any board-appointed committee (the "plan administrator"). The board has delegated the duties of plan administrator to the compensation committee who has further delegated limited authority to an executive officer who is also a board member. The plan administrator, subject to the terms of the 2000 Plan, selects the individuals to receive awards, determines the terms and conditions of all awards and interprets the provisions of the 2000 Plan. The plan administrator is also authorized to make such rules and regulations as it deems necessary to administer the 2000 Plan. The plan administrator's decisions, determinations and interpretations are binding on all holders of awards granted under the 2000 Plan.

Awards. The plan administrator is authorized to grant non-statutory stock options and stock awards under the 2000 Plan. Awards may consist of one or more of these grant types.

Eligibility. Awards may be granted to our employees, consultants and directors and to the employees, consultants and directors of any parent or subsidiary of Coinstar. Option grants to non-employee directors are made out of our 1997 Non-Employee Directors' Stock Option Plan.

Stock Option Grants. Options granted under the 2000 Plan may only be non-statutory stock options. The exercise price for each option is determined by the plan administrator but may not be granted at less than 85% of fair market value. For purposes of the 2000 Plan, "fair market value" means the closing sales price for our stock as reported by the Nasdaq National Market for a single trading day. As of March 31, 2003, the closing sales price for our common stock on the Nasdaq National Market System was $16.79 per share.

The exercise price for shares purchased under an option must be paid in a form acceptable to the plan administrator, which forms may include cash or check, or at the discretion of the plan administrator, by delivery of other Coinstar already-owned common stock, a broker-assisted cashless exercise, or such other consideration as the plan administrator may permit, including a promissory note that is structured as necessary to avoid charges to earnings.

Unless the plan administrator determines otherwise, the term of each option will be ten years from the date of grant. Each option will vest and become exercisable by the holder based on a vesting schedule set forth in the individual optionee's grant notice. Options generally vest 25% one year from the date of grant and at a rate of 2.08333% each month thereafter with full vesting occurring four years from the date of grant. Unless the plan administrator determines otherwise, options vested as of the date of termination of the optionee's employment or service relationship with Coinstar by reason of death or disability generally will be exercisable for one year after the date of termination unless the option term expires as of an earlier date. In the event of termination for a reason other than death or disability, the option will be exercisable for a period of 90 days from the date of termination. A transfer of employment or service relationship between us, our subsidiaries and any parent of Coinstar may not be deemed a termination for purposes of the 2000 Plan in the plan administrator's discretion.

Subject to adjustment from time to time as provided in the 2000 Plan, not more than an aggregate of 100,000 shares are available for issuance pursuant to grants of stock awards under the 2000 Plan. The plan administrator is authorized to make awards of common stock or awards denominated in units of common stock on such terms and conditions and subject to such restrictions, if any (which may be based on continuous service with us or the achievement of performance goals related to profits, profit growth, profit-related return ratios, cash flow or total stockholder return, where such goals may be stated in absolute terms or relative to comparison companies), as the plan administrator may determine, in its sole discretion, which terms, conditions and restrictions will be set forth in the instrument evidencing the award. The terms, conditions and restrictions that the plan administrator will have the power to determine will include, without limitation, the manner in which shares subject to stock awards are held during the periods they are subject to restrictions and the circumstances under which forfeiture of the stock award will occur by reason of termination of the participant's employment or service relationship.

Transferability. A non-statutory stock option may be transferred to the extent provided in the option agreement, provided that if the option agreement does not expressly permit the transfer of a non-statutory stock option, the non-statutory stock option shall not be transferable except by will, by the laws of descent and distribution or pursuant to a domestic relations order and will be exercisable during the lifetime of the person to whom the option is granted only by such person or any transferee pursuant to a domestic relations order. Notwithstanding the foregoing, the person to whom the option is granted may, by delivering written notice to us, in a form satisfactory to us, designate a third party who, in the event of the death of the optionee, is thereafter entitled to exercise the option.

Adjustment of Shares. If any change is made in the stock subject to the 2000 Plan, or subject to any award, without the receipt of consideration by us (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us), the 2000 Plan will be appropriately adjusted in the class(es) and maximum number of shares subject to the 2000 Plan and the maximum number of shares subject to award to any person during any calendar year pursuant to the 2000 Plan, and the outstanding stock will be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to such outstanding awards.

Change of Control. The 2000 Plan currently provides that in the event of: (1) a dissolution, liquidation or sale of substantially all of the assets of our company; (2) a merger or consolidation in which we are not the surviving corporation; or (3) a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then to the extent permitted by applicable law (a "Company Transaction"): (i) any surviving corporation or a parent of such surviving corporation shall assume any vested or unvested awards outstanding under the 2000 Plan or will substitute similar awards for those outstanding under the 2000 Plan, or (ii) such awards will continue in full force and effect. Except as otherwise provided in the option agreement, any such awards that are assumed or replaced in a connection with a Company Transaction and do not otherwise accelerate at that time will automatically become fully vested and exercisable with respect to 50% of the unvested portion of the stock award (the forfeiture or repurchase provisions to which such awards may be subject shall lapse to the same extent) in the event that the participant's employment or service relationship with the successor company should terminate (i) in connection with a Company Transaction or (ii) subsequently within one year following such Company Transaction, unless such employment or service relationship is terminated by the successor company for "cause" or by the participant voluntarily without "good reason," as defined in the 2000 Plan. In the event that any surviving corporation or its parent refuses to assume or continue such awards or to substitute similar awards for those outstanding under the 2000 Plan, then, with respect to awards held by persons then performing services as employees, directors or consultants, the time during which such awards may be exercised will be accelerated.

The 2000 Plan was amended by the board of directors in June 2002 to allow the plan administrator, in its sole discretion, to do one or more of the following in the event of a merger, reorganization or sale of substantially all of the assets of the Company: (i) arrange to have the surviving or successor entity or any parent entity thereof assume the options or grant replacement options with appropriate adjustments in the options prices and adjustments in the number and kind of securities issuable upon exercise; (ii) shorten the period during which options are exercisable; (iii) accelerate any vesting schedule to which an option is subject; or (iv) cancel vested options in exchange for cash payment upon such terms and conditions as determined by the board of directors at the time of the event. The plan administrator may also provide for one or more of the foregoing alternatives in any particular option agreement.

Termination and Amendment. The board of directors may at any time suspend, alter or terminate the 2000 Plan, and may amend the plan subject to stockholder approval to the extent necessary to comply with applicable laws. The 2000 Plan will terminate on March 28, 2007, unless earlier terminated by the board. No amendment,

alteration, termination or suspension of the plan may impair the rights of holders of outstanding awards without the holder's written consent.

Federal Income Tax Consequences. The following is a summary of the material United States federal income tax consequences to us and to participants in the 2000 Plan. The summary is based on the Code and the United States Treasury regulations promulgated thereunder in effect as of the date of the proxy statement, all of which may change with retroactive effect. The summary is not intended to be a complete analysis or discussion of all potential tax consequences that may be important to participants in the 2000 Plan. Therefore, we strongly encourage participants to consult their own tax advisors as to the specific federal income tax or other tax consequences of their participation in the 2000 Plan.

Nonqualified Stock Options. Generally, the grant of a nonqualified stock option will not result in any federal income tax consequences to the participant or to us. Upon exercise of a nonqualified stock option, the participant generally will recognize ordinary income equal to the excess of the fair market value of the stock on the date of exercise over the amount paid for the stock upon exercise of the option. Subject to certain limitations, we generally will be entitled to a corresponding business expense deduction equal to the ordinary income recognized by the participant.

Upon disposition of the stock, the participant will recognize capital gain or loss equal to the difference between the amount realized on the disposition of such stock over the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option. Such capital gain or loss will be characterized as short-term or long-term, depending upon how long the stock was held.

Non-plan Grants. In October 2001, in connection with his joining Coinstar as our chief executive officer, we entered into an employment agreement with David W. Cole that provided, among other things, for the issuance of an option to purchase 200,000 shares of our common stock. The option is evidenced by a stock option agreement that was not approved by the stockholders. The option agreement provides for the grant of a nonqualified stock option to purchase 200,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant which was $21.24. The option vests 25% on the anniversary of the date of grant, with additional vesting occurring 2.08333% per month thereafter until fully vested four years from the date of grant. The option was granted outside the 1997 Equity Incentive Plan, but except as otherwise specified in the agreement evidencing this grant is subject to the terms of that plan.

In September 2002, we granted each of our non-employee directors, other than our chairman, options to purchase 2,500 shares. We granted our non-employee chairman options to purchase 7,500 shares. Each of these option grants to non-employee directors is evidence by a stock option agreement that was not approved by the stockholders. These option agreements provide for the grant of a nonqualified stock option with an exercise price equal to the fair market value on the date of grant, which was $27.60. The option vests at the rate of 8.333% of the total grant for each month of continuous service from the date of grant, until fully vested one year from the date of grant. Each of these options was granted outside the 1997 Non-Employee Directors' Stock Option Plan, but except as otherwise specified in the agreement evidencing the grant is subject to the terms of that plan.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Employment Agreement. In October 2001, we entered into an employment agreement and a change of control agreement with our chief executive officer, David W. Cole. Under the employment agreement, we agreed to pay Mr. Cole a specified annual base salary and an annual cash bonus if he meets certain performance targets applicable to the bonus. In addition, we agreed to issue him options to purchase 200,000 shares of our common stock. The agreement also provides for benefits to Mr. Cole if he is terminated without "cause" before December 31, 2003. These benefits include: (i) termination payments equal to 12 months annual base salary, and (ii) any unpaid annual base salary that has accrued for services already performed as of the date of termination.

Under the change of control agreement, if a change of control occurs during the period beginning on the date of the agreement and ending on the date two years following notice from us that we intend to terminate the agreement, then Mr. Cole is eligible to receive the following benefits if we terminate his employment other than for "cause" or if Mr. Cole terminates his employment for "good reason":

- his annual base salary through the date of termination;
- the product of (i) his annual bonus with respect to the fiscal year in which the date of termination occurs and (ii) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365;
- any compensation previously deferred; and
- an amount as separation pay equal to his annual base salary.

Separation Agreement. In February 2003, we entered into a separation agreement with Diane L. Renihan. The agreement provides certain benefits as of February 28, 2003, the effective date of Ms. Renihan's resignation as chief financial officer of Coinstar. Such benefits include aggregate severance pay of $315,000 and certain outplacement, legal and tax planning services. The agreement prohibits Ms. Renihan from engaging in certain competitive activities during a 12 month period following her resignation.

Change of Control Provisions in the Company's Equity Incentive and Stock Option Plans. The Company's 1997 Equity Incentive Plan provides that the plan administrator retains the discretion to do one or more of the following in the event of a merger, reorganization or sale of substantially all of the assets: (i) arrange to have the surviving or successor entity or any parent entity thereof assume the options or grant replacement options with appropriate adjustments in the options prices and adjustments in the number and kind of securities issuable upon exercise; (ii) shorten the period during which options are exercisable; (iii) accelerate any vesting schedule to which an option is subject; or (iv) cancel vested options in exchange for cash payment upon such terms and conditions as determined by the board of directors at the time of the event. The plan administrator may also provide for one or more of the foregoing alternatives in any particular option agreement.

The Company's 1997 Non-Employee Directors' Stock Option Plan contains certain provisions relating to a change in control of the Company. A description of these provisions is contained in Proposal 2 under the subheading "Change of Control" on page 7 of this proxy statement.

The Company's 2000 Equity Incentive Plan contains certain provisions relating to a change in control of the Company. A description of these provisions is contained in the section "Description of Non-Stockholder Approved Equity Arrangements" under the subheading "Change of Control" on page 19 of this proxy statement.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee of the board of directors is composed of three outside directors who are not our employees and are free of any relationship that would interfere with their exercise of independent judgment. The committee is responsible for setting and administering the policies that govern executive compensation and employee stock option grants and provides the following report to stockholders describing compensation policies applicable to our executive officers for the fiscal year ending December 31, 2002. Executive officers who are also directors did not participate in decisions regarding their own compensation.

Philosophy

Our executive compensation program is designed to attract, retain and motivate the talent we need to achieve our aggressive business goals and to increase stockholder value. A significant portion of executive

compensation is linked to key measures of corporate performance as defined annually in our business plan. Additionally, through the long-term incentive program, executives earn a significant portion of their compensation through option grants that increase in value as our stock increases in value. The goal of this compensation plan is to align executive pay with increased value for stockholders.

We take a "total compensation" approach, evaluating the competitiveness of each executive compensation package based on all components of compensation: base salary, bonus pay (short-term incentive program), stock options (long-term incentive program), and benefits. In 2002, we retained an independent consultant to assist in the review of our pay practices, including executive pay. As in previous years, the consultant made recommendations for market-driven adjustments to base pay.

The following is a discussion of each of the elements of our executive compensation program including a description of the decisions and actions taken by the committee to determine compensation in 2002 for the chief executive officer and the other Named Executive Officers listed in the Summary Compensation Table on page 14.

2002 Executive Compensation Program

Compensation paid to our executive officers in 2002 consisted of the following elements:

Base Salary. Base salaries for executives are determined by evaluating (1) the responsibilities of the position; (2) the strategic value of the position to Coinstar; (3) the experience and skills of the individual filling the position; and (4) market data for comparable positions in other companies with a similar revenue base. The base salaries for our executive officers are generally below the median range when compared with similar positions in the market place. This is consistent with our philosophy to weigh compensation more heavily towards incentive pay programs that link executive rewards with stockholder value.

Bonus Pay (Short-Term Incentive Program). The executive bonus plan is tied to specific business objectives developed annually in our business plan and approved by the board of directors. The target bonus for our executive officers is determined as a percentage of base salary. In 2002, executive officers on average earned 156% of the target bonus for their positions. Bonus payments for 2002 were paid in February 2003.

Stock Options (Long-Term Incentive Program). We believe that a significant percentage of compensation to executive officers should be delivered in the form of stock options. Stock options utilized for this purpose align management interests with stockholders by allowing them to share in the long-term increase in value of our company. We believe these stock options play a key role in attracting, motivating, and retaining the services of our executive employees.

Incentive stock options and non-statutory stock options are awarded to both executive and non-executive employees on an annual basis by this committee or the board of directors. The 1997 Equity Incentive Plan provides for the grant of up to 4,380,000 shares of common stock, of which there were, as of December 31, 2002, 2,161,566 shares issued upon exercise of options, 1,618,967 options to purchase shares outstanding, and 599,467 shares available for future grant. On December 14, 2000, our board of directors approved the 2000 Equity Incentive Plan for employees and on a limited basis, for our executive officers. The 2000 Equity Incentive Plan provides for the grant of non-statutory stock options and is intended primarily to expand the available options for grant to non-officer employees. The 2000 Equity Incentive Plan provides for the grant of up to 770,000 shares of common stock, of which there were, as of December 31, 2002, 81,603 shares issued upon exercise of options, 667,373 options to purchase shares outstanding, and 21,024 shares available for future grant. Stock options are granted with exercise prices equal to the prevailing fair market value of our common stock on the date of the grant, have 10-year terms, and typically vest over a four-year period.

We do not employ a set of mechanical criteria in awarding stock options. Rather we evaluate a series of factors including (1) the anticipated contribution by the individual; (2) the stock options required from a

competitive point of view to retain the services of a valued executive officer; and (3) market data for comparable positions in other companies with a similar revenue base.

Stock Ownership Requirement. As noted above, we believe that stock ownership is an essential tool to align management interests with stockholders. To further this principle, we have adopted a policy to require the Company's executive officers to own prescribed amounts of the Company's stock. Under this new policy, the chief executive officer, chief financial officer and chief operating officer must own shares of the Company's common stock equal in value to 75% of their respective base salary. All other executive officers must own stock equal in value to 50% of their base salary. The program was adopted in December 2002 and became effective in January 2003. There will be a four-year phase-in period to allow executives to reach the applicable ownership goals.

Chief Executive Officer Compensation

David W. Cole joined Coinstar as our chief executive officer in October 2001. Based on research conducted by an outside consulting firm, this committee set Mr. Cole's base salary at $275,000, which falls below the median range of chief executive officer salaries for companies with a similar revenue base. Mr. Cole's base salary continued to be $275,000 for 2002. Additionally, Mr. Cole received a bonus of $217,250, which represented 158% of the target bonus for his position. Consistent with our compensation philosophy, Mr. Cole's salary is supplemented with an equity compensation component, which is higher than equity compensation for chief executive officers for companies with a similar revenue base. In December 2002, Mr. Cole was granted stock options to purchase 65,000 shares of our common stock under the 1997 Equity Incentive Plan.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a publicly traded corporation may deduct for compensation paid to a Named Executive Officer who is employed on the last day of the fiscal year. "Performance-based compensation" is excluded from this $1 million limitation. This committee's policy is to provide annual incentive awards that are fully deductible by Coinstar for income tax purposes.

Conclusion

Through the programs described above, a significant portion of our compensation program and the chief executive officer's compensation for 2002 is contingent on our performance, and the realization of benefits is closely linked to increases in long-term stockholder value. We remain committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of our business may result in highly variable compensation for a particular time period.

The Compensation Committee

Keith Grinstein, Chair
Frances M. Conley
David M. Eskenazy

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 1997 for (i) our common stock; (ii) the Nasdaq Stock Market Index; and (iii) the Russell 2000 Index. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31, 2002.



COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN(1)
AMONG COINSTAR, INC., THE NASDAQ STOCK MARKET INDEX
AND THE RUSSELL 2000 INDEX
DOLLARS
300
250
200
150
100
50
0
12/97
12/98
12/99
12/00
12/01
12/02
COINSTAR, INC.
NASDAQ STOCK MARKET INDEX
RUSSELL 2000 INDEX

	12/97	12/98	12/99	12/00	12/01	12/02
Coinstar, Inc	100	118	153	167	274	248
Nasdaq Stock Market Index	100	141	261	157	125	86
Russell 2000 Index	100	97	118	115	117	93

(1) $100 invested on December 31, 1997 in stock or index including reinvestment of dividends. Fiscal year ending December 31.

OTHER MATTERS

Will any other matters be presented at the annual meeting?

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

How are proxies solicited and what are the costs involved?

We will bear the cost of solicitation, including preparation, assembly, printing and mailing of this proxy statement, the form of proxy and any additional information furnished to stockholders. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of Coinstar. No additional compensation will be paid to directors, officers or other regular employees for such services.

STOCKHOLDER INFORMATION

How does a stockholder present a matter to be considered at an annual meeting?

Under Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals that are intended for inclusion in our proxy statement for our 2004 Annual Meeting of Stockholders must be submitted in writing to our Corporate Secretary and received by us not later than December 30, 2003. A stockholder must have continuously held at least $2,000 in market value, or 1%, of our outstanding stock for at least one year by the date of submitting the proposal, and the stockholder must continue to own such stock through the date of the meeting.

Stockholders are also advised to review our bylaws that contain additional requirements with respect to advance notice of stockholder proposals and director nominations. These advance notice provisions apply regardless of whether a stockholder seeks to include such proposals in our proxy statement. Any stockholder who intends to nominate candidates for election as directors or present a proposal at the meeting pursuant to our bylaws, without inclusion of such proposal in our proxy materials, is required to provide advance notice of such proposal to us. Our bylaws provide that any business to be transacted at the Annual Meeting of Stockholders must be properly brought before the meeting. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year's annual meeting. A copy of the pertinent bylaw provisions is available on request to Corporate Secretary, Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, WA 98004.

For such proposals that are not timely filed, we retain discretion to vote proxies we receive provided that (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion, and (2) the proponent does not issue a proxy statement.

May I see a list of stockholders?

In accordance with Delaware law, a list of stockholders of record entitled to vote at the annual meeting will be available at our offices, which is the location of the annual meeting on June 12, 2003. For ten days before the meeting, the list will be available between the hours of 9 a.m. and 4 p.m. local time. A stockholder may examine the list for any legally valid purpose related to the annual meeting.

By Order of the Board of Directors



Donald R. Rench
VP, General Counsel and Corporate Secretary

April 28, 2003

A copy of the Company's Annual Report on Form 10-K on file with the Securities and Exchange Commission for the fiscal year ended December 31, 2002 is available without charge upon written request to: Investor Relations, Coinstar, Inc., 1800 114th Avenue S.E., Bellevue, Washington 98004.

APPENDIX A

COINSTAR, INC.

AUDIT COMMITTEE CHARTER

March 19, 2003

1. *Purpose and Authority*

The Audit Committee (the "*Committee*") shall assist the Board in oversight of (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, (4) the performance of the Company's independent auditors and, if applicable, internal auditors and (5) compliance with the Company's code of ethics for senior financial officers and compliance with the Company's code of conduct for all Company personnel. The Committee shall have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The Committee shall also have all authority necessary to fulfill the duties and responsibilities assigned to the Committee in this Charter or otherwise assigned to it by the Board.

As the Committee deems appropriate, it may retain independent counsel, accounting and other professionals to assist the Committee without seeking Board approval with respect to the selection, fees or terms of engagement of any such advisors.

The Committee when appropriate may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee.

2. *Composition*

(a) Independence

The Committee shall be composed of three or more directors, as determined by the Board, each of whom shall meet the independence requirements established by the Board, the Nasdaq Stock Market and any other regulations applicable to the Company from time to time, including regulations limiting Committee member compensation.

(b) Financial Literacy/Expertise

Each Committee member must, at a minimum, be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. At least one Committee member shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities, and shall be a "financial expert," in accordance with such regulations as may be applicable to the Company from time to time.

(c) Service on Other Public Company Audit Committees

No member of the Committee shall serve on more than two audit committees of publicly traded companies, other than the Company, at the same time such member serves on this Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on this Committee. If a Committee member serves on the audit committees of both a public company and a wholly-owned subsidiary of such company, such service shall be counted as service on one audit committee, rather than two.

(d) Appointment and Removal of Members

The members of the Committee shall be appointed by the Board on the recommendation of the Nominating/ Corporate Governance Committee. The Board may remove any member from the Committee at any time with or without cause.

3. Duties and Responsibilities

The Committee shall have the following duties and responsibilities, in addition to any duties and responsibilities assigned to the Committee from time to time by the Board.

(a) Engagement of Independent Auditor

(i) Select and retain the independent auditor; determine and approve compensation of the independent auditor; resolve disagreements between management and the independent auditor; oversee and evaluate the independent auditor and, where appropriate, replace the independent auditor, with the understanding that the independent auditor shall report directly to the Committee and shall be ultimately accountable to the Committee and to the Board, as representatives of the shareholders of the Company. This responsibility is exclusive to the audit committee.

(ii) Pre-approve the retention of the independent auditor for all audit, review or attest engagements and all non audit services as the independent auditor is permitted to provide the Company and approve the fees for such services, other than de minimus non-audit services allowed by relevant law. The Committee may pre-approve services by establishing detailed pre-approval policies and procedures as to the particular service, provided that the Committee is informed of each service pre-approved. Pre-approval of audit and non-audit services is exclusive to the audit committee and shall not be delegated to management, but may be delegated to one or more independent members of the Committee so long as that member or members report their decisions to the Committee at all regularly scheduled meetings. In considering whether to pre-approve any non-audit services, the Committee or its delegees shall consider whether the provision of such services is compatible with maintaining the independence of the auditor.

(b) Evaluate Independent Auditor's Qualifications, Performance and Independence

(i) At least annually, evaluate the independent auditor's qualifications, performance and independence, including that of the lead partner.

(ii) At least annually, obtain and review a report by the independent auditor describing the firm's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the firm and any steps taken to deal with any such issues.

(iii) At least annually, obtain and review the letter and written disclosures from the independent auditor consistent with Independence Standards Board Standard No. 1, including a formal written statement by the independent auditor delineating all relationships between the auditor and the Company; actively engage in a dialogue with the auditor with respect to that firm's independence and any disclosed relationships or services that may impact the objectivity and independence of the auditor; and take, or recommend that the Board take, appropriate action to oversee the independence of the outside auditor.

(iv) Discuss with the independent auditor the matters required to be discussed by Statement of Auditing Standards ("*SAS*") No. 61, *Communications with Audit Committee*, SAS No. 89, *Audit Adjustments*, and SAS No. 90, *Audit Committee Communications*, all as amended from time to time, together with any other matters as may be required for public disclosure or otherwise under applicable laws, rules and regulations.

(v) Ensure that the independent auditor's lead partner and reviewing partner are replaced every five years. Consider, from time to time, whether a rotation of the independent auditing firm would be in the best interests of the Company and its shareholders.

(vi) Present the Committee's conclusions regarding the performance, qualifications and independence of the independent auditor to the full Board.

(c) **Review Financial Statements and Financial Disclosure**

(i) Prior to filing any periodic report, meet with management and the independent auditor to review and discuss the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the report of the independent auditor thereon and to discuss any off-balance sheet structures and significant issues encountered in the course of the audit work, including any restrictions on the scope of activities, access to required information or the adequacy of internal controls.

(ii) Regularly review with the independent auditor any audit problems or difficulties and management's response, including adjustments noted or proposed by the independent auditor but not taken (as immaterial or otherwise) by management, communications between the audit team and the national office concerning auditing or accounting issues, and any management or internal control letters issued or proposed to be issued by the auditor. Review and discuss with the independent auditor the responsibilities, budget and staffing of the Company's internal audit function (if applicable).

(iii) If so determined by the Committee, based on its review and discussion of the audited financial statements with management and the independent auditor, its discussions with the independent auditor regarding the matters required to be discussed by SAS 61, and its discussions regarding the auditor's independence, recommend to the Board whether the audited financial statements be included in the Company's annual report on Form 10-K.

(iv) Review earnings press releases in advance including all quarterly earnings releases. Discuss or review financial information and earnings guidance provided to analysts and rating agencies; this discussion or review may be done generally; does not require the Committee to discuss in advance each instance in which the Company may provide earnings guidance.

(d) **Periodic Assessment of Accounting Practices and Policies and Risk and Risk Management**

(i) Obtain and review timely reports from the independent auditor regarding (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(ii) Review at least annually (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives on the financial statements of the Company.

(iii) Review changes in promulgated accounting and auditing standards that may materially affect the Company's financial reporting practices.

(iv) Review any reports by management regarding the effectiveness of, or any deficiencies in, the design or operation of disclosure controls and procedures or internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls. Review any report issued by the Company's independent auditor regarding management's assessment of the Company's internal controls.

(e) **Related-Party Transactions**

Review and approve, prior to execution, all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors.

(f) **Internal Audit Review**

Review and assess the advisability of establishing an internal audit function.

(g) **Proxy Statement Report of Audit Committee**

Approve the report required by the rules of the SEC to be included in the Company's annual proxy statement.

(h) **Hiring Policies**

Set clear hiring policies for the Company's hiring of employees or former employees of the independent auditor who were engaged on the Company's account (including past and present members of the audit engagement team), and ensure that such policies comply with any regulations applicable to the Company from time to time. Consider how such policies affect auditor's independence.

(i) **Ethics Compliance and Complaint Procedures**

(i) Establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. This responsibility is exclusive to the audit committee.

(ii) Establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. This responsibility is exclusive to the audit committee.

(j) **Reports to Board**

(i) Report regularly to the Board any issues that arise with respect to the quality and integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements and the performance and independence of the internal and independent auditors.

(ii) Provide minutes of Committee meetings to the Board and report to the Board on any significant matters arising from the Committee's work.

4. *Meetings*

The Committee shall establish a meeting calendar annually, which shall include at least four quarterly meetings for the year. The Committee may hold such other meetings as are necessary or appropriate in order for the Committee to fulfill its responsibilities. In the absence of a member designated by the Board to serve as chair, the members of the Committee may appoint from among their number a person to preside at their meetings.

The Committee shall meet at least quarterly in separate executive sessions with management, internal audit personnel (if applicable) and the independent auditor to discuss matters that the Committee or the other groups believe warrant Committee attention.

5. *Evaluation*

The Committee shall review and reassess this Charter at least annually and, if appropriate, propose changes to the Board.

The Committee shall obtain or perform an annual evaluation of the Committee's performance and make applicable recommendations for improvement.

It is the responsibility of the Company's management to prepare consolidated financial statements in accordance with GAAP and the responsibility of the Company's independent auditors to audit those financial statements. The Committee's responsibility is one of oversight.

APPENDIX B

COINSTAR, INC.

1997 AMENDED AND RESTATED NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

1. Purpose

(a) The purpose of the 1997 Amended and Restated Non-Employee Directors' Stock Option Plan (the "Plan"), is to provide a means by which each director of Coinstar, Inc., a Delaware corporation (the "Company") who is not otherwise an employee of the Company or of any Affiliate of the Company (each such person being hereafter referred to as a "Non-Employee Director") will be given an opportunity to purchase stock of the Company.

(b) The word "Affiliate" as used in the Plan means any parent corporation or subsidiary corporation of the Company as those terms are defined in Sections 424(e) and (f), respectively, of the Internal Revenue Code of 1986, as amended from time to time (the "Code").

(c) The Company, by means of the Plan, seeks to secure and retain the services of persons capable of serving as Non-Employee Directors of the Company, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

2. Administration

The Plan shall be administered by the Board of Directors of the Company (the "Board").

3. Shares Subject to the Plan

(a) Subject to the provisions of paragraph 10 relating to adjustments upon changes in stock, the stock that may be sold pursuant to options granted under the Plan shall not exceed in the aggregate Four Hundred Thousand (400,000) shares of the Company's common stock. If any option granted under the Plan shall for any reason expire or otherwise terminate without having been exercised in full, the stock not purchased under such option shall again become available for the Plan.

(b) The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

4. Eligibility

Options shall be granted only to Non-Employee Directors of the Company.

5. Non-Discretionary Grants

(a) Each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an option to purchase ten thousand (10,000) shares of common stock of the Company on the terms and conditions set forth herein (each, an "Initial Grant").

(b) Immediately following each Annual Meeting of Stockholders, the Chairman of the Board, if he or she is a Non-Employee Director, shall automatically be granted an option to purchase twelve thousand five hundred (12,500) shares of common stock of the Company, and each additional Board member who is then a Non-Employee Director shall automatically be granted an option to purchase seven thousand five hundred (7,500) shares of common stock of the Company, on the terms and conditions set forth herein (each, an "Annual Grant").

6. Option Provisions

Each option shall contain the following terms and conditions:

(a) The term of each option commences on the date it is granted and, unless sooner terminated as set forth herein, expires on the date ("Expiration Date") (10) years from the date of grant. If the optionee's service as a Non-Employee Director or as an employee of or consultant to the Company or any Affiliate of the Company terminates for any reason or for no reason, the option shall terminate on the earlier of the Expiration Date or the date twelve (12) months following the date of termination of service. In any and all circumstances, an option may be exercised following termination of the optionee's service as a Director of the Company only as to that number of shares as to which it was exercisable on the date of termination of such service under the provisions of subparagraph 6(e).

(b) The exercise price of each option shall be one hundred percent (100%) of the fair market value of the stock subject to such option on the date such option is granted.

(c) The optionee may elect to make payment of the exercise price under one of the following alternatives:

(i) Payment of the exercise price per share in cash at the time of exercise; or

(ii) Provided that at the time of the exercise the Company's common stock is publicly traded and quoted regularly in the Wall Street Journal, payment by delivery of shares of common stock of the Company already owned by the optionee, held for the period required to avoid a charge to the Company's reported earnings, and owned free and clear of any liens, claims, encumbrances or security interest, which common stock shall be valued at fair market value on the date preceding the date of exercise; or

(iii) Payment by a combination of the methods of payment specified in subparagraph 6(c)(i) and 6(c)(ii) above.

Notwithstanding the foregoing, this option may be exercised pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which results in the receipt of cash (or check) by the Company prior to the issuance of shares of the Company's common stock.

(d) An option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the option is granted only by such person or by his or her guardian or legal representative, unless otherwise specified in the option, in which case the option may be transferred upon such terms and conditions as are set forth in the option, as the Board shall determine in its discretion, including (without limitation) pursuant to a "domestic relations order." Notwithstanding the foregoing, the person to whom an option is granted may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the optionee, shall thereafter be entitled to exercise the option.

(e) Options granted pursuant to the Plan shall vest and become exercisable as follows:

(i) Each Initial Grant shall be fully vested and exercisable at all times; and

(ii) Each Annual Grant shall vest and become exercisable in equal monthly installments over the period from the date of grant until the anniversary of the date of grant, at which time the Annual Grant shall be fully vested.

(f) The Company may require any optionee, or any person to whom an option is transferred under subparagraph 6(d), as a condition of exercising any such option: (i) to give written assurances satisfactory to the Company as to the optionee's knowledge and experience in financial and business matters; and (ii) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the

option for such person's own account and not with any present intention of selling or otherwise distributing the stock. These requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise of the option has been registered under a then-currently-effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or (ii), as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then-applicable securities laws.

(g) Notwithstanding anything to the contrary contained herein, an option may not be exercised unless the shares issuable upon exercise of such option are then registered under the Securities Act or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act.

(h) Except for adjustments made pursuant to Section 10, the exercise price of outstanding options may not be adjusted without stockholder approval.

7. Covenants of the Company

(a) During the terms of the options granted under the Plan, the Company shall keep available at all times the number of shares of stock required to satisfy such options.

(b) The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock upon exercise of the options granted under the Plan; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act either the Plan, any option granted under the Plan, or any stock issued or issuable pursuant to any such option. If the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such options.

8. Use of Proceeds from Stock

Proceeds from the sale of stock pursuant to options granted under the Plan shall constitute general funds of the Company.

9. Miscellaneous

(a) Neither an optionee nor any person to whom an option is transferred under subparagraph 6(d) shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such option unless and until such person has satisfied all requirements for exercise of the option pursuant to its terms.

(b) Nothing in the Plan or in any instrument executed pursuant thereto shall confer upon any Non-Employee Director any right to continue in the service of the Company or any Affiliate or shall impair any right of the Company, its Board or stockholders or any Affiliate to terminate the service of any Non-Employee Director pursuant to applicable law and the bylaws of the Company.

(c) No Non-Employee Director, individually or as a member of a group, and no beneficiary or other person claiming under or through such Non-Employee Director, shall have any right, title or interest in or to any option reserved for the purposes of the Plan except as to such shares of common stock, if any, as shall have been reserved for such Non-Employee Director pursuant to any previous option grant.

(d) In connection with each option made pursuant to the Plan, it shall be a condition precedent to the Company's obligation to issue or transfer shares to a Non-Employee Director, or to evidence the removal of any restrictions on transfer, that such Non-Employee Director make arrangements satisfactory to the Company to insure that the amount of any federal or other withholding tax required to be withheld with respect to such sale or transfer, or such removal, is made available to the Company for timely payment of such tax.

10. Adjustments Upon Changes in Stock

(a) If any change is made in the stock subject to the Plan, or subject to any option granted under the Plan, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan, and the outstanding options will be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to such outstanding options. Such adjustments shall be made by the Board, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company").

(b) In the event of: (1) a merger or consolidation in which the Company is not the surviving corporation; (2) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (3) any other capital reorganization in which more than fifty percent (50%) of the shares of the Company entitled to vote are exchanged, the vesting of options outstanding under the Plan shall accelerate such that each option may be exercised with respect to 100% of the shares, and the options shall terminate if not exercised prior to such event.

11. Amendment of the Plan

(a) The Board at any time, and from time to time, may amend the Plan; provided, however, that except as provided in Section 10 relating to adjustments upon changes in stock, stockholder approval shall be required for any amendment that (1) materially increases the number of securities issuable under the Plan; (2) materially modifies the requirements for participation in the Plan; (3) otherwise materially amends the Plan to the extent stockholder approval is required by Nasdaq or securities exchange listing requirements; or (4) otherwise requires stockholder approval under any applicable law or regulation.

(b) Rights and obligations under any option granted before any amendment of the Plan shall not be altered or impaired by such amendment unless (i) the Company requests the consent of the person to whom the option was granted and (ii) such person consents in writing.

12. Termination or Suspension of the Plan

(a) The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the tenth (10th) anniversary of its adoption by the Board. No options may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any option granted while the Plan is in effect shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the person to whom the option was granted.

(c) The Plan shall terminate upon the occurrence of any of the events described in Section 10(b) above.

13. Effective Date of Plan; Conditions of Exercise

(a) The Plan shall become effective upon adoption by the Board of Directors, subject to the condition subsequent that the Plan is approved by the stockholders of the Company.

(b) No option granted under the Plan shall be exercised or exercisable unless and until the condition of subparagraph 13(a) above has been met.



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Coinstar

1800 114th avenue se | bellevue, wa 98004 | 425.943.8000 | www.coinstar.com